1933 Act File No. 333-228850
1940 Act File No. 811-23403

As filed with the Securities and Exchange Commission on July 26, 2023
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
POST-EFFECTIVE AMENDMENT NO. 7
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 10

PRINCIPAL DIVERSIFIED SELECT REAL ASSET FUND
(Exact Name of Registrant as Specified in Charter)

711 High Street
Des Moines, IA 50392
(515) 247-6651
(Address and telephone number, including area code, of principal executive offices)

John L. Sullivan
The Principal Financial Group
711 High Street
Des Moines, IA 50392
(Name and Address of Agent for Service)
Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c).
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☒	on August 1, 2023 pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS DATED AUGUST 1, 2023
Principal Diversified Select Real Asset Fund

Share Class	Ticker
Class A	PDSRX
Institutional Class	PDSKX
Class Y	PDSYX
IMPORTANT NOTICE REGARDING FUND CHANGES
On April 27, 2023, the Board of Trustees (the “Board”) of Principal Diversified Select Real Asset Fund (the “Fund”) approved a change to the Fund’s name from Principal Diversified Select Real Asset Fund to Principal Real Asset Fund. The Board also approved a change in the Fund’s diversification classification from “diversified” to “non-diversified” and a change to the related fundamental policy (together, the “Proposed Changes”). Fund shareholders of record on July 14, 2023, are entitled to vote on the Proposed Changes at a Special Meeting of Shareholders of the Fund tentatively scheduled for August 31, 2023. Additional information about the Proposed Changes will be provided in the Proxy Statement that is expected to be sent to record date Fund shareholders on or about July 24, 2023. The Proposed Changes, if approved by Fund shareholders, are expected to be effective on or about September 1, 2023. However, the Fund’s officers have the discretion to change these dates.
On or about September 1, 2023, change all references to the Principal Diversified Select Real Asset Fund to the Principal Real Asset Fund.

Principal Diversified Select Real Asset Fund (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund currently offers three classes of Shares: A, Institutional, and Y. The Fund's investment advisor is Principal Global Investors, LLC ("PGI"). The Fund's investment objective is to seek to provide long-term total return (after Fund fees and expenses) in excess of inflation. The Fund seeks to achieve this investment objective by investing in real assets and real asset companies. Real assets include, without limitation, investments related to real estate, agriculture, infrastructure, energy, natural resources, and timber. Real asset companies include companies that primarily own, explore, mine, process or otherwise develop real assets. The Fund invests in real assets and real asset companies directly, and indirectly through other entities, including private institutional investment funds that pursue these strategies. The Fund may borrow for investment purposes, to meet repurchase requests, and for temporary, extraordinary or emergency purposes. See "INVESTMENT STRATEGIES AND RISKS."
On or about September 1, 2023, delete the first sentence in the paragraph above and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”).
The Fund is structured as an interval fund, which means it conducts quarterly repurchase offers of no less than 5% and no more than 25% of the Fund’s outstanding shares at net asset value (“NAV”). Repurchase offers of more than 5% are made solely at the discretion of the Fund’s Board of Trustees, and investors should not rely on any expectation of repurchase offers being made in excess of 5%. Investors should consider the Fund’s shares illiquid. See "PERIODIC REPURCHASE OFFERS."
This Prospectus sets forth important information you should know before investing in the Shares. Please read this Prospectus carefully and retain it for future reference. A Statement of Additional Information (“SAI”) dated August 1, 2022, containing additional information about the Fund, has been filed with the SEC. The SAI and, when available, the annual and semi-annual reports to shareholders and other information about the Fund can be obtained at no cost, and other shareholder inquiries can be made, by calling 1-800-222-5852 or by writing Principal Diversified Select Real Asset Fund, P.O. Box 219971, Kansas City, MO 64121-9971, or you may access these documents on the Fund’s website at www.PrincipalAM.com/IntervalProspectuses. This Prospectus incorporates by reference the entire SAI. The SAI, as well as material incorporated by reference into the Fund’s Registration Statement and other information regarding the Fund, are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.
An investment in the Shares is speculative and involves a high degree of risk, including the risk of a loss of some or all of your investment. Please read the discussion of the risks of investing in the Fund under "INVESTMENT STRATEGIES AND RISKS” before buying Shares.

The Fund’s Shares have no history of public trading, are not listed, and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is currently no secondary market for its Shares, and the Fund does not expect a secondary market in its Shares to develop.
The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Fund’s Shares are offered through Principal Funds Distributor, Inc., which is the exclusive distributor of Shares, on a best-efforts basis.

	Price to Public(1)	Maximum Sales Load	Proceeds to the Fund(1)
Per Class A Share	Current NAV, plus sales load	5.75%(2)	Amount invested at NAV, less sales load
Per Institutional Class Share	Current NAV	N/A	Amount invested at NAV
Per Class Y Share	Current NAV	N/A	Amount invested at NAV
(1)    Shares will be sold on a continuous basis at a price equal to their current NAV per Share as of the date that the request to purchase shares is received and accepted by or on behalf of the Fund, plus, for Class A Shares, the applicable sales load. See “PLAN OF DISTRIBUTION.”
(2)    The Maximum sales load is 5.75%, for purchases under $100,000; 4.75%, for purchases of $100,000 to under $250,000; 3.75%, for purchases of $250,000 to under $500,000; 2.50% for $500,000 to under $1,000,000; and 0.00%, for purchases of $1,000,000 and greater.

FEE TABLE AND SUMMARY
This is only a summary. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information ("SAI"). In particular, you should carefully read the risks of investing in the Fund's Shares discussed under "INVESTMENT STRATEGIES AND RISKS.”

The Fund
Principal Diversified Select Real Asset Fund (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund currently offers three classes of Shares: A, Institutional, and Y.
See "THE FUND" for more information.
On or about September 1, 2023, delete the first sentence in the paragraph above and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”).

Management
Principal Global Investors, LLC (“PGI”), an indirect subsidiary of Principal Financial Group, Inc. ("Principal®"), serves as the manager and advisor for the Fund and provides certain administrative and accounting services for the Fund. PGI has signed a contract with each Sub-Advisor listed below to provide investment advisory services to the portion of the assets of the Fund allocated to it by PGI. For these services, PGI pays each Sub-Advisor a fee.

Portfolio Managers:	Jessica S. Bush (since 2019)
Benjamin E. Rotenberg (since 2019)
May Tong (since 2021)

Sub-Advisors:	ClearBridge Investments (North America) Pty Limited
Principal Real Estate Investors, LLC
See "MANAGEMENT OF THE FUND" for more information.

The Offering
The Fund’s Shares are offered on a continuous basis . Shares are offered at their current net asset value (“NAV”) per share, plus, with respect to Class A Shares, the applicable sales load.
The minimum initial investment per investor is $100,000 for Institutional Class and Class Y Shares, and $25,000 for Class A Shares. Investors should carefully consider the Fund’s risks and investment objective. An investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.
The Fund’s Shares are offered on a best-efforts basis through Principal Funds Distributor, Inc. (the "Distributor") which is the exclusive distributor of Shares. The Fund and the Distributor reserve the right to reject any orders for any reason.
See “PLAN OF DISTRIBUTION” for more information.
An investment in the Fund’s Shares is speculative and involves a high degree of risk, including the risk of a loss of some or all of your investment.  An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

Interval Fund Structure
The Fund is a closed-end “interval fund." To provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of the Shares, the Fund has adopted a fundamental policy to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. Repurchase offers of more than 5% are made solely at the discretion of the Fund’s Board of Trustees, and investors should not rely on any expectation of repurchase offers being made in excess of 5%. Quarterly repurchase offers will occur in March, June, September and December. Written notification of each repurchase offer is sent to Shareholders of record at least 21 days before the repurchase offer deadline (i.e. the latest date on which Shareholders can tender their shares in response to a repurchase offer).
Shareholders are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. The Fund’s Shares are not listed on any national securities exchange, and the Fund does not currently intend to list its Shares for trading on any exchange. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.
See “PERIODIC REPURCHASE OFFERS” for more information.

Investment Objective	The Fund seeks to provide long-term total return (after Fund fees and expenses) in excess of inflation.
Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in real assets and real asset companies. Real assets include, without limitation, investments related to real estate, agriculture, infrastructure, energy, natural resources, and timber. Real asset companies include companies that primarily own, explore, mine, process or otherwise develop real assets. The Fund invests in real assets and real asset companies directly, and indirectly through other entities, including private institutional investment funds ("Private Funds") that pursue these strategies.
See "INVESTMENT STRATEGIES AND RISKS" for more information.

Summary of Principal Risks
The value of your investment in the Fund changes with the value of the Fund's investments. Many factors affect that value, and it is possible to lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
The principal risks of investing in the Fund include, without limitation, risks related to the following: the agriculture, energy, infrastructure, natural resources, real estate (including REITs), and timber industries; concentration in industries related to real assets; borrowing; the Fund's closed-end structure, and repurchase offers; foreign (including emerging markets) securities and foreign currency; equity securities; fixed-income securities; leverage; liquidity, master limited partnerships (MLPs); investment in other investment companies, including private funds; and valuation of the Fund's private investments.
See "INVESTMENT STRATEGIES AND RISKS" for a detailed description of the risks.

Borrowing and Leverage	The Fund employs leverage by borrowing funds for investment purposes, to meet repurchase requests, and for temporary, extraordinary or emergency purposes.

Distributions
The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”)). The Fund intends to declare and distribute dividends to Shareholders of record on a quarterly basis. Net realized capital gain distributions, if any, are usually declared and paid in December for the prior twelve-month period ending October 31.  The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.

Service Providers	Principal Underwriter and Distributor: Principal Funds Distributor, Inc.
Transfer Agent and Dividend Paying Agent: Principal Shareholder Services, Inc.
Custodian of the Fund’s Assets: Bank of New York Mellon
Independent Registered Public Accounting Firm: Ernst & Young LLP
See “MANAGEMENT OF THE FUND” for more information.

Summary of Fund Expenses
The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year. For a more complete description of the various fees and expenses of the Fund, see "PURCHASING FUND SHARES."

	Share Class
	A	Institutional	Y
Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price)(1)	5.75%	None	None
Dividend Reinvestment and Cash Purchase Plan Fees	None	None	None
Annual Fund Expenses (as a percentage of net assets attributable to Shares)
Management Fee(2)	1.70%	1.70%	1.70%
Distribution and/or Service (12b-1) Fees	0.25%	N/A	N/A
Interest Payments on Borrowed Funds	0.04%	0.04%	0.04%
Other Expenses	14.51%	2.11%	0.28%
Acquired Funds Fees and Expenses(3)	0.40%	0.40%	0.40%
Total Annual Fund Expenses	16.90%	4.25%	2.42%
Fee Waiver and/or Expense Reimbursement(4)(5)	(15.07)%	(2.72)%	(1.09)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(6)	1.83%	1.53%	1.33%
(1)     You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest at least $100,000 in the Fund. More information about these and other discounts is available under PURCHASING FUND SHARES.
(2)    The Management Fee includes the fee paid to PGI. PGI will pay the Sub-Advisors from its Management Fee pursuant to the sub-advisory agreements. See “Management of the Fund.” There is no separate investment advisory agreement with, or management fees charged to, any Subsidiary (as defined below).
(3)    Acquired Fund Fees and Expenses ("AFFE") include certain of the fees and expenses incurred indirectly by the Fund because of its investments in shares of investment companies and interests in certain Private Funds. Although Private Funds are not investment companies registered under the 1940 Act, some of these Private Funds would be investment companies but for Sections 3(c)(1) and 3(c)(7) of the 1940 Act (collectively, the "3(c)(1) and 3(c)(7) Private Funds"). AFFE includes certain of the fees and expenses, such as management fees, audit, and legal expenses ("Operating Costs"), incurred indirectly by the Fund through its investments in shares of investment companies and interest in 3(c)(1) and 3(c)(7) Private Funds (based on information provided by the managers of such 3(c)(1) and 3(c)(7) Private Funds). AFFE excludes, however, the Operating Costs incurred by the Fund through its direct and indirect investments in interests of Private Funds that are not 3(c)(1) and 3(c)(7) Private Funds (e.g., entities relying on Section 3(c)(5)(C) (i.e. REITs) or 3(c)(6) of the 1940 Act or Rule 3a-1 under the 1940 Act (the "Excluded Private Funds")). The calculation of AFFE is based on the Fund's average net assets of approximately $167 million for the fiscal year ended March 31, 2023 and assumes investments in shares of investment companies and interests of 3(c)(1) and 3(c)(7) Private Funds of approximately 32% of the Fund's net assets. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2023, approximately 40% of the Fund's average net assets were invested in Excluded Private Funds either directly or indirectly. If the estimated Operating Costs of such Excluded Private Funds (which equal approximately 0.91% of the Fund's net assets) were included in AFFE, the Fund's Total Annual Operating Expenses would equal 2.24% for Class Y, 2.44% for Institutional Class and 2.74% for Class A shares.
(4)    Principal Global Investors, LLC ("PGI"), the investment advisor, has contractually agreed to limit the Fund's Management Fees through the period ending July 31, 2024. The fee waiver will reduce the Fund's Management Fees by 0.82% (expressed as a percent of average net assets on an annualized basis). It is expected that the fee waiver will continue through the period disclosed; however, the Fund and PGI, the parties to the agreement, may mutually agree to terminate the fee waiver prior to the end of the period.

(5)    Principal Global Investors, LLC ("PGI"), the investment advisor, has contractually agreed to limit the Fund's expenses by paying, if necessary, expenses normally payable by the Fund, (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) to maintain a total level of operating expenses (expressed as a percent of average net assets on an annualized basis) not to exceed 1.39% on Class A shares, 1.09% on Institutional Class shares and 0.89% on Class Y shares. It is expected that the expense limits will continue through the period ending July 31, 2024; however, the Fund and PGI, the parties to the agreement, may mutually agree to terminate the expense limits prior to the end of the period. Subject to applicable expense limits, the Fund may reimburse PGI for expenses incurred during the current fiscal year.
(6)    To the extent the Fund utilizes a derivative instrument such as a swap agreement, associated costs are embedded in the cost of the instrument, and the Fund’s return from such instrument will be net of such expenses and any other expenses associated with the instrument.
The above Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers, and other expenses is available under PURCHASING FUND SHARES.
Example
The following example illustrates the hypothetical Annual Fund Expenses that you would pay on an investment in the Fund. The Example assumes that you invest $1,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year, all dividends and distributions are reinvested at NAV per share, and the Fund’s operating expenses remain the same. The calculation of costs takes into account any applicable contractual fee waivers and/or expense reimbursements for the period noted in the table above. The Example should not be considered a representation of the Fund's future expenses. Your actual expenses may be higher or lower than those shown.

Class	1 Year	3 Years	5 Years	10 Years
A	$75	$366	$591	$959
Institutional	16	104	194	425
Y	14	65	119	267
FINANCIAL HIGHLIGHTS
The following financial highlights tables are intended to help you understand the Fund’s financial performance for the periods shown. The total returns in each table represent the rate that an investor would have earned or lost each period on an investment in the Fund (assuming reinvestment of all distributions). This information has been derived from the financial statements audited by Ernst & Young LLP, Independent Registered Accounting Firm, whose report, along with the Fund's financial statements, is included in the Annual Report to Shareholders dated March 31, 2023. The information provided should be read in conjunction with the Annual Report and the notes accompanying the report. The Fund's financial statements are incorporated by reference into the SAI.
The Annual Report has been filed with the SEC and is available on the SEC's website at www.sec.gov, and is also available upon request by calling 1-800-222-5852.

Financial Highlights Principal Diversified Select Real Asset Fund
	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(a)	Net Realized and Unrealized Gain (Loss) on Investments	Total From Investment Operations	Dividends from Net Investment Income	Distributions from Realized Gains	Tax Return of Capital Distribution	Total Dividends and Distributions
Class A shares
March 31, 2023	$28.09	$0.63	($1.54)	($0.91)	($0.41)	($1.37)	$—	($1.78)
March 31, 2022	26.27	0.33	3.34	3.67	(0.37)	(1.48)	—	(1.85)
March 31, 2021	19.35	0.49	7.18	7.67	(0.52)	(0.23)	—	(0.75)
March 31, 2020(h)	25.00	0.36	(5.61)	(5.25)	(0.35)	—	(0.05)	(0.40)
Class Y shares
March 31, 2023	28.31	0.76	(1.54)	(0.78)	(0.48)	(1.37)	—	(1.85)
March 31, 2022	26.42	0.47	3.36	3.83	(0.42)	(1.52)	—	(1.94)
March 31, 2021	19.39	0.62	7.20	7.82	(0.55)	(0.24)	—	(0.79)
March 31, 2020(h)	25.00	0.47	(5.64)	(5.17)	(0.39)	—	(0.05)	(0.44)
Institutional shares
March 31, 2023	28.15	0.64	(1.46)	(0.82)	(0.48)	(1.37)	—	(1.85)
March 31, 2022	26.33	0.42	3.33	3.75	(0.41)	(1.52)	—	(1.93)
March 31, 2021	19.36	0.56	7.20	7.76	(0.55)	(0.24)	—	(0.79)
March 31, 2020(h)	25.00	0.41	(5.61)	(5.20)	(0.39)	—	(0.05)	(0.44)

	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in thousands)	Ratio of Expenses to Average Net Assets	Ratio of Expenses to Average Net Assets (Excluding Interest Expense and Fees)(b)	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
Class A shares
March 31, 2023	$25.40	(2.13)%(c),(d),(e)	$754	1.70%(f)	1.66%(f)	2.41%	39.8%
March 31, 2022	28.09	12.58 (c),(d),(g)	372	1.91(f)	1.88 (f)	1.19	45.4
March 31, 2021	26.27	39.63 (c),(d)	276	1.67(f)	N/A	2.11	56.0
March 31, 2020(h)	19.35	(21.27) (d),(i)	197	1.94 (f),(j)	N/A	1.87 (j)	56.8 (j)
Class Y shares
March 13, 2023	25.68	(1.62) (c),(e)	148,223	1.24 (f)	1.20 (f)	2.84	39.8
March 31, 2022	28.31	13.13 (c),(g)	187,063	1.41 (f)	1.38 (f)	1.69	45.4
March 31, 2021	26.42	40.36 (c)	162,855	1.17 (f)	N/A	2.61	56.0
March 31, 2020(h)	19.39	(20.98) (i)	98,501	1.43 (f),(j)	N/A	2.47 (j)	56.8 (j)
Institutional shares
March 31, 2023	25.48	(1.82) (c),(e)	10,753	1.30 (f)	1.26 (f)	2.48	39.8
March 31, 2022	28.15	12.93 (c),(g)	627	1.63 (f)	1.60 (f)	1.54	45.4
March 31, 2021	26.33	40.06 (c)	277	1.37 (f)	N/A	2.41	56.0
March 31, 2020(h)	19.36	(21.10) (i)	197	1.64 (f),(j)	N/A	2.17 (j)	56.8 (j)
(a)Calculated based on average shares outstanding during the period.
(b)Excludes interest expense and commitment fees charged on borrowings. See "Operating Policies" in notes to financial statements.
(c)Total return is calculated using the traded net asset value which may differ from the reported net asset value. The traded net asset value is the net asset value which a shareholder would have paid or received from a subscription or redemption.
(d)Total return is calculated without the front-end sales charge or contingent deferred sales charge.
(e)Total returns calculated using the reported net asset values as of March 31, 2023 are (3.11)%, (2.64)% and (2.80)% for Class A, Class Y and Institutional, respectively.
(f)Reflects Manager's contractual expense limit.
(g)Total returns calculated using the reported net asset values as of March 31, 2022 are 14.32%, 14.86%, and 14.62% for Class A, Class Y, and Institutional, respectively.
(h)Period from June 25, 2019, date operations commenced, through March 31, 2020.
(i)Total return amounts have not been annualized.
(j)Computed on an annualized basis.

THE FUND
The Principal Diversified Select Real Asset Fund (the “Fund”) is a diversified closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund continuously offers its shares of beneficial interest (the “Shares”) and is operated as an “interval fund."
On or about September 1, 2023, delete the first sentence in the paragraph above and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).
The Fund currently offers three classes of Shares: A, Institutional, and Y. The Fund may offer additional classes of Shares in the future.
The Fund was organized as a Delaware statutory trust on September 21, 2018 and is operated pursuant to an Agreement and Declaration of Trust (the "Declaration") governed by the State of Delaware. The Fund has a limited operating history. The Fund’s principal office is located at 711 High Street, Des Moines, Iowa 50392.
The Fund is managed by Principal Global Investors, LLC (“PGI”).
INVESTMENT STRATEGIES AND RISKS
Except for Fundamental Policies described in the Fund’s Statement of Additional Information (“SAI”), the Fund's Board of Trustees may change the Fund's objective or investment strategies without a shareholder vote. If there is a material change to the Fund's investment objective or investment strategies, you should consider whether the Fund remains an appropriate investment for you.
Objective
The Fund seeks to provide long-term total return (after Fund fees and expenses) in excess of inflation.
Principal Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in real assets and real asset companies. Real assets include, without limitation, investments related to real estate, agriculture, infrastructure, energy, natural resources, and timber. Real asset companies include companies that primarily own, explore, mine, process, or otherwise develop real assets. The Fund invests in real assets and real asset companies directly, and indirectly through other entities, including private institutional investment funds ("Private Funds") that pursue these strategies. Indirect private investments may represent a substantial portion of the Fund’s assets.
The Fund's investments in real assets and real asset companies include public and private issuances of equity securities and debt securities (such as secured debt and mezzanine financing). The fixed-income portion of the Fund is not managed to any particular maturity or duration. The Fund invests in U.S. and foreign, including emerging market, securities. The Fund concentrates its investments (invests more than 25% of its net assets) in securities related to real asset industries. The Fund may borrow for investment purposes, to meet repurchase requests, and for temporary, extraordinary or emergency purposes.
On or about September 1, 2023, add the following after the paragraph above:
The Fund is considered non-diversified, which means it can invest a higher percentage of assets in securities of individual issuers than a diversified fund. As a result, changes in the value of a single investment could cause greater fluctuations in the Fund's share price than would occur in a more diversified fund.
In managing the Fund, Principal Global Investors, LLC ("PGI"), the Fund’s investment advisor, determines the Fund's strategic asset allocation among strategies that are executed by PGI and multiple Sub-Advisors. PGI aims to maintain a diversified portfolio of investments that includes a variety of strategies, markets, and types of institutional asset managers and may invest excess cash balances in short-term investments. PGI has considerable latitude in allocating the Fund's assets. The Fund will use strategies and Sub-Advisors to varying degrees and may change allocations, add new or eliminate existing strategies and Sub-Advisors, and temporarily or permanently reduce allocations from time to time such that the Fund would have little or no assets allocated to a particular strategy or Sub-Advisor. Accordingly, at any given time, the Fund may not invest in all of the enumerated real asset investment strategies described in this Prospectus, and the Fund’s investment allocation is not fixed and will likely not be equally weighted.
Real Estate. This strategy invests in real estate and related investments such as: exchange-traded and privately-traded real estate investment trusts ("REITs") and REIT-like entities; commercial mortgage-backed securities ("CMBS") and other securitized products; investments related to existing or newly constructed income-producing properties (such as office, industrial, retail, and multi-family residential properties); raw land; mortgage loans; and real estate companies (companies that have substantial holdings in, or primarily own or manage, real estate; paper, lumber, hotel and entertainment companies; building supply manufacturers; and mortgage lenders and mortgage servicing companies). REITs are pooled investment vehicles that invest in real estate or real estate-related companies. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not taxed on the income distributed to shareholders. CMBS are bonds that are secured by first mortgages on commercial real estate.
Agriculture/Farmland. This strategy invests in agriculture, including investments related to farmland and crop and livestock assets. Such investments focus on the productive capacity of the land base, and any returns are based on the biological growth of crops and livestock, as well as appreciation of land and related assets.
Infrastructure. This strategy invests in infrastructure, including in equity and debt securities issued by private and public infrastructure companies, including master limited partnerships ("MLPs"). Infrastructure investments and companies include, among other assets, regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water-related businesses like water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports, and railway lines), communications assets (including broadcast and wireless towers and satellite networks) and social infrastructure (including schools, hospitals, prisons and courthouses).
Energy. This strategy invests in the energy sector and other energy-related assets. Such investments have exposure to a wide variety of sub-sectors, including but not limited to: oil and gas exploration, development, production, gathering, transportation, processing, storage, refining, supply, distribution, mining, transmission, servicing, industrial products and services; energy efficiency; and management, generation and marketing of energy, including renewable energies (e.g., wind, solar, hydro, geothermal).
Natural Resources/Timberland. This strategy invests in natural resources, which generally include investments related to precious metals (such as gold, silver and platinum), ferrous and nonferrous metals (such as iron, aluminum and copper), strategic metals (such as uranium and titanium), hydrocarbons (such as coal, oil and natural gas), and undeveloped real property, and mining of or exploration of these natural resources. This strategy also includes investments related to timberland, such as tree farms and managed natural forests. Timberland investments provide potential revenue generation from multiple sources, including harvesting, leasing and usage fees.  Additionally, they provide the potential for appreciation on the value of the underlying land purchased and the value of the timber on that land.
Principal Risks
The value of your investment in the Fund changes with the value of the Fund's investments. Many factors affect that value, and it is possible to lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund, in alphabetical order, are:
Agriculture Sector Risk. Agriculture-related investments are subject to risks from a number of economic forces, including forces affecting the agricultural, commodity, energy and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries. In particular, agricultural production and trade flows are significantly affected by government policies and regulations. Companies involved in agriculture are also particularly sensitive to changing weather conditions and other natural disasters.
Asset Allocation Risk. A fund's selection and weighting of asset classes and allocation among sub-advisors may cause it to underperform other funds with a similar investment objective.
Borrowing Risk. Borrowing can increase fund expenses due to interest payments to lenders and related expenses. Such borrowing also might reduce the fund’s return if the yield on the investments purchased is less than the borrowing costs.
Closed-End Structure Risk. The Fund is a closed-end management investment company structured as an “interval fund." Closed-end funds differ from open-end management investment companies, commonly known as “mutual funds,” in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per share. There is no secondary market for the Shares, and the Fund does not expect a secondary market will develop. You may not be able to sell your Shares when and/or in the amount that you desire.
Emerging Markets Risk. Investments in emerging market countries may have more risk than those in developed market countries because the emerging markets are less developed and more illiquid. Emerging market countries can also be subject to increased social, economic, regulatory, and political uncertainties and can be extremely volatile.

Energy/Natural Resources Sectors Risk. A fund that invests in energy/natural resource companies may be affected by numerous factors, including events occurring in nature, inflationary pressures, international politics, the success of exploration projects, commodity prices, energy conservation, taxes, and other government regulations. In addition, interest rates and general economic conditions may affect the demand for energy/natural resources. For example, events occurring in nature (such as earthquakes or fires in prime energy/natural resource areas) and political events (such as coups, military confrontations or acts of terrorism) can affect overall supply of energy/natural resources and the value of companies involved in energy/natural resources.
Equity Securities Risk. The value of equity securities could decline if the issuer’s financial condition declines or in response to overall market and economic conditions. A fund's principal market segment(s) (such as market capitalization or style) may underperform other market segments or the equity markets as a whole.
Foreign Currency Risk. Risks of investing in securities denominated in, or that trade in, foreign (non-U.S.) currencies include changes in foreign exchange rates and foreign exchange restrictions.
Foreign Securities Risk. The risks of foreign securities include loss of value as a result of: political or economic instability; nationalization, expropriation or confiscatory taxation; settlement delays; and limited government regulation (including less stringent reporting, accounting, and disclosure standards than are required of U.S. companies).
Industry Concentration Risk. A fund that concentrates investments in a particular industry or group of industries has greater exposure than other funds to market, economic and other factors affecting that industry or group of industries.
Infrastructure Sector Risk. Risks associated with infrastructure and infrastructure-related assets include: supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in laws and regulations; environmental claims; changes in energy prices; uninsured casualties; natural disasters, terrorist events, under-insured or uninsurable losses; and other factors. Many of these factors could cause fluctuations in usage, expenses and revenues, causing the value of infrastructure investments to decline and negatively affect the Fund’s returns. Moreover, it may be difficult for the Fund to dispose of an infrastructure investment at an attractive price or at the appropriate time or in response to changing market conditions, or the Fund may otherwise be unable to complete a favorable exit strategy.
Leverage Risk. Leverage created by borrowing or certain types of transactions or investments may impair the fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase volatility of the fund’s net asset value, or diminish the fund’s performance.
Liquidity Risk. Certain Fund holdings may be deemed to be less liquid or illiquid because they cannot be readily sold without significantly impacting the value of the holdings. Trading volume, lack of a market maker, or legal restrictions may impair the Fund's ability to sell particular securities at an advantageous price.
Market Volatility. Global events can impact the securities markets. Russia's invasion of Ukraine in 2022 has resulted in sanctions being levied by the United States, European Union, and other countries against Russia. Russia's military actions and the resulting sanctions could adversely affect global energy and financial markets and, thus, could affect the value of the fund's investments, even beyond any direct exposure the fund may have to Russian issuers or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions could be substantial.
Other market disruption events include the pandemic spread of the novel coronavirus designated as COVID-19. The transmission of COVID-19 and efforts to contain its spread resulted in border closings and other travel restrictions and disruptions, disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations and reductions, significant challenges in the healthcare industry, and quarantines. Health crises may exacerbate other pre-existing political, social, economic, market and financial risks and negatively affect the global economy, as well as the economies of individual countries, the financial performance of individual companies and sectors, and the markets in general in significant ways.
Market disruption events could also impair the information technology and other operational systems upon which a fund’s investment advisor or sub-advisor rely and could otherwise disrupt the ability of the fund’s service providers to perform essential tasks. In certain cases, an exchange or market may close or issue trading halts on either specific securities or even the entire market, which may result in a fund being, among other things, unable to buy or sell certain securities or financial instruments or accurately price its investments.
Governmental and quasi-governmental authorities and regulators throughout the world, such as the Federal Reserve, have in the past responded to major economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs, and dramatic changes to interest rates. Certain of those policy changes were implemented or considered in response to the

COVID-19 outbreak and inflationary pressures. Such policy changes may adversely affect the value, volatility, and liquidity of dividend and interest paying securities.
The impact of current and future market disruption events may last for an extended period of time and could result in a substantial economic downturn or recession. Such events could have significant adverse direct or indirect effects on a fund and its investments, and may result in a fund’s inability to achieve its investment objectives, adversely affect the prices and liquidity of the securities and other instruments in which a fund invests, negatively impact the fund’s performance, and cause losses on your investment in the fund.
Master Limited Partnership ("MLP") Risk. MLPs are publicly-traded limited partnership interests or units. An MLP that invests in a particular industry (e.g., oil and gas) will be harmed by detrimental economic events within that industry. As partnerships, MLPs may be subject to less regulation (and less protection for investors) under state laws than corporations. In addition, MLPs may be subject to state taxation in certain jurisdictions, which may reduce the amount of income an MLP pays to its investors.
Private and Other Underlying Funds Risk. A fund that invests in another fund is subject to the risks associated with direct ownership of the securities in which such underlying fund invests. Fund shareholders indirectly bear their proportionate share of the expenses of each such underlying fund. Private Funds are not registered as investment companies under the Investment Company Act and therefore the Fund will not be able to avail itself of the protections of the Investment Company Act with respect to such Private Funds, including certain corporate governance protections, such as the requirement of having a majority or 50% of the directors serving on a board as independent directors, statutory protections against self-dealings by the institutional asset managers, and leverage limitations. Particularly in the early stages of the Fund, there may be a lack of underlying private funds that are currently issuing ownership interests. The Fund will hold liquid assets while it waits for such underlying funds to call capital, which may negatively impact its performance.
Real Estate Investment Trust ("REITs") Risk. In addition to risks associated with investing in real estate securities, REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, risks of default by borrowers, and self-liquidation. Investment in REITs also involves risks similar to risks of investing in small market capitalization companies, such as limited financial resources, less frequent and limited volume trading, and may be subject to more abrupt or erratic price movements than larger company securities. A REIT could fail to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code"). Fund shareholders will indirectly bear their proportionate share of the expenses of REITs in which the fund invests.
Real Estate Securities Risk. Investing in real estate securities subjects the fund to the risks associated with the real estate market (which are similar to the risks associated with direct ownership in real estate), including declines in real estate values, loss due to casualty or condemnation, property taxes, interest rate changes, increased expenses, cash flow of underlying real estate assets, regulatory changes (including zoning, land use and rents), and environmental problems, as well as to the risks related to the management skill and creditworthiness of the issuer.
Repurchase Offers Risk. Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer.
Timber Industry Risk. Investments in timber-related assets are affected by prevailing market prices for wood products, which fluctuate over time, and changes in supply and demand. Demand for wood products is affected by various factors in the world economy, such as regional growth rates, construction activity, changes in currency exchange rates, and capital spending. Decreases in demand, increases in supply, or both, may reduce timber prices, which in turn may reduce the Fund’s revenues. Other factors, including federal, state and local laws and regulations, as well as prolonged adverse weather or natural disasters could negatively affect the value of the Fund's investment in timber. Moreover, the Fund’s ability to promptly sell timber-related investments in its portfolio in response to changing conditions is limited.
Valuation Risk. There is not a readily available market value for the Fund’s private investments. For example, in determining the value of Private Fund shares, the Fund will be heavily reliant on the information it receives from the Private Funds. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed and may differ materially from the amounts the Fund may realize on any disposition of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s private investments may differ from the impact of such changes on the readily available market values for the Fund’s other investments. Accordingly, it is possible that the stated NAV of the Fund on any given date, as calculated based on such valuations, will not be accurate. Such inaccuracies could adversely affect investors in the Fund if Shares are purchased or redeemed at a price other than their true value. In addition, if the Fund's gross asset value is overstated, investors would be adversely affected by higher fees payable to PGI.
On or about September 1, 2023, add the following to the alphabetical list of risks above:
Non-Diversification Risk. A non-diversified fund may invest a high percentage of its assets in the securities of a small number of issuers and is more likely than diversified funds to be significantly affected by a specific security’s poor performance.
Additional Information about Investment Strategies and Risks
The following provides additional information about principal and non-principal (meaning they are relevant to the Fund but to a lesser degree than those designated as principal) investment strategies of the Fund and their related risks. The Fund is also subject to the risks of any underlying funds in which it invests.
Agriculture Sector (Principal)
Investments related to agriculture and farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, natural conditions (such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights), failure of irrigation or other mechanical systems, financial conditions of tenants, marketability of crops (which may be influenced, among other things, by changing consumer tastes and preferences), import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, supply and demand of property, availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors.
Generally, investments in agriculture and farmland are illiquid in nature. The ability of the Fund to vary its agriculture and farmland investments in response to changes in economic and other conditions will be limited. The Fund may be unable to realize its investment objectives through sale or disposition of a property at an attractive price or within any given period of time or may otherwise be unable to complete any exit strategy.
In connection with its direct or indirect ownership, management and, development of agriculture or farmland property, the Fund could be considered an owner or operator of the property and may be liable for certain environmental liabilities, including removal or remediation costs, as well as certain other potential costs relating to such hazardous or toxic substances or petroleum products. In particular, investors should be aware that commercial agriculture operators typically utilize fertilizers, pesticides, herbicides and other chemicals, and that the Fund will invest in properties where such materials have been used and lease such properties to operators who will use such materials.
Borrowings (Principal)
The Fund may borrow for investment purposes, to meet repurchase requests and for temporary, extraordinary or emergency purposes. In addition, the Fund may issue shares of Preferred Stock (although the Fund does not have any current plans to do so). Under the 1940 Act, the Fund is permitted to incur indebtedness to the extent that the Fund's asset coverage with respect to its outstanding senior securities representing indebtedness, as defined under the 1940 Act, is at least 300% immediately after each such borrowing. In addition, the Fund is permitted to issue Preferred Stock to the extent that the Fund's asset coverage, which also reflects any outstanding borrowings, is at least 200% immediately after issuance. The Investment Company Act also provides that the Fund may not declare distributions, or purchase its stock (including through tender offers), if immediately after doing so it will have an asset coverage ratio of less than 300% or 200%, as applicable.
To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds, it will create financial leverage. The use of borrowing for investment purposes increases both investment opportunity and investment risk.
The Fund has entered into a line of credit with an institutional lender.

The following table is designed to illustrate the effects of leverage on total return of shares of our common stock, assuming hypothetical annual investment portfolio total returns, net of expenses (consisting of income and changes in the value of investments held in our portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns that we expect to experience. Actual returns may be higher or lower than those appearing in the table.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Common Stockholder(1)	(10.46)%	(5.46)%	(0.46)%	4.54%	9.54%
(1) The calculation assumes (i) net assets as of March 31, 2022, (ii) a cost of funds of 5.72%, and (iii) $15 million in borrowings outstanding.  “Corresponding return to common stockholder” is composed of two elements: Our net investment income and gains or losses on the value of the securities we own.
Cash Management (Non-Principal)
The Fund may have uninvested cash balances pending investment in other securities, pending payment of repurchases, or in other circumstances where liquidity is necessary or desirable. The Fund may hold uninvested cash; invest it in cash equivalents such as money market funds, including the Principal Funds, Inc. Government Money Market Fund; and/or invest in other instruments that those managing the Fund’s assets deem appropriate for cash management purposes. Generally, these types of investments offer less potential for gains than other types of securities. For example, to attempt to provide returns similar to its benchmark, the Fund may invest uninvested cash in derivatives, such as stock index futures contracts, or exchange-traded funds (“ETFs”), including Principal Exchange-Traded Funds ETFs. In selecting such investments, PGI may have conflicts of interest due to economic or other incentives to make or retain an investment in certain affiliated funds instead of in other investments that may be appropriate for the Fund.
Closed End Structure (Principal)
The Fund is a closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. There is no secondary market for the Shares, and the Fund does not expect a secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as “mutual funds,” in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per share. The Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5%, and up to 25%, of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. However, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Commodity-Related Investments (Non-Principal)
Commodities are assets that have tangible properties, such as oil, coal, natural gas, agricultural products, industrial metals, livestock, and precious metals. Exposure to commodities and commodities markets may subject the Fund to greater volatility than investments in traditional securities. The value of commodities investments will generally be affected by overall market movements and factors specific to a particular industry or commodity, which include weather, embargoes, tariffs, and health, political, international, and regulatory developments. Economic and other events (whether real or perceived) can reduce the demand for commodities, which may reduce market prices. The frequency and magnitude of such changes cannot be predicted. No active trading market may exist for certain commodities investments, which may impair the Fund's ability to sell or to realize the full value of such investments in the event of the need to liquidate such investments. In addition, adverse market conditions may impair the liquidity of actively traded commodities investments. Certain types of commodities instruments (such as commodity swaps) are subject to the risk that the counterparty to the instrument will not perform or will be unable to perform in accordance with the terms of the instrument.
The Fund intends to limit its investments to the degree necessary to fall within one of the two exclusions under Rule 4.5 under the Commodity Exchange Act ("CEA"), which provides that an investment company is excluded from the definition of “commodity pool” or “commodity pool operator” under the CEA if its use of futures contracts, options on futures contracts, and swaps is sufficiently limited. If the Fund fails to do so, it may incur expenses to comply with the CEA and rules the Commodity Futures Trading Commission has adopted under it.
Confidential Information Access (Non-Principal)
In managing the Fund or other client assets, PGI may have material non-public information about the issuers of certain investments, including, without limit, bonds and related investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, an issuer of privately placed bonds considered by the Fund may offer to provide PGI with financial information and related documentation regarding the issuer that is not publicly available. Because of prohibitions on trading in securities of issuers while in possession of such information, the Fund might be unable, potentially for a substantial period of time, to enter into a transaction in a security of that issuer when it would otherwise be advantageous to do so. In such circumstances, the Fund may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. Pursuant to applicable policies and procedures, PGI may determine to receive such confidential information in certain circumstances, or PGI may (but is not required to) seek to avoid receipt of confidential information about the issuer to avoid possible restrictions on its ability to purchase and sell investments. Further, PGI's and the Fund’s abilities to assess the desirability of proposed consents, waivers, or amendments with respect to certain investments may be compromised if they are not privy to available confidential information.
Counterparty Risk (Non-Principal)
Counterparty risk is the risk that the counterparty to a contract or other obligation will be unable or unwilling to honor its obligations. If a counterparty fails to meet its contractual obligations, goes bankrupt, or otherwise experiences a business interruption, the Fund could miss investment opportunities or otherwise hold investments it would prefer to sell, resulting in losses for the Fund. In addition, the Fund may suffer losses if a counterparty fails to comply with applicable laws or other requirements. Counterparty risk is pronounced during unusually adverse market conditions and is particularly acute in environments in which financial services firms are exposed to systemic risks.
Cyber Security Issues (Non-Principal)
The Fund and its service providers are subject to cyber security risks, which include, among others: theft, misuse or corruption of data maintained online or digitally; denial of service attacks on websites; the loss or unauthorized release of confidential and proprietary information; operational disruption; and various other forms of cyber security breaches. Cyber-attacks against or security breakdowns of a Fund or its service providers may harm the Fund and its shareholders, potentially resulting in, among other things, financial losses, the inability of Fund shareholders to transact business, inability to calculate the Fund’s NAV, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance and remediation costs. Cyber security risks may also affect issuers of securities in which the Fund invests, potentially causing the Fund’s investment in such issuers to lose value. Despite risk management processes, there can be no guarantee that the Fund will avoid losses relating to cyber security risks or other information security breaches.
Derivatives (Non-Principal)
Generally, a derivative is a financial arrangement, the value of which is derived from, or based on, a traditional security, asset, or market index. The Fund may invest in certain derivative strategies to earn income, manage or adjust the Fund's risk profile, replace more direct investments, or obtain exposure to certain markets. The Fund may enter into forward commitment agreements, which call for the Fund to purchase or sell a security on a future date at a fixed price. The Fund may also enter into contracts to sell its investments either on demand or at a specific interval.
The risks associated with derivative investments include:
•    increased volatility and/or the failure of the investment to mitigate volatility as intended;
•the inability of those managing the Fund's investments to predict correctly the direction of securities prices, interest rates, currency exchange rates, asset values, and other economic factors;
•losses caused by unanticipated market movements, which may be substantially greater than the Fund's initial investment and are potentially unlimited;
•    the possibility that there may be no liquid secondary market, which may make it difficult or impossible to close out a position when desired;
•    the possibility that the counterparty may fail to perform its obligations; and
•    the inability to close out certain hedged positions to avoid adverse tax consequences.
There are many different types of derivatives and many different ways to use them.
•Commodity Index-Linked Notes are derivative debt instruments issued by U.S. and foreign banks, brokerage firms, insurance companies and other corporations with principal and/or coupon payments linked to the performance of commodity indices. These notes expose the Fund to movements in commodity prices. They are also subject to credit, counterparty, and interest rate risk. Commodity index-linked notes are often leveraged, increasing the volatility of each note's market value relative to changes in the underlying commodity index. At the maturity of the note, the Fund may receive more or less principal than it originally invested. The Fund may also receive interest payments on the note that are less than the stated coupon interest payments.
•Credit Default Swap Agreements may be entered into by the Fund as a "buyer" or "seller" of credit protection. Credit default swap agreements involve special risks because they may be difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). Credit default swaps can increase credit risk because the Fund has exposure to both the issuer of the referenced obligation and the counterparty to the credit default swap.
•Foreign Currency Contracts (such as foreign currency options and foreign currency forward and swap agreements) may be used by the Fund to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. A forward currency contract involves a privately negotiated obligation to purchase or sell a specific currency at a future date at a price set in the contract. For currency contracts, there is also a risk of government action through exchange controls that would restrict the ability of the Fund to deliver or receive currency.
•Forwards, futures contracts and options thereon (including commodities futures); options (including put or call options); and swap agreements and over-the-counter swap agreements (e.g., interest rate swaps, total return swaps and credit default swaps) may be used by the Fund for hedging purposes in order to try to mitigate or protect against potential losses due to changing interest rates, securities prices, asset values, currency exchange rates, and other market conditions; non-hedging purposes to seek to increase the Fund’s income or otherwise enhance return; and as a low-cost method of gaining exposure to a particular market without investing directly in those securities or assets. These derivative investments are subject to special risk considerations, particularly the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the derivative instrument. If the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, even when it may be disadvantageous to do so. Options and Swap Agreements also involve counterparty risk. With respect to options, there may be differences in trading hours for the options markets and the markets for the underlying securities (rate movements can take place in the underlying markets that cannot be reflected in the options markets) and an insufficient liquid secondary market for particular options.
•Index/structured securities. Certain derivative securities are described more accurately as index/structured securities, which are derivative securities whose value or performance is linked to other equity securities (such as depositary receipts), currencies, interest rates, indices, or other financial indicators (reference indices).
Emerging Markets (Principal)
The Fund considers a security to be tied economically to an emerging market country (an “emerging market security”) if the issuer of the security has its principal place of business or principal office in an emerging market country, has its principal securities trading market in an emerging market country, or derives a majority of its revenue from emerging market countries. Usually, the term “emerging market country” (also called a "developing country") means any country that is considered to be an emerging market by the international financial community (including the MSCI Emerging Markets Index or Bloomberg Barclays Emerging Markets USD Aggregate Bond Index). Emerging markets generally exclude the U.S., Canada, Japan, Hong Kong, Singapore, Australia, New Zealand, and most nations located in Western Europe.
Investments in companies of emerging market countries are subject to higher risks than investments in companies in more developed countries. These risks include:
•increased social, political, and economic instability;
•a smaller market for these securities and low or nonexistent trading volume that results in a lack of liquidity and greater price volatility;
•lack of publicly available information, including reports of payments of dividends or interest on outstanding securities;
•foreign government policies that may restrict opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests;
•relatively new capital market structure or market-oriented economy;
•the possibility that recent favorable economic developments may be slowed or reversed by unanticipated political or social events in these countries;
•restrictions that may make it difficult or impossible for the Fund to vote proxies, exercise shareholder rights, pursue legal remedies, and obtain judgments in foreign courts; and
•possible losses through the holding of securities in domestic and foreign custodial banks and depositories.
In addition, many developing countries have experienced substantial and, in some periods, extremely high rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies, currencies, interest rates, and securities markets of those countries.
Repatriation of investment income, capital, and proceeds of sales by foreign investors may require governmental registration and/or approval in some developing countries. A fund could be adversely affected by delays in or a refusal to grant any required governmental registration or approval for repatriation.

Further, the economies of developing countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.
Moreover, the U.S. Securities and Exchange Commission, the U.S. Department of Justice, and other U.S. authorities may be limited in their ability to pursue bad actors, including instances of fraud in emerging markets. For example, in certain emerging market countries, there are significant legal obstacles to obtaining information needed for investigations or litigation. Similar limitations apply to the pursuit of actions again individuals, including officers, who may have engaged in fraud or wrongdoing. In addition, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors more generally. There are also legal or other obstacles to seeking access to funds in a foreign country.
Energy and Natural Resources (Principal)
The return on investments in energy and natural resources companies is dependent on the operating margins received and cash flows generated by such companies from the exploration for, and development, production, gathering, transportation, processing, storage, refining, distribution, mining, or marketing of, coal, natural gas, natural gas liquids, crude oil, refined petroleum products, or other hydrocarbons. Operating margins and cash flows may fluctuate widely in response to a variety of factors, including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported natural resources, political instability, conservation efforts, and governmental regulation. Prices of oil and other energy and natural resources commodities have been volatile in the past and such volatility is expected to continue. As a result, companies in which the Fund invests have been and may continue to be adversely impacted by volatility of prices of energy and natural resource commodities.
Energy and natural resources companies are subject to significant foreign, federal, state, and local regulation in virtually every aspect of their operations, including with respect to how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Such regulation can change over time in both scope and intensity. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. There is an inherent risk that energy and natural resources companies may incur environmental costs and liabilities due to the nature of their businesses and the substances they handle.
Equity Securities (Principal)
Equity securities include common stocks, convertible securities, depositary receipts, rights (an offering of common stock to investors who currently own shares which entitle them to buy subsequent issues at a discount from the offering price), and warrants (the right to purchase securities from the issuer at a specified price, normally higher than the current market price). Common stocks, the most familiar type, represent an equity (ownership) interest in a corporation. The value of a company's stock may fall as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company's products or services. A stock's value may also fall because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs. The value of a company's stock may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company's stock generally pays dividends only after the company invests in its own business and makes required payments to holders of its bonds and other debt. For this reason, the value of a company's stock will usually react more strongly than its bonds and other debt to actual or perceived changes in the company's financial condition or prospects.
Market capitalization is defined as total current market value of a company's outstanding equity securities. The market capitalization of companies in the Fund’s portfolios and their related indexes will change over time, and the Fund will not automatically sell a security just because it falls outside of the market capitalization range of its index(es).
Growth Stock (Non-Principal)
The prices of growth stocks may be based largely on expectations of future earnings, and their prices can decline rapidly and significantly in reaction to negative news about such factors as earnings, revenues, the economy, political developments, or other news. Growth stocks may underperform value stocks and stocks in other broad style categories (and the stock market as a whole) over any period of time and may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. As a result, a fund that holds substantial investments in growth stocks may underperform other funds that invest more broadly or favor different investment styles. Because growth companies typically reinvest their earnings, growth stocks typically do not pay dividends at levels associated with other types of stocks, if at all.
Small and Medium Market Capitalization Companies (Non-Principal)
Investments in companies with smaller market capitalizations may involve greater risks and price volatility (wide, rapid fluctuations) than investments in larger, more mature companies. Small company stocks may decline in price as large company stocks rise, or rise in price while larger company stocks decline. The net asset value of a fund that invests a substantial portion of its assets in small company stocks may therefore be more volatile than the shares of a fund that invests solely in larger company stocks. Small companies may be less significant within their industries and may be at a competitive disadvantage relative to their larger competitors. Smaller companies may be less mature than larger companies. At this earlier stage of development, the companies may have limited product lines, reduced market liquidity for their shares, limited financial resources, or less depth in management than larger or more established companies. While smaller companies may be subject to these additional risks, they may also realize more substantial growth than larger or more established companies.
Unseasoned issuers are companies with a record of less than three years continuous operation, including the operation of predecessors and parents. Many unseasoned issuers also may be small companies and involve the risks and price volatility associated with smaller companies. Unseasoned issuers by their nature have only a limited operating history that can be used for evaluating the company's growth prospects. As a result, these securities may place a greater emphasis on current or planned product lines and the reputation and experience of the company's management and less emphasis on fundamental valuation factors than would be the case for more mature growth companies.
Value Stock (Non-Principal)
Value stocks present the risk that they may decline in price or never reach their expected full market value because the market fails to recognize the stock's intrinsic worth. Value stocks may underperform growth stocks and stocks in other broad style categories (and the stock market as a whole) over any period of time and may shift in and out of favor with investors generally, sometimes rapidly, depending on changes in market, economic, and other factors. As a result, a fund that holds substantial investments in value stocks may underperform other funds that invest more broadly or favor different investment styles.
Fixed-Income Securities (Non-Principal)
Fixed-income securities include bonds and other debt instruments that are used by issuers to borrow money from investors (examples include corporate bonds, convertible securities, mortgage-backed securities, U.S. government securities and asset-backed securities). The issuer of a fixed-income security generally pays the investor a fixed, variable, or floating rate of interest. The amount borrowed must be repaid at maturity. Some debt securities, such as zero-coupon bonds, do not pay current interest, but are sold at a discount from their face values.
Fixed-income securities are sensitive to changes in interest rates. Interest rate changes can be sudden and unpredictable, and are influenced by a number of factors, including governmental policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand for fixed‑income securities. In general, fixed-income security prices rise when interest rates fall and fall when interest rates rise. An increase in interest rates from a low interest rate environment may lead to heightened volatility, rapid sales of fixed‑income securities, and redemptions alongside reduced liquidity and dealer market-making capacity in fixed-income markets.
If interest rates fall, issuers of callable bonds may call (repay) securities with high interest rates before their maturity dates; this is known as call risk. In this case, a fund would likely reinvest the proceeds from these securities at lower interest rates, resulting in a decline in the fund's income. Very low interest rates, including rates that fall below zero (where banks charge for depositing money), may detract from a fund’s performance and its ability to maintain positive returns to the extent the fund is exposed to such interest rates. To the extent a fund holds an investment with a negative interest rate to maturity, the fund would generate a negative return on that investment. Floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.
As of December 31, 2021, the United Kingdom’s Financial Conduct Authority, which regulates the London InterBank Offered Rate ("LIBOR"), no longer publishes non-U.S. dollar LIBOR, 1-week U.S. dollar LIBOR, or 2-month U.S. dollar LIBOR rates. The remaining, most widely used U.S. dollar LIBOR rates will no longer be published after June 30, 2023. The effect of LIBOR's discontinuation or replacement on new or existing financial instruments or operational processes will vary depending on a number of factors, including, for example, fallback provisions in contracts, replacement language in contracts, and legislative action. In addition, LIBOR’s discontinuation or replacement may affect the value, liquidity, or return on certain Fund investments and may result in costs in connection with closing out positions and entering into new trades. These impacts are likely to persist until new reference rates and fallbacks for both legacy and new instruments and contracts are commercially accepted and market practices become settled.
The U.S. Federal Reserve, along with a steering committee comprised of large U.S. financial institutions known as the Alternative Reference Rates Committee, intends to replace U.S. dollar LIBOR with the Secured Overnight Financing Rate ("SOFR"), a new index calculated by short-term repurchase agreements, backed by Treasury securities. On March 15, 2022, the Adjustable Interest Rate (LIBOR) Act was signed into law. This law provides a statutory fallback mechanism to replace LIBOR with a benchmark rate that is selected by the U.S. Federal Reserve Board and based on SOFR for certain contracts that reference LIBOR without adequate fallback provisions. Bank working groups and regulators in other countries have suggested other alternatives for their markets.
Fixed-income securities are also affected by the credit quality of the issuer. Investment-grade debt securities are medium and high quality securities. Some bonds, such as lower grade or "junk" bonds, may have speculative characteristics and may be particularly sensitive to economic conditions and the financial condition of the issuers. Credit risk refers to the possibility that the issuer of the security will not be able to make principal and interest payments when due.
The Fund may invest in fixed-income securities of companies with small- or medium-sized market capitalizations. Investments in companies with smaller market capitalizations may involve greater risks, price volatility (wide, rapid fluctuations), and less liquidity than investments in larger, more mature companies.
Foreign Currency (Principal)
Certain of the Fund’s investments will be denominated in foreign currencies or traded in securities markets in which settlements are made in foreign currencies. Any income on such investments is generally paid to the Fund in foreign currencies. In addition, the Fund may engage in foreign currency transactions for both hedging and investment purposes, as well as to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another.
The value of foreign currencies relative to the U.S. dollar varies continually, causing changes in the dollar value of the Fund’s portfolio investments (even if the local market price of the investments is unchanged) and changes in the dollar value of the Fund’s income available for distribution to its shareholders. The effect of changes in the dollar value of a foreign currency on the dollar value of the Fund’s assets and on the net investment income available for distribution may be favorable or unfavorable. Transactions in non-U.S. currencies are also subject to many of the risks of investing in foreign (non-U.S.) securities; for example, changes in foreign economies and political climates are more likely to affect a fund that has foreign currency exposure than a fund that invests exclusively in U.S. companies and currency. There also may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information. Transactions in foreign currencies, foreign currency denominated debt and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.
A fund may incur costs in connection with conversions between various currencies. In addition, the Fund may be required to liquidate portfolio assets, or may incur increased currency conversion costs, to compensate for a decline in the dollar value of a foreign currency occurring between the time when the Fund declares and pays a dividend, or between the time when the Fund accrues and pays an operating expense in U.S. dollars. To protect against a change in the foreign currency exchange rate between the date on which the Fund contracts to purchase or sell a security and the settlement date for the purchase or sale, to gain exposure to one or more foreign currencies or to “lock in” the equivalent of a dividend or interest payment in another currency, the Fund might purchase or sell a foreign currency on a spot (i.e., cash) basis at the prevailing spot rate.
Currency hedging involves some of the same general risks and considerations as other transactions with similar instruments (i.e., derivative instruments) and hedging. Currency transactions are also subject to additional risks. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, and manipulations or exchange restrictions imposed by governments. These forms of governmental actions can result in losses to the Fund if it is unable to deliver or receive currency or monies in settlement of obligations. They could also cause hedges the Fund has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs. Settlement of a currency forward contract for the purchase of most currencies must occur at a bank based in the issuing nation. The ability to establish and close out positions on trading options on currency futures contracts is subject to the maintenance of a liquid market that may not always be available.
Foreign Securities (Principal)
The Fund considers a security to be tied economically to countries outside the U.S. (a “foreign security”) if the issuer of the security has its principal place of business or principal office outside the U.S., has its principal securities trading market outside the U.S., or derives a majority of its revenue from outside the U.S.
Foreign companies may not be subject to the same uniform accounting, auditing, and financial reporting practices as are required of U.S. companies. In addition, there may be less publicly available information about a foreign company than about a U.S. company. Securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Commissions on foreign securities exchanges may be generally higher than those on U.S. exchanges.
Foreign markets also have different clearance and settlement procedures than those in U.S. markets. In certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct these transactions. Delays in settlement could result in temporary periods when a portion of fund assets is not invested and earning no return. If the Fund is unable to make intended security purchases due to settlement problems, the Fund may miss attractive investment opportunities. In addition, the Fund may incur a loss as a result of a decline in the value of its portfolio if it is unable to sell a security.
With respect to certain foreign countries, there is the possibility of nationalization, expropriation or confiscatory taxation, political or social instability, or diplomatic developments that could affect the Fund's investments in those countries. In addition, the Fund may also suffer losses due to differing accounting practices and treatments. Investments in foreign securities are subject to laws of the foreign country that may limit the amount and types of foreign investments. Changes of governments or of economic or monetary policies, in the U.S. or abroad, changes in dealings between nations, currency convertibility or exchange rates could result in investment losses for the Fund.
Foreign securities are often traded with less frequency and volume, and therefore may have greater price volatility than is the case with many U.S. securities. Brokerage commissions, custodial services, and other costs relating to investment in foreign countries are generally more expensive than in the U.S. Though the Fund intends to acquire the securities of foreign issuers where there are public trading markets, economic or political turmoil in a country in which the Fund has a significant portion of its assets or deterioration of the relationship between the U.S. and a foreign country may reduce the liquidity of the Fund's portfolio. The fund may have difficulty meeting a large number of redemption requests. Furthermore, there may be difficulties in obtaining or enforcing judgments against foreign issuers.
A fund may invest in a foreign company by purchasing depositary receipts. Depositary receipts are certificates of ownership of shares in a foreign-based issuer held by a bank or other financial institution. They are alternatives to purchasing the underlying security but are subject to the foreign securities risks to which they relate.
If the Fund’s portfolio is over-weighted in a certain geographic region, any negative development affecting that region will have a greater impact on the Fund than a fund that is not over-weighted in that region.
Hedging (Non-Principal)
Hedging is a strategy that can be used to limit or offset investment risk. The success of the Fund’s hedging strategy will be subject to the ability of those managing the Fund's investments to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the Fund’s hedging strategy will also be subject to the ability of those managing the Fund's investments to continually recalculate, readjust, and execute hedges in an efficient and timely manner. For a variety of reasons, those managing the Fund's investments may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs.
Industry Concentration (Principal)
A fund that concentrates its investments (invests more than 25% of its net assets) in a particular industry (or group of industries) is more exposed to the overall condition of the particular industry than a fund that invests in a wider variety of industries. A particular industry could be affected by economic, business, supply-and-demand, political, or regulatory factors. Companies within the same industry could react similarly to such factors. As a result, a fund’s concentration in a particular industry would increase the possibility that the Fund’s performance will be affected by such factors.

To monitor compliance with the policy regarding industry concentration, the Fund may use the industry classifications provided by Bloomberg, L.P., the Morgan Stanley Capital International/Standard & Poor's Global Industry Classification Standard (GICS), the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission or any other reasonable industry classification system.
Infrastructure (Principal)
The Fund is subject to risks associated with the ownership of infrastructure and infrastructure-related assets, including: supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in environmental laws and regulations and planning laws and other governmental rules; environmental claims; changes in energy prices; uninsured casualties; natural disasters, terrorist events, under-insured or uninsurable losses; and other factors. Many of these factors could cause fluctuations in usage, expenses and revenues, causing the value of infrastructure investments to decline and negatively affect the Fund’s returns.
Government authorities at all levels are actively involved in adopting and enforcing regulations related to the ownership, use and operation of infrastructure assets. Such investments may require numerous regulatory approvals, licenses and permits to commence and continue their operations. Governments have considerable discretion in implementing regulations that could impact infrastructure assets, and because infrastructure businesses often provide basic, everyday services and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect the infrastructure investments. Such regulations could result in increased expenses and lower income for infrastructure companies, which would adversely affect the Fund's value.
Infrastructure investments are subject to operating and technical risks, including risk of mechanical breakdown, failure to perform according to design specifications, labor and other work interruptions, and other unanticipated events. An operating failure may lead to loss of a license, concession or contract on which an investment may depend. The long-term profitability of an infrastructure project, once constructed, is partly dependent upon efficient operation and maintenance of the assets. Inefficient operations and maintenance and, in certain infrastructure sectors, latent defects in acquired infrastructure assets may adversely affect the Fund's financial returns.
Infrastructure assets are often governed by complex legal documents and contracts. As a result, the risks of a dispute and consequent costs and delays may be higher than for other investments. In addition, the Fund may be subject to claims by third parties, including environmental claims, legal action arising out of acquisitions or dispositions, and third party losses related to disruption of infrastructure services by an infrastructure provider. Further, it is not uncommon for infrastructure assets to be exposed to legal action from special interest groups seeking to impede infrastructure projects to which they are opposed. If any of the infrastructure investments become involved in material or protracted litigation, the litigation expenses and the liability threatened or imposed could have a material adverse effect on the Fund.
Infrastructure investments are expected to be generally illiquid. In addition, public sentiment and political pressures may limit the ability to sell infrastructure investments. As a result, it may be difficult for the Fund to realize, sell or dispose of an infrastructure-related investment at an attractive price or at the appropriate time or in response to changing market conditions, or the Fund may otherwise be unable to complete a favorable exit strategy.
Investment Company Securities (Non-Principal)
Securities of other investment companies, including shares of closed-end investment companies (including interval funds), unit investment trusts, various exchange-traded funds ("ETFs"), and other open-end investment companies, represent interests in professionally managed portfolios that may invest in a variety of instruments. Certain types of investment companies, such as certain closed-end investment companies, do not continuously offer their shares for sale (like open-end investment companies) but instead issue a fixed number of shares that trade on a stock exchange or over-the-counter at a premium or a discount to their net asset value. An interval fund is a type of closed-end investment company that is continuously offered at net asset value, is not listed on an exchange, and only periodically offers to repurchase a limited amount of outstanding shares from its shareholders. Investing in interval funds involves liquidity risk, and the liquidity risk is even greater in interval funds that invest in securities of companies with smaller market capitalizations, derivatives, securities with substantial market and/or credit risk, or securities that are themselves illiquid. Other types of investment companies, such as ETFs, are continuously offered at net asset value but may also be traded in the secondary market. ETFs are often structured to perform in a similar fashion to a broad-based securities index. Investing in ETFs involves generally the same risks as investing directly in the underlying instruments. Investing in ETFs involves the risk that they will not perform in exactly the same fashion, or in response to the same factors, as the index or underlying instruments. Shares of ETFs may trade at prices other than NAV.
A fund that invests in another investment company is subject to the risks associated with direct ownership of the securities in which such investment company invests. Fund shareholders indirectly bear their proportionate share of the expenses of each such investment company, including its advisory and administrative fees. The fund would also continue to pay its own advisory fees and other expenses. Consequently, the fund and its shareholders would, in effect, absorb two levels of fees with respect to investments in other investment companies.
A fund may invest in affiliated underlying funds, and those who manage such fund's investments and their affiliates may earn different fees from different underlying funds and may have an incentive to allocate more fund assets to underlying funds from which they receive higher fee.
Leverage (Principal)
If the Fund makes investments in futures contracts, forward contracts, swaps and other derivative instruments, these instruments provide the economic effect of financial leverage by creating additional investment exposure, as well as the potential for greater loss. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. The net asset value of a fund employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest. Leveraging may cause the Fund to liquidate portfolio positions to satisfy its obligations when it may not be advantageous to do so. To the extent that the Fund is not able to close out a leveraged position because of market illiquidity, the Fund’s liquidity may be impaired.
Liquidity Risk (Principal)
Certain fund holdings may be deemed to be less liquid or illiquid because they cannot be readily sold without significantly impacting the value of the holdings. A fund is exposed to liquidity risk when trading volume, lack of a market maker, or legal restrictions impair its ability to sell particular securities at an advantageous price. Principal investment strategies that involve securities of private companies or funds, companies with smaller market capitalizations, foreign securities, derivatives, and securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The discussion of specific strategies and risks provides more detail about any applicable corresponding liquidity risks.
In the event of the Fund’s liquidation, there is no assurance that a market or other exit strategy will be available for the Fund’s less liquid investments. It is possible that the Fund may be unable to liquidate certain of its investments and make corresponding distributions until after the liquidation date. This would delay distribution payments, perhaps for an extended period of time. In certain circumstances, the Fund may transfer portfolio investments that remain unsold on the liquidation date to a liquidating trust and distribute interests in such liquidating trust to shareholders as part of the Fund’s final distribution. Interests in any such liquidating trust likely would be restricted or entirely nontransferable, except by operation of law. The value of such liquidation payments, including any interest in a liquidating trust, may be less, and potentially significantly less, than your original investment.
In addition, certain covenants in credit facilities may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the RIC distribution requirements for regulated investment companies (RICs) and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to an excise tax. For a discussion of these tax consequences, see “TAX CONSIDERATIONS.”
Master Limited Partnerships ("MLPs") (Principal)
A master limited partnership ("MLP") that invests in a particular industry (e.g., oil and gas) will be harmed by detrimental economic events within that industry. For example, the business of certain MLPs is affected by supply and demand for energy commodities because such MLPs derive revenue and income based upon the volume of the underlying commodity produced, transported, processed, distributed, and/or marketed. Many MLPs are also subject to various federal, state and local environmental laws and health and safety laws as well as laws and regulations specific to their particular activities.
MLPs tend to pay relatively higher distributions than other types of companies. The amount of cash that an MLP can distribute to its partners will depend on the amount of cash it generates from operations, which will vary from quarter to quarter depending on factors affecting the market generally and on factors affecting the particular business lines of the MLP. Available cash will also depend on the MLP's level of operating costs (including incentive distributions to the general partner), level of capital expenditures, debt service requirements, acquisition costs (if any), fluctuations in working capital needs and other factors.
Certain benefits derived from investment in MLPs depend largely on the MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no federal income tax liability at the entity level. MLPs taxed as partnerships file a partnership tax return for U.S. federal, state and local income tax purposes and communicate the Fund’s allocable share of the MLP’s income, gains, losses, deductions and expenses via a “Schedule K-1.” Each year, the Fund will send you an annual tax statement (Form 1099) to assist you in completing your tax returns. In some circumstances the Fund may need to send you a corrected Form 1099, which could require you to amend your tax returns. For example, if the Fund keeps MLP investments until the basis (generally the price paid for the units, as adjusted downwards with each distribution and allocation of deductions and losses, and upwards with each allocation of taxable income and gain) is zero, subsequent distributions will be taxable to the Fund at ordinary income rates and shareholders may receive a corrected Form 1099.
If, as a result of a change in current law or a change in an MLP's business, an MLP was treated as a corporation for federal income tax purposes, the MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP was classified as a corporation for federal income tax purposes, the amount of cash available for distribution would be reduced and the distributions received might be taxed entirely as dividend income.
To the extent a distribution received by the Fund from an MLP is treated as a return of capital, the Fund's adjusted tax basis in the interests of the MLP will be reduced, which may increase the Fund's tax liability upon the sale of the interests in the MLP or upon subsequent distributions in respect of such interests.
Private and Other Underlying Funds (Principal)
Because the Fund invests in underlying funds (such as the Private Funds, registered investment companies, or exchange-traded funds), the Fund is subject to the risks associated with direct ownership of the securities in which such underlying funds invest. Fund shareholders indirectly bear their proportionate share of the expenses of each such underlying fund, including its advisory and administrative fees. The Fund also pays its own advisory fees and other expenses. Consequently, the Fund and its shareholders in effect absorb two levels of fees with respect to investments in underlying funds. The Fund may invest in affiliated underlying funds, and those who manage such fund's investments and their affiliates may earn different fees from different underlying funds and may have an incentive to allocate more fund assets to underlying funds from which they receive higher fees.
The Private Funds are not registered as investment companies under the 1940 Act and, therefore, the Fund will not be able to avail itself of the protections of the 1940 Act with respect to the Private Funds, including certain corporate governance protections, statutory protections against self-dealings by the institutional asset managers, and leverage limitations. Furthermore, some of the asset managers for the Private Funds may not be registered under the Advisers Act. To the extent the Fund holds non-voting securities of, or contractually forgoes the right to vote in respect of, a Private Fund, it will not be able to vote on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objectives or policies or the termination of the Private Fund. Private Funds are subject to operational risks, such as the Private Fund manager's ability to maintain an adequate operating environment, including back office functions, property management, accounting, administration, risk management, valuation services and reporting. The Fund's investment in a Private Fund may be subject to additional risks as the assets of the Private Fund increase over time. In such instances, a Private Fund's asset manager may be unable to maintain the Private Fund’s investment strategy or find the types of investments suited for a Private Fund with an increased capital basis.
The Fund may be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.
Although the Fund and PGI will evaluate each Private Fund and its manager to determine whether its investment programs are consistent with the Fund’s investment objective and whether the investment performance is satisfactory, PGI will not have any control over the investments made by a Private Fund. Even though Private Funds are subject to certain constraints, the managers may change aspects of their investment strategies. The managers may do so at any time (for example, such change may occur immediately after providing PGI with the quarterly unaudited financial information for the Private Fund). The Private Funds may trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit). Also, the Fund’s investments in any particular Private Fund could increase the level of competition for the same trades that other Private Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Fund’s investment strategies.
The Fund’s investments in Private Funds may be subject to investment lock-up periods, during which the Fund may not withdraw its investment. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of PGI. Such withdrawal limitations may also restrict PGI's ability to reallocate or terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes. PGI will be dependent on information provided by the Private Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect PGI’s ability to manage the Fund’s investment portfolio in accordance with its investment objective. Moreover, PGI's due diligence efforts may not necessarily detect fraud, malfeasance, inadequate back office systems or other flaws or problems with respect to the institutional asset managers managing Private Funds operations and activities.
For information about the value of the Fund’s investment in Private Funds, PGI will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect PGI’s ability to value accurately the Fund’s Shares. Fund Shareholders have no individual right to receive information about the Private Funds or the institutional asset managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, institutional asset managers or any of their respective affiliates. Shareholders should recognize that valuations of illiquid assets, such as interests in Private Funds, involve various judgments and consideration of factors that may be subjective. See "Valuation" below.
Real Estate Investment Trusts ("REITs") (Principal)
REITs involve certain unique risks in addition to the risks associated with investing in the real estate industry in general (such as possible declines in the value of real estate, lack of availability of mortgage funds, or extended vacancies of property). REITs are characterized as: equity REITs, which primarily own property and generate revenue from rental income; mortgage REITs, which invest in real estate mortgages; and hybrid REITs, which combine the characteristics of both equity and mortgage REITs. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, risks of default by borrowers, and self-liquidation. A fund that invests in a REIT is subject to the REIT’s expenses, including management fees, and will remain subject to the Fund's advisory fees with respect to the assets so invested. REITs are also subject to the possibilities of failing to qualify for the special tax treatment accorded REITs under the Code, and failing to maintain their exemptions from registration under the 1940 Act.
Regular REIT dividends received by a Fund from a REIT will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income for U.S. income tax purposes. Any distribution of income attributable to regular REIT dividends from a Fund’s investment in a REIT will not qualify for the deduction that would be available to a non-corporate shareholder were the shareholder to own such REIT directly.
Investment in REITs also involves risks similar to those associated with investing in small market capitalization companies. REITs may have limited financial resources, may trade less frequently and in a limited volume, and may be subject to more abrupt or erratic price movements than larger company securities.
Real Estate Securities (Principal)
Investing in securities of companies in the real estate industry subjects a fund to the special risks associated with the real estate market and the real estate industry in general. Generally, companies in the real estate industry are considered to be those that have principal activity involving the development, ownership, construction, management or sale of real estate; have significant real estate holdings, such as hospitality companies, healthcare facilities, supermarkets, mining, lumber and/or paper companies; and/or provide products or services related to the real estate industry, such as financial institutions that make and/or service mortgage loans and manufacturers or distributors of building supplies. Securities of companies in the real estate industry are sensitive to factors such as loss to casualty or condemnation, changes in real estate values, property taxes, interest rates, cash flow of underlying real estate assets, occupancy rates, government regulations affecting zoning, land use and rents, and the management skill and creditworthiness of the issuer. Companies in the real estate industry may also be subject to liabilities under environmental and hazardous waste laws.
Repurchase and Reverse Repurchase Agreements (Non-Principal)
The Fund may invest in repurchase and reverse repurchase agreements. In a repurchase agreement, a Fund purchases a security and simultaneously commits to resell that security to the seller at an agreed upon price on an agreed upon date within a number of days from the date of purchase. The resale price consists of the purchase price plus an amount that is unrelated to the coupon rate or maturity of the purchased security. A repurchase agreement involves the obligation of the seller to pay the agreed upon price, which obligation is in effect secured by the value (at least equal to the amount of the agreed upon resale price and marked-to-market daily) of the underlying security or "collateral." A risk associated with repurchase agreements is the failure of the seller to repurchase the securities as agreed, which may cause a Fund to suffer a loss if the market value of such securities declines before they can be liquidated on the open market. In the event of bankruptcy or insolvency of the seller, a Fund may encounter delays and incur costs in liquidating the underlying security.
The Fund may use reverse repurchase agreements and economically similar transactions. In a reverse repurchase agreement, a fund sells a portfolio security to another party in return for cash and agrees to repurchase the instrument at a particular price and time. Using reverse repurchase agreements to earn additional income involves the risk that the interest earned on the invested proceeds is less than the expense of the reverse repurchase agreement transaction. This technique may also have a leveraging effect on the Fund.
Repurchase Offers (Principal)
As described under “Periodic Repurchase Offers," the Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. The Fund’s Shares are not listed on any national securities exchange and are not publicly traded. There is currently no secondary market for the Shares, and the Fund expects that no secondary market will develop. To provide liquidity to Shareholders, the Fund conducts quarterly repurchase offers of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to applicable law and approval of the Board. In all cases, such repurchase offers will be for at least 5% and not more than 25% of its outstanding Shares at NAV per share, pursuant to Rule 23c-3 under the 1940 Act.
The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the Fund's ability to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the Fund's ability to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments or by investing such amounts in other liquid assets. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund may, if necessary, sell investments, and is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations.
If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.
Repurchase Offers and Liquid Assets (Non-Principal)
Unless the Fund’s Board of Trustees determines otherwise, the Fund intends to fund repurchase requests from any available investable assets at its disposal. “Investable Assets” as used in this paragraph includes net proceeds from new Share purchases, unrestricted cash, working capital, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net operating cash without any limitation on the amounts the Fund may pay from such sources. If during any consecutive 24-month period, the Fund does not have at least one quarterly repurchase offer in which it fully satisfies 100% of all properly submitted repurchase requests, the PGI will discontinue making any new investments in illiquid assets (any investment that the fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment) and will only invest available Investable Assets in cash, cash equivalents or liquid securities with the intent of selling such assets as necessary to meet future repurchase requests until such date on which all outstanding repurchase requests resulting from the most recent quarterly repurchase offer have been satisfied. However, in any event, Investable Assets may be used at any time to fund operating cash needs (as well as to establish reserves to meet such needs), including, without limitation, the following: operating expenses, taxes and insurance, debt service and repayment or refinancing of debt, debt financing expenses, funding commitments, including without limitation, commitments to acquire new investments (provided such commitments were made at least twelve (12) months prior to the end of such 24 consecutive month period), obligations imposed by law, courts, or arbitration, necessary capital improvements, lease-related expenditures, customary general and administrative expenses, asset management fees and other fees payable to PGI and the Sub-Advisors as described in the prospectus, or shareholder distributions. PGI will consider, and recommend to the Board, additional ways to improve shareholder liquidity through continued periodic repurchase offers (including by increasing the amount of any such repurchase offer) or otherwise. Exceptions to the limitations of this paragraph may be made to complete like-kind exchanges under Section 1031 of the Code necessary to avoid adverse tax consequences, or to take actions necessary to maintain compliance with the 1940 Act, as amended, including rules and regulations thereunder, as interpreted or modified by regulatory authority having jurisdiction, from time to time. A contractual fee waiver agreement provides that the advisory fee paid by the Fund to PGI will be reduced by 5% after such 24-month period in which the Fund does not have at least one quarterly repurchase offer in which 100% of redemption requests are satisfied with such reduction continuing until a quarterly redemption offer is fully satisfied.
In the event that the Fund invests more of its Investable Assets in cash, cash equivalents, and/or liquid securities, the Fund’s performance may be adversely affected as the Fund may not be able to benefit from an upswing in the market. Further, the Fund may be unable to pursue or achieve its investment objective when investing its Investable Assets in cash, cash equivalents, and/or liquid securities.
Securitized Products (Non-Principal)
Securitized products are fixed income instruments that represent interests in underlying pools of collateral or assets. The value of the securitized product is derived from the performance, value, and cash flows of the underlying asset(s).
A fund’s investments in securitized products are subject to risks similar to traditional fixed-income securities, such as credit, interest rate, liquidity, prepayment, extension, and default risk, as well as additional risks associated with the nature of the assets and the servicing of those assets. Prepayment risk may make it difficult to calculate the average life of the Fund’s investment in securitized products. Securitized products are generally issued as pass-through certificates, which represent the right to receive principal and interest payments collected on the underlying pool of assets, which are passed through to the security holder. Therefore, repayment depends on the cash flows generated by the underlying pool of assets. The securities may be rated as investment-grade or below-investment-grade.
•Mortgage-backed securities (“MBS”) represent an interest in a pool of underlying mortgage loans secured by real property. MBS are sensitive to changes in interest rates but may respond to these changes differently from other fixed-income securities due to the possibility of prepayment of the underlying mortgage loans. If interest rates fall and the underlying loans are prepaid faster than expected, the Fund may have to reinvest the prepaid principal in lower yielding securities, thus reducing the Fund’s income. Conversely, rising interest rates tend to discourage refinancings and the underlying loans may be prepaid more slowly than expected, reducing the Fund’s potential to reinvest the principal in higher yielding securities and extending the duration of the underlying loans. In addition, when market conditions result in an increase in default rates on the underlying loans and the foreclosure values of the underlying real estate is less than the outstanding amount due on the underlying loan, collection of the full amount of accrued interest and principal on these investments may be doubtful. The risk of such defaults is generally higher in the case of underlying mortgage pools that include sub-prime mortgages (mortgages granted to borrowers whose credit histories would not support conventional mortgages).
•Commercial mortgage-backed securities (“CMBS”) represent an interest in a pool of underlying commercial mortgage loans secured by real property such as retail, office, hotel, multi-family, and industrial properties. Certain CMBS are issued in several classes with different levels of yield and credit protection, and the CMBS class in which the Fund invests usually influences the interest rate, credit, and prepayment risks.
•Asset-backed securities (“ABS”) are backed by non-mortgage assets such as company receivables, truck and auto loans, student loans, leases and credit card receivables. ABS entail credit risk. They also may present a risk that, in the event of default, the liquidation value of the underlying assets may be inadequate to pay any unpaid interest or principal.
Short Sales (Non-Principal)
A fund enters into a short sale by selling a security it has borrowed (typically from a broker or other institution) with the hope of purchasing the same security at a later date at a lower price. A fund may also take a short position in a derivative instrument, such as a future, forward or swap. If the market price of the security or derivatives increases, the Fund will suffer a (potentially unlimited) loss when it replaces the security or derivative at the higher price. In certain cases, purchasing a security to cover a short position can itself cause the price of the security to rise further, thereby exacerbating the loss. In addition, the Fund may not always be able to borrow the security at a particular time or at an acceptable price. Before the Fund replaces a borrowed security, it is required to post collateral to cover the Fund’s short position, marking the collateral to market daily. This obligation limits the Fund’s investment flexibility, as well as its ability to meet redemption requests or other current obligations. A short position in a derivative instrument involves the risk of a theoretically unlimited increase in the value of the underlying instrument. Short sales also involve transaction and other costs that will reduce potential fund gains and increase potential fund losses.
The Fund may also invest the proceeds received from short selling securities, which creates additional leverage. Using such leverage allows the Fund to use the proceeds to purchase additional securities, thereby increasing its exposure to assets, such that its total assets may be greater than its capital. Leverage also magnifies the volatility of changes in the value of the Fund’s portfolio. The effect of the use of leverage by the Fund in a market that moves adversely to its investments could result in substantial losses to the Fund, which would be greater than if the Fund were not leveraged. Because a short position loses value as the security’s price increases, the loss on a short sale is theoretically unlimited.
The short sale proceeds utilized by the Fund to leverage investments are collateralized by all or a portion of such fund’s portfolio. Accordingly, the Fund may pledge securities in order to effect short sales, utilize short sale proceeds or otherwise obtain leverage for investment or other purposes. Should the securities pledged to brokers to secure the Fund’s margin accounts decline in value, the Fund could be subject to a “margin call”, pursuant to which the Fund must either deposit additional funds or securities with the broker or suffer mandatory liquidation of all or a portion of the pledged securities to compensate for the decline in value. The banks and dealers that provide leverage to the Fund have discretion to change the Fund’s margin requirements at any time. Changes by counterparties in the foregoing may result in large margin calls, loss of leverage and forced liquidations of positions at disadvantageous prices. The utilization of short sale proceeds for leverage will cause the Fund to be subject to higher transaction fees and other costs.
Special Purpose Acquisition Companies (“SPACs”) (Non-Principal)
The Fund may invest in securities of special purpose acquisition companies (“SPACs”) or similar special purpose entities that pool funds to seek potential acquisition opportunities. Unless and until an acquisition is completed, a SPAC or similar entity generally maintains assets (less a portion retained to cover expenses) in a trust account comprised of U.S. Government securities, money market securities, and cash, and similar investments whose returns or yields may be significantly lower than those of the Fund’s other investments. Because SPACs and similar entities are in essence blank-check companies without an operating history or ongoing business other than seeking acquisitions, the value of their securities is particularly dependent on the ability of the entity’s management to identify and complete a profitable acquisition, which may not occur. For example, even if an acquisition or merger target is identified, the Fund may elect not to participate in, or vote to approve, the proposed transaction. Moreover, an acquisition or merger once effected may prove unsuccessful and an investment in the SPAC may lose value.
SPACs are also subject to the following additional risks:
•The risk that, in the case of SPACs used as an opportunity for startups to go public without going through the traditional IPO process, such startups may become publicly traded with potentially less due diligence than what is typical in a traditional IPO through an underwriter and may not be experienced in facing the challenges, expenses and risks of being a public company, including the increased regulatory and financial scrutiny and the need to comply with applicable governance and accounting requirements.
•SPAC sponsors may have a potential conflict of interest to complete a deal that may be unfavorable for other investors in the SPAC. For example, SPAC sponsors often own warrants to acquire additional shares of the company at a fixed price, and the exercise by the SPAC sponsor of its warrants may dilute the value of the equity interests of other investors in the SPAC.
•A SPAC may allow shareholders to redeem their pro rata investment immediately after the SPAC announces a proposed acquisition, sometimes including interest, which may prevent the entity’s management from completing the transaction.
•Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices.
•Only a thinly traded market for shares of or interests in a SPAC may develop, or there may be no market at all, leaving the Fund unable to sell its interest in a SPAC or to sell its interest only at a lower price. Investments in SPACs may include private placements, including PIPEs, and, accordingly, may be considered illiquid and/or be subject to restrictions on resale.
•Values of investments in SPACs may be highly volatile and may depreciate significantly over time.
•Changes in regulatory oversight and/or requirements related to SPACs could adversely affect the value of the Fund’s interest in a SPAC.

Subsidiaries (Non-Principal)
The Fund may form one or more wholly owned subsidiaries in one or more jurisdictions (each, a “Subsidiary,” and together, the “Subsidiaries”), each of which would be treated as a corporation for U.S. federal income tax purposes. The Fund may invest either directly or indirectly through the Subsidiaries. The Fund will be the sole shareholder of any Subsidiary, and it is currently expected that shares of any Subsidiary will not be sold or offered to other investors.
The Fund, for tax purposes, would limit its investments in Subsidiaries to no more than 25% of the value of its total assets. The Fund typically expects to invest indirectly through the Subsidiaries if PGI and/or a Sub‑Adviser believes it is desirable to do so to comply with the requirements for qualification as a regulated investment company (a “RIC”) under the Code. The Fund initially anticipates investing in certain private clean energy-related issuers indirectly through the Subsidiaries.
The Subsidiaries will not be registered under the 1940 Act and will not be subject to all of the investor protections of the 1940 Act. The Fund, however, will wholly own and control any Subsidiary, and the Fund and any Subsidiary will each be managed by PGI or a Sub-Adviser and will share the same portfolio management teams. In addition, changes in the laws of the United States and/or any jurisdiction in which a Subsidiary is formed could result in the Fund’s inability or the inability of the Subsidiaries to operate as described in this prospectus and/or statement of additional information and could adversely affect the Fund.
For example, changes in U.S. tax laws could affect the U.S. tax treatment of, or consequences of owning, the Fund or the Subsidiaries, including under the Code rules. Our Board of Trustees will have oversight responsibility for the investment activities of the Fund, including the Fund’s investments in any Subsidiary, and our role as the sole shareholder of any Subsidiary.
By investing in any Subsidiary, the Fund will be indirectly exposed to the risks associated with such Subsidiary’s investments. The instruments that will be held by any Subsidiary will generally be similar to those that are permitted to be held by the Fund and will be subject to the same risks that apply to similar investments if held directly by the Fund. The assets of any Subsidiaries and the assets of the Fund, taken as a whole, will be subject to the same investment restrictions and limitations. As a result, investments held through a Subsidiary will be taken into account in determining compliance with the investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, affiliated transactions, and the timing and method of the valuation of any Subsidiary’s portfolio investments.
Timber (Principal)
Investments in timberland and timber-related assets are dependent on prevailing market prices for wood products, which can fluctuate over time. Such prices are affected by changes in supply and demand, especially within a particular geographic area. Demand for wood products is affected by various factors in the world economy, such as regional growth rates, construction activity, changes in currency exchange rates and capital spending. Adverse conditions in the larger economy may result in lower investment in any or all of the markets related to the Fund's timber investments. Decreases in demand, increases in supply, or both, may reduce timber prices, which in turn may reduce the Fund’s revenues on timber-related investments.
Changes in foreign or United States trade policies, including but not limited to tariffs or trading agreements with other countries affecting the cost of imported lumber, could negatively affect the market for the timber. Long-term oversupply sourced from any foreign timber suppliers could negatively affect the value of the timberland investments of the Fund upon their disposition.
Timberland operations are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, forestry activities, and health and safety. The laws and regulations intended to protect threatened and endangered species, and other environmental laws and regulations, are stringent and could become more so in the future. Timber operations are also subject to specialized statutes and regulations governing forestry operations, and to other environmental laws, some of which may in the future restrict harvesting, road building and other activities.
Natural causes such as fire, insect infestation, bad weather, and global climate shifts may have an impact on the timing of harvests, or reduce the volume and value of timber harvested. This in turn may adversely affect the value of the Fund’s timber investments. Extreme drought conditions could reduce the survival rate of trees planted within a year of the drought conditions. Ice storms and hurricanes could necessitate the early or unplanned harvesting of affected trees. Prolonged periods of adverse weather could negatively affect the quality of the timber produced, negatively affecting the value of both the harvest and the residual value of timberland.
The Fund’s ability to promptly sell timber-related investments in its portfolio in response to changing economic, financial and investment conditions is limited, which could impede the Fund’s ability to respond to market opportunities and result in lower distributions than would be available if the Fund and were able to quickly respond to such market opportunities.
U.S. Government and U.S. Government-Sponsored Securities (Non-Principal)
U.S. Government securities, such as Treasury bills, notes and bonds and mortgage-backed securities guaranteed by the Government National Mortgage Association (Ginnie Mae), are supported by the full faith and credit of the United States; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others are supported only by the credit of the issuing agency, instrumentality, or enterprise.
Although U.S. Government-sponsored enterprises such as the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae) may be chartered or sponsored by Congress, they are not funded by Congressional appropriations, and their securities are not issued by the U.S. Treasury nor supported by the full faith and credit of the U.S. Government.
There is no assurance that the U.S. Government would provide financial support to its agencies and instrumentalities if not required to do so. In addition, certain governmental entities have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability, or investment character of securities issued by these entities. The value and liquidity of U.S. Government securities may be affected adversely by changes in the ratings of those securities.
Valuation (Principal)
The Fund values private company investments in accordance with valuation guidelines adopted by the Board. There is typically not a readily available market value for the Fund’s private investments, and NAVs received by the Fund from the Private Funds are typically only estimated valuations or third party appraisals. The Fund may utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments, and in some cases valuations will be provided by the institutional asset managers for Private Funds, even though such managers may face a conflict of interest in valuing such securities because the value thereof will affect their compensation.
Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Shareholders should recognize that valuations of illiquid assets, such as interests in Private Funds, involve various judgments and consideration of factors that may be subjective, and as a result, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed and may differ materially from the amounts the Fund may realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s investments that have no readily available market values may differ from the impact of such changes on the readily available market values for the Fund’s other investments. Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property.
This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Fund, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a benefit to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a benefit to shareholders remaining in the Fund, but a shortfall to tendering shareholders. In addition, investors would be adversely affected by higher fees payable to PGI if the gross asset value of the Fund is overstated.
USE OF PROCEEDS
The Fund will invest the proceeds of the continuous offering of Shares in accordance with its investment objective and policies as soon as practicable after receipt. There is no minimum amount that must be raised prior to the Fund’s initial investment of net proceeds. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies soon after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay distributions or expenses, satisfy repurchase offers, or for temporary defensive purposes. Assets that cannot be invested promptly in accordance with the Fund’s investment objective and policies may be invested in cash and cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Shareholders.

MANAGEMENT OF THE FUND
Board of Trustees
The Fund's Board of Trustees (the "Board") has overall responsibility to manage and control the Fund's business affairs, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business.  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company. Information about the Fund's Trustees and Officers, including their names, addresses, principal occupations, and other affiliations during the past five years, as well as a description of the committees of the Board, are set forth in the SAI.
The Advisor
Principal Global Investors, LLC (“PGI”), an indirect subsidiary of Principal Financial Group, Inc. ("Principal®"), serves as the manager and advisor for the Fund. Principal® is a leader in global investment management offering businesses, individuals, and institutional clients a wide range of financial products and services, including retirement, asset management, and insurance through a diverse family of financial services companies. Through the Management Agreement with the Fund, PGI provides investment advisory services and certain accounting and administrative services for the Fund.

Advisor:    Principal Global Investors, LLC (doing business as Principal Asset Management), 711 High Street, Des Moines, IA 50392, is part of a diversified global asset management organization that utilizes specialized investment teams and affiliates to provide institutional investors and individuals with diverse investment capabilities, including fixed-income, equities, real estate, currency, asset allocation, and stable value. PGI also has asset management offices of affiliate advisors in non-U.S. locations including London, Singapore, Tokyo, Hong Kong, and Sydney. PGI has been a registered investment advisor since 1998.
Strategies:    In fulfilling its investment advisory responsibilities, PGI provides allocation services for the Fund, as well as day-to-day discretionary investment services (directly making decisions to purchase or sell securities) for certain portions of the Fund, as described below.

Portfolio Management
The Fund has multiple Sub-Advisors. A team within Principal Asset Allocation, an investment team within PGI and whose members are listed below, determines the portion of the Fund's assets that each Sub-Advisor will manage and may reallocate Fund assets among the Sub-Advisors from time-to-time. This team agrees on allocation decisions and shares authority and responsibility for day-to-day portfolio management, with no limitation on the authority of one portfolio manager in relation to another.
The decision to reallocate Fund assets between PGI acting in a discretionary advisory capacity and the Sub-Advisors may be based on a variety of factors, including but not limited to: the investment capacity of PGI and each Sub-Advisor, portfolio diversification, volume of net cash flows, fund liquidity, investment performance, investment strategies, changes in PGI or each Sub-Advisor's firm or investment professionals, or changes in the number of Sub-Advisors. Ordinarily, reallocations of Fund assets among Sub-Advisors occur as a Sub-Advisor liquidates assets in the normal course of portfolio management or with net new cash flows; however, at times existing Fund assets may be reallocated among Sub-Advisors.
Jessica S. Bush has been with Principal® since 2006. She earned a bachelor’s degree in Business Administration from the University of Michigan. She has earned the right to use the Chartered Financial Analyst designation.
Benjamin E. Rotenberg has been with Principal® since 2014. He earned a bachelor’s degree in International Relations and Russian from Pomona College. He has earned the right to use the Chartered Financial Analyst and the Chartered Alternative Investment Analyst designations.
May Tong has been with Principal® since 2021. Prior to that, Ms. Tong was a Senior Vice President, Portfolio Manager for Franklin Templeton Multi-Asset Solutions since 2018. Prior to that, Ms. Tong was a Portfolio Manager and Head of Portfolio Implementation and Management for Voya Investment Management’s Multi-Asset Strategies and Solutions Team since 2011. She earned a bachelor’s degree in Accounting and Finance from Boston College and an M.B.A. from Columbia University. She has earned the right to use the Chartered Financial Analyst designation.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Shares in the Fund.
The Sub-Advisors
PGI has signed contracts with various sub-advisors. Under the sub-advisory agreements, the sub-advisor agrees to assume the obligations of PGI to provide investment advisory services to the portion of the assets of the Fund allocated to it by PGI. For these services, PGI pays each sub-advisor a fee.
PGI or the sub-advisor provides the Board with a recommended investment program. The program must be consistent with the Fund's investment objective and policies. Within the scope of the approved investment program, the sub-advisor advises the Fund on its investment policy and determines which securities are bought or sold, and in what amounts.

Sub-Advisor:     ClearBridge Investments (North America) Pty Limited (“ClearBridge”), Level 13, 35 Clarence Street, Sydney, Australia 2000, is a registered investment adviser founded in 2009 and specializes solely in global infrastructure. ClearBridge is an indirect wholly-owned subsidiary of Franklin Resources, Inc.
Strategy:     Global Listed Infrastructure Equities

Sub-Advisor:     Principal Real Estate Investors, LLC (doing business as Principal Real Estate) (“Principal - REI”), 711 High Street, Des Moines, IA 50392, was founded in 2000 and manages commercial real estate across the spectrum of public and private equity and debt investments, primarily for institutional investors.
Strategy:     CMBS and Global Real Estate Securities

Approval of Advisory Agreements
Availability of the discussion regarding the basis for the Board approval of the Advisory Agreements is provided in the Annual Report to Shareholders for the period ending March 31, 2023 or the Semi-Annual Report to Shareholders for the period ended September 30, 2023.
Fees Paid to PGI
The Fund pays PGI a fee for its services, which includes the fee PGI pays to Sub-Advisors. The Fund has agreed to pay PGI a management fee at an annual rate (shown below) of the average daily value of the Fund's net assets.

Net Asset Value of the Fund
First $1.5 Billion	Over $1.5 Billion
1.70%	1.65%
Fees PGI Pays to Sub-Advisors
PGI (and not the Fund) pays the Sub-Advisors' fees determined pursuant to a sub-advisory agreement with each Sub-Advisor. For each Sub-Advisor except Principal-REI, "Assets under Management" refers to average daily assets managed by such Sub-Advisor; for Principal-REI "Assets under Management" refers to prior month end assets managed by Principal-REI.

ClearBridge - Sub-Advisory Fee
Assets Under Management*
First $250 million	Next $250 million	Next $250 million	Next $250 million	Over $1 billion
0.380%	0.285%	0.250%	0.225%	0.210%
*To calculate, the assets of DSRA managed by ClearBridge are aggregated with the assets of the Diversified Real Asset mutual fund and collective investment trust managed by ClearBridge.

Principal-REI Sub-Advisory Fee (CMBS Portfolio)
Assets Under Management*
First $200 million	Over $200 million
0.30%	0.25%
*To calculate, the assets of DSRA managed by Principal-REI are aggregated with the assets of the Principal Funds, Inc. Global Diversified Income Fund managed by Principal-REI.

Principal-REI Sub-Advisory Fee (Global Real Estate Securities Portfolio)
Assets Under Management*
First $1.5 billion	Over $1.5 billion
0.47%	0.44%
*To calculate, the assets of DSRA managed by Principal-REI are aggregated with the assets of the Diversified Real Asset mutual fund and collective investment trust managed by Principal-REI.
Custodian
The custodian for the Fund is Bank of New York Mellon. The Custodian is responsible for the safeguarding of the Fund's assets.
Transfer Agent
Principal Shareholder Services, Inc. provides transfer agency and dividend payment services necessary to the Fund on a per account basis.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as the Fund’s independent registered public accounting firm, providing professional services including audits of the Fund’s annual financial statements, assistance and consultation in connection with Securities and Exchange Commission filings, and preparation, review, and signing of the annual income tax returns filed on behalf of the Fund.
Affiliated Brokerage
The Board has approved procedures that permit the Fund to effect a purchase or sale transaction between the Fund and any other affiliated investment company or between the Fund and affiliated persons of the Fund under limited circumstances prescribed by SEC rules. See BROKERAGE ALLOCATION AND OTHER PRACTICES in the Statement of Additional Information.
Control Persons
A control person is a person who beneficially owns more than 25% of the voting securities of a company. Principal Financial Services, Inc. ("PFSI") has provided the initial capitalization of the Fund and, therefore, is a control person. Principal Life Insurance Company is also a control person of the Fund.
Conflicts of Interest
As a general matter, PGI and the Sub-Advisors are involved with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or their clients’ interests conflict with those of the Fund. When selecting underlying funds and advisors for the Fund, PGI implements the following in an effort to limit the appearance of conflicts of interest and the opportunity for events that could trigger an actual conflict of interest:
•When selecting underlying funds in which the Fund will invest, PGI begins with an analysis of whether funds available within the Principal organization and managed by PGI or by an affiliated sub-advisor are consistent with the Fund’s objective(s), principal investment strategies and attendant risks and are otherwise appropriate investments. PGI will select an underlying fund managed by an unaffiliated advisor, however, in situations in which it is appropriate based upon those criteria and available expertise and resources within the Principal organization.
•When selecting advisors, PGI begins with an analysis of whether PGI or an affiliated sub-advisor is qualified under existing due diligence criteria and, based upon the fund’s objective(s), principal investment strategies and attendant risks, is otherwise an appropriate manager for that fund. PGI will select an unaffiliated sub-advisor to manage all or a portion of the Fund’s portfolio, however, in situations in which it is appropriate based upon those criteria and available expertise and resources within the Principal organization.
Subject to the requirements of applicable law, PGI and the Sub-Advisors intend to engage in such activities and may receive compensation from third parties for their respective services. They may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to the Fund’s. The Fund may buy or sell securities of an issuer that are also bought or sold by PGI, a Sub-Advisor, or their respective clients. The results of the Fund's investment activities may differ from those of the Fund's affiliates, or another account managed by the Fund's affiliates, and it is possible that the Fund could sustain losses during periods in which other accounts achieve profits on their trading for proprietary or other accounts. To the extent that the same investment opportunities might be desirable for more than one account, conflicts could arise in determining how to allocate them. PGI and the Sub-Advisors have developed policies and procedures reasonably designed to mitigate these conflicts. However, there can be no assurance that an investment opportunity which comes to the attention of

PGI, a Sub-Advisor, or their respective affiliates will be appropriate for the Fund or will be referred to the Fund. PGI and the Sub-Advisors are not obligated to refer any investment opportunity to the Fund.
Because PGI and the Sub-Advisors may allocate certain investment opportunities to multiple funds and accounts, conflicts may arise when other accounts seek to sell investments when the Fund holds similar or the same investments. For example, other accounts in liquidation or wind-down, or with differing liquidity or redemption terms, may seek to sell commonly held investments before the Fund sells such investments. Sale by such other accounts of the same or similar investments, depending upon the volume of sales and the nature of the market, may affect the market value of investments that continue to be held by the Fund.
Other potential conflicts might arise due to compensation arrangements. The management fee received by PGI (and the fee PGI pays to each Sub-Advisor) is based on the Fund’s average daily managed assets. As a result, PGI and the Sub-Advisors may have a financial incentive to cause the Fund to use leverage or invest in more speculative investments to increase the assets of the Fund, and accordingly, the fees they receive. Other clients advised by PGI or the Sub-Advisors may pay them a higher asset-based fee or performance-based compensation, which could create an incentive for PGI or the Sub-Advisor to favor such clients over the Fund.
Conflicts may arise relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).
To the extent permitted by applicable law, PGI or a Sub-Advisor (or an account managed by PGI or a Sub-Advisor) may have economic interests in, or other relationships with, issuers or special purpose vehicles in which the Fund may have an economic interest. Such persons may invest at different levels of an entity’s capital structure or in different classes of an issuer’s securities that give rise to conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity. PGI or a Sub-Advisor’s respective partners, security holders, officers, directors, agents or employees may serve on an issuer’s board of directors or otherwise have ongoing relationships. In such cases, to the extent consistent with applicable law, PGI or a Sub-Advisor may be required by its fiduciary obligations on behalf of another account to take actions that are not in the Fund’s best interests. Moreover, the Fund may be limited by applicable law or other policies in its ability to invest in a portfolio company in which PGI, a Sub-Advisor, or their respective clients have an investment.
PGI and the Sub-Advisors are authorized to combine purchase or sale orders on the Fund’s behalf together with orders for the other accounts managed by them or their respective affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts. Such aggregation of orders may not always be to the Fund’s benefit with regard to the price or quantity executed.
To the extent permitted by applicable law, PGI or a Sub-Advisor may also enter into cross transactions where PGI or a Sub-Advisor or their respective affiliates act as agent on behalf of the Fund and the other party to the transaction. Cross transactions may include trades between funds or accounts advised by PGI, a Sub-Advisor, or their respective affiliates. Cross transactions may enable PGI or a Sub-Advisor to purchase or sell a block of securities or other instruments for the Fund and possibly avoid commissions, a bid-ask spread, or an unfavorable price movement that may be created through entrance into the market with such purchase or sell order. PGI, a Sub-Advisor, or their respective affiliates may have a potentially conflicting division of responsibilities to both parties to a principal or cross transaction. The Fund may provide guarantees or incur indemnification obligations, either individually or jointly and severally with other accounts managed by PGI, a Sub-Advisor or their respective affiliates, to third parties in connection with the purchase or sale of assets by the Fund.
PGI or a Sub-Advisor, by virtue of the activities of their respective principals on behalf of the other accounts or otherwise, may come into possession of material non-public information with respect to an issuer. Should this occur, PGI or a Sub-Advisor may be restricted from buying or selling securities of the issuer on the Fund’s behalf until the information becomes public or is no longer deemed material. Such restriction may result in the Fund’s inability to transact in a security when it would be advantageous to the Fund to do so.
PGI, the Sub-Advisors and their respective members, officers and employees devote to the Fund as much time as they deem necessary and appropriate to manage the Fund’s business. Such entities and persons are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources. These activities could create a conflict of interest in that the time and effort of such entities and persons will not be devoted exclusively to the Fund’s business, but will be allocated between the Fund and other business activities.

Subject to internal compliance policies and applicable law, members or employees of PGI and the Sub-Advisors engage in personal trading of securities and other instruments.
PGI and the Sub-Advisors have adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with their respective fiduciary obligations to clients. Nevertheless, actual proxy voting decisions may have the effect of favoring the interests of other clients.
Valuation of private assets, including the Fund's investments in the Private Funds, is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Valuations of such assets may be provided by PGI, the Sub-Advisors, and asset managers for Private Funds, even though they may face a conflict of interest in valuing such securities because the value thereof will affect their compensation.
PLAN OF DISTRIBUTION
The Offering
The Fund’s Shares are offered on a continuous basis at their current net asset value (“NAV”) per share. The minimum initial investment per investor is $100,000 for Institutional Class and Class Y Shares, and $25,000 for Class A Shares. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.
The Fund’s Shares are offered through Principal Funds Distributor, Inc. (the “Distributor”), which is the exclusive distributor of the Shares, on a best-efforts basis. The Fund and the Distributor reserve the right to reject any orders for any reason. Moreover, the Fund may close at any time to new investors or new investments at PGI's discretion.
The Fund’s Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Fund’s Shares, and the Fund does not anticipate that a secondary market will develop for its Shares. Neither PGI nor the Distributor intends to make a market in the Fund’s Shares.
Distributor, Transfer Agent and Custodian
The Distributor, located at 711 High Street, Des Moines, IA 50392, is the distributor and principal underwriter of the Fund’s Shares. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is affiliated with PGI through common ownership. In addition, the directors and officers of the Distributor also serve as directors and/or officers of PGI. Under a Distribution Agreement with the Fund, the Distributor is granted the right to sell the Fund’s Shares of the Fund as agent for the Fund. The Distributor offers the Fund’s Shares for sale on a continuous basis and has agreed to use its best efforts to secure purchasers for the Shares. The Shares of the Fund will be offered at NAV per share calculated each regular business day. Please see “DETERMINATION OF NET ASSET VALUE." The Distributor has no obligation to sell any specific quantity of the Fund’s Shares or to buy any of the Shares. The Distributor also acts as agent for the Fund in connection with repurchases of Shares. The Distributor may enter into agreements with selected broker-dealers, banks, or other financial intermediaries for distribution of Shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or PGI, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, repurchase, and other requests to the Fund.
Principal Shareholder Services, Inc. serves as transfer agent and dividend paying agent;. Bank of New York Mellon serves as the custodian of the Fund’s assets.
Share Classes
An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the sales loads and ongoing fees and expenses for each share class are different. The loads, fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, the investment minimum, how long you expect to own shares, and the total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial professional to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares and all share classes may not be available in every state. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Distribution and/or Shareholder Service Expenses
The Fund has adopted a “Distribution and Shareholder Services Plan” with respect to its Class A shares. Under the plan, except as noted below, the Fund makes payments from its assets attributable to Class A shares to the Fund’s Distributor for distribution-related expenses and for providing services to Class A shareholders. Payments under the plan are made by the Fund to the Distributor pursuant to the plan regardless of the expenses incurred by the Distributor. When the Distributor receives these fees, it may pay some or all of them to intermediaries whose customers are shareholders of the Fund for sales support services and for providing services to Class A shareholders. Intermediaries may include, among others, broker-dealers, registered investment advisors, banks, trust companies, pension plan consultants, retirement plan administrators, and insurance companies. These intermediaries include Principal Securities, Inc., a broker-dealer affiliated with PGI. Because these fees are paid out of Fund assets and are ongoing fees, over time they will increase the cost of your investment in Class A Shares of the Fund and may cost you more than other types of sales charges.
Under the plan, the Fund’s Class A Shares may incur expenses on an annual basis of up to 0.25% of its average monthly net assets.
The Distribution and Shareholder Services Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees.
Payments to Intermediaries
All or a portion of the initial sales charge that you pay for Class A Shares may be paid by the Distributor to intermediaries selling Class A shares.
In addition to payments pursuant to applicable 12b-1 plans, PGI or its affiliates enter into agreements with some intermediaries pursuant to which the intermediaries receive payments for providing services relating to the Fund's Class A and Institutional Class Shares. Examples of such services are administrative, networking, recordkeeping, sub-transfer agency and/or shareholder services. PGI or its affiliates also pay, without reimbursement from the Fund, compensation from their own resources to certain intermediaries that support the distribution of shares of the Fund or provide services to Fund shareholders.
Intermediaries may pay to their financial professionals some or all of the amounts the Distributor and its affiliates pay to the intermediary. The amounts paid to intermediaries vary by share class and by Fund.
In some cases, the Distributor and its affiliates will provide payments or reimbursements related to Class A and Institutional Class Shares in connection with the costs of conferences, educational seminars, training and marketing efforts related to the Fund. Such activities may be sponsored by intermediaries or the Distributor. The costs associated with such activities may include travel, lodging, entertainment, and meals. In some cases, the Distributor will also provide payment or reimbursement for expenses associated with transactions ("ticket") charges and general marketing expenses.
The Distributor and its affiliates do not pay compensation to intermediaries (other than to affiliates of the Distributor) for distribution services or other services to Fund shareholders for Class Y Shares.
The payments described in this prospectus may create a conflict of interest by influencing your financial professional or your intermediary to recommend the Fund over another investment, or to recommend one share class of the Fund over another share class. Ask your financial professional or visit your intermediary's website for more information about the total amounts paid to them by PGI and its affiliates, and by sponsors of other investment companies your financial professional may recommend to you.
Your intermediary may charge you additional fees other than those disclosed in this prospectus. Ask your financial professional about any fees and commissions they charge.

PURCHASING FUND SHARES
Eligibility and Minimum Investment
You must be an eligible purchaser for a particular share class to buy shares of the Fund in that share class. PGI and the Distributor reserve the right to broaden, limit, and change the designation of eligible purchasers without notice. Shares of the Fund are only sold in U.S. jurisdictions. The Fund will not establish accounts registered to foreign individuals or entities, including foreign correspondent accounts. If an existing shareholder with a U.S. address moves outside of the U.S. and updates his or her address on the shareholder's account, we will be unable to process future purchases on that account. Subject to your eligibility and the minimum initial investment requirements, you may invest in the Fund directly or through intermediary organizations, such as broker-dealers, insurance companies, plan sponsors, third party administrators, and retirement plans. Neither PGI nor the Fund is responsible for determining the suitability of the Fund or Shares for any investor.

Share Class	Minimum Initial Investment	Minimum Subsequent Investment
A	$25,000.00	No minimum
Institutional	$100,000.00	No minimum
Y	$100,000.00	No minimum
At the Distributor's sole discretion, the Fund may broaden or limit the designation of eligible purchasers, waive some or all of the eligibility requirements (including the minimum initial investment amount), permit certain types of investors to open new accounts, impose further restrictions on purchases, or reject any purchase orders, all without prior notice.
Investments through a Financial Intermediary
Most of the information you will need for managing your investment will come from your financial intermediary. This includes information on how to buy Shares and information about periodic repurchase offers. Your broker-dealer or financial intermediary may charge fees in addition to those described in this Prospectus. Please contact your intermediary for information regarding investment minimums, how to purchase and tender your Shares for repurchase, and applicable fees.
Investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries, which may include charges, investment minimums, cutoff times, and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by their financial intermediary. Investors purchasing Shares through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. For Shares sold through financial intermediaries not affiliated with Principal, the financial intermediary, and not its customers, will be the Shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the intermediary.
Opening an Account
You must open an account to purchase Shares. Your financial professional will help you open a new account. For questions about the Fund, please contact your financial professional or call a Client Relations Specialist at 1-800-222-5852.
You must clearly identify the type of account you want on your application. How you register your account with the Fund can affect your legal interests as well as the rights and interests of your family and beneficiaries. You should consult with your legal and/or tax advisor to determine the account registration that best meets your needs. If Shares are held in the name of certain types of accounts such as a corporation, trust, estate, custodianship, guardianship, partnership, or pension and profit sharing plan, additional documentation may be necessary. Your ability to transfer the Fund’s Shares to another broker-dealer is limited to those broker-dealers with whom the Distributor maintains a selling agreement.
To help the government fight the funding of terrorism and money laundering activities, federal law requires financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, you will be asked for information that will allow the Fund or your financial intermediary to identify you. Non-public corporations and other entities may be required to provide articles of incorporation, trust or partnership agreements, and taxpayer identification numbers on the account or other documentation. If concerns arise with verification of your identity, no transactions, other than redemptions, will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity on a timely basis, we may freeze or close your account or take such other action as we deem appropriate. The Fund will not establish accounts that are for the benefit of a business/organization that is illegal under Federal and/or state law (such as a marijuana clinic) or a person who owns or receives income from such an entity or whose source of funds is illegal.

Shares of the Fund are offered on days on which the NYSE is open, which generally are weekdays other than national holidays. If you are not purchasing through an omnibus or networked account, your order will be considered received when it is received by the transfer agent in proper and complete form. If you are purchasing through an omnibus or networked account, your order will be considered received when an authorized broker (or its authorized designee) receives it in proper and complete form. Proper and complete form means that your instructions and any required payment have been received by the transfer agent or an authorized broker (or its authorized designee) in the form required by the Fund. Orders received in proper form by the transfer agent, or by an authorized broker (or its authorized designee) for omnibus or networked accounts, before the close of trading on the NYSE (generally 4:00 p.m. Eastern time) will be processed at the NAV calculated that day. See “Periodic Repurchase Offers-Determination of Net Asset Value.” The Fund and its transfer agent may, in its sole discretion, determine whether any particular transaction request is in complete and proper form.
Fees and Expenses
Before investing, you should be sure you understand the nature of different costs. This section describes the fees and expenses you may pay if you invest in the Fund. You may pay both one-time fees and ongoing fees. Fees and expenses are important because they lower your earnings.
You should also understand the characteristics of each share class so you can be sure to choose the class that is right for you. Share class selections must be made at the time of purchase. Classes differ regarding the costs associated with buying, redeeming, and holding shares. Your financial professional can help you with this process and can help you choose the share class that is appropriate for you. Financial professionals may receive different compensation depending upon which class of shares you purchase.
•Sales Charge (Initial Fee for Class A) - The offering price for Class A shares is the NAV next calculated after receipt of an investor’s order in proper form by the Fund or its servicing agent, plus any applicable initial sales charge. See Class A Shares- Initial Sales Charge below for more information.
•Management Fee (all Classes) - Through the Management Agreement with the Fund, PGI has agreed to provide investment advisory services and corporate administrative services to the Fund.
•Distribution Fee (Class A) - The Fund has adopted a distribution plan for its Class A shares. Under the plan, Class A pays a distribution fee based on the Fund's average daily NAV. These fees pay distribution and other expenses for the sale of Class A shares and for services provided to shareholders. Because they are ongoing fees, over time, these fees may exceed other types of sales charges.
•Interest Payments on Borrowed Funds (all Classes) - interest paid in connection with outstanding loans.
•Other Expenses (all Classes) - A portion of expenses that are allocated to all classes of the Fund. Other expenses include interest expense, expenses related to fund investments and index licensing fees. Additional examples of other expenses include:
◦Transfer Agent Fee (all Classes) - Principal Shareholder Services, Inc. (“PSS”) has entered into a Transfer Agency Agreement with the Fund under which PSS provides transfer agent services. These services are currently provided at cost.
◦Certain Operating Expenses (all Classes) - expenses of registering and qualifying shares for sale, the cost of producing and distributing reports and prospectuses to shareholders, the cost of shareholder meetings, and other operating expenses of the Fund.
•Acquired Fund Fees and Expenses (all Classes) - fees and expenses charged by other investment companies in which the Fund invests a portion of its assets.
Class A Shares - Initial Sales Charge
The offering price for Class A shares is the NAV next calculated after receipt of an investor’s order in proper form by the Fund or its servicing agent, plus any applicable initial sales charge as shown in the table below. The right-hand column in the table indicates what portion of the sales charge is paid to financial professionals and their brokerage firms (“dealers”) for selling Class A shares.

Note: Because of rounding in the calculation of the offering price, the actual maximum front-end sales charge paid by an investor may be higher or lower than the percentages noted.

		Class A Sales Charge as % of:		Dealer Allowance
	Amount of Purchase	Offering Price	Amount Invested	as % of Offering Price
	Less than $100,000	5.75%	6.10%	5.00%
	$100,000 but less than $250,000	4.75%	4.99%	4.00%
	$250,000 but less than $500,000	3.75%	3.90%	3.00%
	$500,000 but less than $1 million	2.50%	2.56%	2.00%
	$1 million or more	0.00%	0.00%	0.00%*
*	The Distributor may pay authorized dealers commissions on purchases of Class A shares over $1,000,000 calculated as follows: 1.00% on purchases between $1,000,000 and $4,999,999.99; 0.50% on purchases between $5,000,000 and $49,999,999.99; and 0.25% on purchases of $50,000,000 or more. The commission rate is determined based on the cumulative investments over the life of the account.

Initial Sales Charge Waivers
Class A shares may be purchased without a sales charge or at a reduced sales charge. The availability of certain sales charge waivers and reductions will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of initial (front-end) sales charge waivers or reductions. Such intermediary-specific sales charge variations are described in the Appendix to this prospectus entitled "Intermediary-Specific Sales Charge Waivers and Reductions." If you purchase Fund shares through an intermediary listed on the Appendix, you will be eligible to the receive only the intermediary's applicable waivers and reductions. If you purchase Fund shares directly from the Fund or through an intermediary not listed on the Appendix, you will be eligible to receive only the following initial sales charge waivers and reductions. In all instances, it is your responsibility to notify the Fund or your financial intermediary at the time of purchase of any relationship or other facts qualifying you for sales charge waivers or reductions.
Waiver For Purchases of Fund Shares From the Fund or Through Intermediaries Not Listed on the Appendix
•No initial sales charge will apply to purchases of Fund shares if the purchase is of sufficient size as disclosed in the preceding “Class A Sales Charges” table.
•You may reinvest the Class A Share redemption proceeds without a sales charge within 90 days of the redemption, if you previously paid a sales charge.
•The Fund’s Class A Shares may be purchased without an initial sales charge by the following individuals, groups, and/or entities:
•current and former Trustees of Principal Diversified Select Real Asset Fund, member companies of Principal®, and their active or retired employees, officers, directors, brokers, or agents (for the life of the account). This also includes their immediate family members (spouse, domestic partner, children (regardless of age and including in-laws), and parents, including in-laws) and trusts created by or primarily for the benefit of these individuals;
•any employee or registered representative (and their immediate family members and employees) of an authorized broker-dealer or company that makes available shares of the Fund;
•any investor who buys Class A shares through financial intermediaries, such as a bank, broker-dealer, or other financial institution, and that does not accept or charge the initial sales charge;
•financial intermediaries who offer shares to self-directed investment brokerage accounts; and
•retirement plans or benefit plans, or participants in such plans, where the plan’s investments in the Fund are part of an omnibus account. For clarification, such plans do not include individual retirement arrangements under IRC Section 408, such as Simplified Employee Pensions (SEP), SIMPLE IRAs or other IRAs.
Reductions for Purchases of Fund Shares From the Fund or Through Intermediaries Not Listed on the Appendix
The sales charge varies with the size of your purchase. Purchases made by you, your spouse or domestic partner, your children (including children of your spouse or domestic partner) age 25 or under, and/or a trust created by or primarily for the benefit of such persons (together “a Qualified Purchaser”) will be combined along with the value of existing Fund Class A Shares owned by such persons, to determine the applicable sales charge. If the total amount being invested is near a sales charge breakpoint, you should consider increasing the amount invested to take advantage of a lower sales charge.

EXCHANGING FUND SHARES
A shareholder may exchange shares of one class of the Fund directly for shares of another class of the Fund (an “Intra-Fund Exchange”), subject to the terms and conditions described below. A shareholder requesting an Intra-Fund Exchange must meet the eligibility requirements of the class into which such shareholder seeks to exchange. Additional information regarding the eligibility requirements of each share class is described under “Eligibility and Minimum Investment” above.
In addition, financial intermediaries may, in connection with a change in a client’s account type, at the direction of a client, or otherwise in accordance with a financial intermediary’s policies and procedures, direct the Fund on behalf of the intermediary’s clients to effect an Intra-Fund Exchange. The Fund will effect an Intra-Fund Exchange at the direction of a financial intermediary without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.
Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Intra-Fund exchanges will not be subject to a sales charge. Ongoing fees and expenses incurred by a given share class may differ from those of other share classes, and a shareholder receiving new shares in an Intra-Fund Exchange may be subject to higher or lower total expenses following such exchange. See “Summary of Fund Expenses” above. While an Intra-Fund Exchange may not be considered a taxable event for income tax purposes, you should consult with your tax adviser regarding possible federal, state, local and foreign tax consequences.
PERIODIC REPURCHASE OFFERS
The Fund is a closed-end “interval fund” and, to provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of your Shares, has adopted a fundamental policy requiring the Fund to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. Repurchase offers of more than 5% are made solely at the discretion of the Fund’s Board of Trustees, and investors should not rely on any expectation of repurchase offers being made in excess of 5%.
No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.
Repurchase Dates
The Fund will make quarterly repurchase offers every three months, in the following months: March, June, September, and December.
Repurchase Request Deadline
The Repurchase Request Deadline is the latest date on which Shareholders wishing to tender Shares for repurchase in response to a repurchase offer can tender their Shares. When a repurchase offer commences, at least 21 days before the Repurchase Request Deadline, the Fund will send written notice to each record Shareholder setting forth, among other things:
•The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.
•The latest date on which Shareholders can tender their Shares in response to a repurchase offer.
•The date that will be used to determine the Fund’s NAV per share applicable to the repurchase offer (the “Repurchase Pricing Date”).
•The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.
•The NAV per share of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per share.
•The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
•The circumstances in which the Fund may suspend or postpone the repurchase offer.
This notice may be included with a Shareholder report or other Fund document. If you invest in the Fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the Fund’s website at principalfunds.com/interval-funds.

The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in complete and proper form by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form before the Repurchase Request Deadline.
Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV per share is discussed under “Determination of Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV per share by calling 1-800-222-5852. You may also obtain the current NAV per share at principalfunds.com/interval-funds.
The Fund does not currently charge a repurchase fee. The Fund may introduce or modify the amount of a repurchase fee in the future.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.
The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.
Oversubscribed Repurchase Offers
There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. If a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis, subject to “odd lot” priority, among the requests for repurchase received by the Fund. The term “odd lots” means all Shares tendered by any person who owned beneficially or of record an aggregate of fewer than 100 Shares and completes the odd lot certification form posted on the Fund’s website at www.PrincipalAM.com/IntervalProspectuses (an “Odd Lot Holder”). Odd lots will be accepted for payment before any proration of the purchase of other tendered Shares, provided that (a) this priority is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 Shares, and (b) to qualify for this priority, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in the applicable repurchase offer. The Fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.
If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than it otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
The Fund anticipates that in the ordinary course it will hold liquid securities, and it is permitted to borrow up to the maximum extent permitted under the 1940 Act to purchase investments to satisfy the obligation to maintain “liquid assets”, or to meet repurchase requests. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to avoid borrowing to meet repurchase obligations. Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, to the extent the Fund sells portfolio holdings to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. For a discussion of these tax consequences, see “TAX CONSIDERATIONS."
DETERMINATION OF NET ASSET VALUE
The share price of the Fund is calculated each day the New York Stock Exchange (“NYSE”) is open (share prices are not calculated on the days on which the NYSE is closed for trading, generally New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday/ Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day, and Christmas). The share price is determined as of the close of business of the NYSE (normally 3:00 p.m. Central Time). When an order to buy shares is received, the share price used to fill the order is the next price we calculate after we receive the order (in proper form). To process your transaction purchase on the day we receive it, we must receive the order, with complete information:
•on a day that the NYSE is open and
•before the close of trading on the NYSE (normally 3:00 p.m. Central Time).
Purchase orders received after the close of the NYSE or on days that the NYSE is not open will be processed on the next day that the NYSE is open for normal trading. The Fund will not treat an intraday unscheduled disruption in NYSE trading as a closure of the NYSE and will price its shares as of 3:00 p.m. Central Time, if the particular disruption directly affects only the NYSE.
The Fund's share price is calculated by dividing the total Fund assets, less all liabilities, by the total number of outstanding Shares.
•With respect to any portion of a Fund’s assets invested in other registered investment companies, that portion of the Fund's NAV is calculated based on the price (NAV or market, as applicable) of such other registered investment companies.
•If market quotations are not readily available for a security owned by a Fund, its fair value is determined using a policy adopted by the Trustees. Fair valuation pricing is subjective and creates the possibility that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.
•A Fund's securities may be traded on foreign securities markets that generally complete trading at various times during the day before the close of the NYSE. Foreign securities and currencies are converted to U.S. dollars using the exchange rate in effect at the close of the NYSE. Securities traded outside of the Western Hemisphere are valued using a fair value policy adopted by the Fund. These fair valuation procedures are intended to discourage shareholders from investing in the Fund for the purpose of engaging in market timing or arbitrage transactions.
•The trading of foreign securities generally or in a particular country or countries may not take place on all days the NYSE is open, or may trade on days the NYSE is closed. Thus, the value of the foreign securities held by the Fund may change on days when shareholders are unable to purchase or redeem shares.

•Certain securities issued by companies in emerging market countries may have more than one quoted valuation at any point in time. These may be referred to as local price and premium price. The premium price is often a negotiated price that may not consistently represent a price at which a specific transaction can be effected. The Fund has a policy to value such securities at a price at which PGI expects the securities may be sold.
•Investments in Private Funds will be valued at the net asset value provided to the Fund by the Private Fund (the “practical expedient”), subject to appropriate investment and operational due diligence review. Investment and operational due diligence reviews evaluate, among other things, whether the process and procedures surrounding the Private Fund’s net asset value calculation are sufficiently robust to allow for reliance on such net asset value as the fair value measure. In circumstances where the Fund’s valuation date is in between a date in which a Private Fund reports its net asset value, the Fund shall consider whether an adjustment to the most recent net asset value per share is necessary, taking into account the last reported net asset value of the Private Fund using the practical expedient and adjusting, to the extent not then part of the valuation methodology then employed. Adjustments may be made for subsequent capital calls and distributions, market prices for listed securities where there is sufficient transparency, foreign currency fluctuations, material events on private securities that the Fund is aware of and any material estimated fees and expenses of the Fund for the period. In circumstances where the Private Fund’s net asset value is suspended, or the Fund believes that the net asset value is not representative of fair value based on the information that it has obtained through its investment and operational due diligence reviews and ongoing monitoring of the Private Fund, an alternative valuation methodology, approved by the Fund’s Valuation Committee, may be utilized.
DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT POLICIES
Distribution Policy
The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”). The Fund intends to declare and distribute dividends to Shareholders of record quarterly. A portion of the Fund’s quarterly distribution may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Net realized capital gain distributions, if any, are usually declared and paid in December for the prior twelve-month period ending October 31. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.
Distribution Options
When completing your application, you may select one of the following options for distributions. Notify the Fund of a change in your distribution option at least 10 days before the record date of the distribution.
•Full Reinvestment. Distributions from the Fund will be reinvested in additional Shares of the same class of the Fund. This option will be selected automatically unless one of the other options is specified.
•Part Cash and Part Reinvestment. You may request to have part of your distributions paid in cash and part of your distributions reinvested in additional Shares of the same class of the Fund.
•All Cash. Distributions will be paid in cash. You may choose to send your distributions directly to your bank account or request to have a check sent to you.
The Fund reserves the right to automatically reinvest any distributions into your account that are less than $10. Distributions paid in Shares will be credited to your account at the next determined NAV per share.
The Board reserves the right to change the distribution policy from time to time.
Distribution Reinvestment Policy
The Fund has a distribution reinvestment policy administered by Principal Shareholder Services, Inc. Pursuant to the policy, a Shareholder who elects to have distributions reinvested in whole or in part in additional Shares of the Fund or who do not specify a distribution option will have his or her pro rata portion of the Fund’s income dividends or capital gains or other distributions (each, a “distribution” and collectively, “distributions”), net of any applicable U.S. withholding tax, reinvested in Shares of the Fund. Under the distribution reinvestment policy, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.
When the Fund declares a distribution, the transfer agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury Shares. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per share.

The transfer agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The transfer agent will hold Shares in the account of each Shareholder in non-certificated form in the name of the Shareholder, and each Shareholder’s proxy, if any, will include Shares purchased pursuant to the distribution reinvestment policy. A proxy solicitor will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the distribution reinvestment policy, the transfer agent will administer the distribution reinvestment policy on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such Shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the distribution reinvestment policy.
Neither the transfer agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities, or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of distributions will not relieve participants of any federal, state, or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Considerations.”
The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.
All correspondence concerning the distribution reinvestment policy should be sent to:
Principal Diversified Select Real Asset Fund
P.O. Box 219971
Kansas City, MO 64121-9971

DESCRIPTION OF THE SHARES
Description of Capital Structure and Shares
The following is a brief description of the capital structure of the Fund. This description is not complete and is subject to and qualified in its entirety by reference to the Declaration and the Fund’s By-Laws (the “By-Laws”). The Declaration and By-Laws are each exhibits to the registration statement of which this Prospectus is a part.
The Fund is a statutory trust established under the laws of the State of Delaware. The Declaration provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Declaration authorizes the division of the beneficial interest in each Class into Shares without limitation as to number, with or without par value. The Fund currently offers three share classes: A, Institutional, and Y.
Shareholders will be entitled to the payment of distributions when, as, and if declared by the Board. All Shares have equal rights to the payment of distributions and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable by the Trust and will have no pre-emptive or conversion rights or rights to cumulative voting.
Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities, and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Fund pro rata among the holders of the Shares.
The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion, or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the 1940 Act.

The Declaration provides for indemnification out of Fund property against liability and against all expenses reasonably incurred or paid by any Shareholder in connection with any claim, action, suit, or proceeding in which such Shareholder becomes involved as a party or otherwise by virtue of Shareholder being or having been a Shareholder in the Fund.
The Fund does not intend to hold annual meetings of Shareholders unless required by law. If the Fund does hold a meeting of Shareholders, each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.
The following table shows the amounts of Shares of the Fund that were authorized and outstanding as of June 30, 2023:

Share Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Excluding Amount Shown Under Column 3
A	Unlimited	—	33,584
Institutional	Unlimited	—	433,648
Y	Unlimited	—	5,801,501
Anti-Takeover and Other Provisions in the Declaration of Trust
The Declaration and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the Fund’s shares entitled to vote on the matter, or the holders of at least seventy-five percent (75%) of the shares of each class affected by the matter, voting as separate classes, to authorize certain transactions not in the ordinary course of business, including: (1) the termination, merger, reorganization or consolidation, or liquidation of the Fund or any class thereof not initially proposed by the Board; (2) the sale or conveyance of all or a substantial part of the Fund’s assets; (3) with certain exceptions, the sale, lease, or exchange (in one or a series of transactions in any 12-month period) of all or a substantial part of the assets of the Fund having an aggregate fair market value of $1,000,000 or more to any “Principal Shareholder” (as defined below); or (4) with certain exceptions, the sale, lease, or exchange to the Fund, in exchange for shares of the Fund (in one or a series of transactions in any 12-month period), of any assets of any Principal Shareholder having an aggregate fair market value of $1,000,000 or more, unless such transaction described above has been approved by a “Supermajority” (defined as two-thirds) of the Trustees. The term “Principal Shareholder” means any corporation, person, or other entity which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the outstanding shares of the Fund or class and shall include any Associates or Affiliates of such Principal Shareholder. The term “Affiliate” and “Associate” shall have the meaning ascribed to each such respective term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. The Board has the power to allow, by vote of a Supermajority of the Trustees, including a Supermajority of the Independent Trustees, a lesser vote to approve the transactions described above to the extent not otherwise addressed by the Declaration or by applicable law.
The Declaration requires the affirmative vote or consent of holders of at least seventy-five percent (75%) of the shares of the Fund entitled to vote on the matter, or the holders of at least seventy-five percent (75%) of the shares of each class of shares affected by the matter, voting as separate classes, to authorize a conversion of the Fund from a closed-end investment company to an open-end investment company, unless the conversion is authorized by a majority of the Trustees (in which case Shareholders would have the minimum voting rights required by the 1940 Act with respect to the conversion).
A Trustee may be removed from office only with cause by a vote of the holders of at least two-thirds of the total shares of the Trust issued and outstanding at a meeting called by Shareholders owning at least majority of the outstanding shares of the Trust.
The Declaration also requires that prior to bringing a derivative action, a demand must first be made on the Board by Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who collectively hold shares representing twenty-five percent (25%) of more of the issued and outstanding shares of the Fund, or twenty-five percent (25%) or more of the issued and outstanding shares of the class to which the action relates if it does not relate to all classes. A decision by a majority of the Trustees, including a majority of the Independent Trustees, or, if the Trustees have appointed a committee to consider the demand, the majority of that committee, that maintaining a derivative suit would not be in the best interests of the Fund or the affected class and to reject the demand, shall be final and binding upon the Shareholders and judicially unreviewable.

Reasonable expenses, including reasonable attorney’s fees, may be assessed against a Shareholder who brings a derivative action and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. There may also be additional requirements or restrictions on Shareholder derivative lawsuits involving the Fund imposed by law.
The Declaration provides that, in accordance with the Delaware Statutory Trust Act, any suit against the Fund, any class, or the Trustees or officers of the Fund shall be brought exclusively in the State of Delaware. The Declaration also includes a provision that any Shareholder bringing an action against the Fund, any class, or the Trustees or officers of the Fund waives the right to trial by jury to the fullest extent permitted by law.
The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.
TAX CONSIDERATIONS
It is a policy of the Fund to make distributions of substantially all of its investment income and any net realized capital gains. Shareholders are responsible for federal income tax (and any other taxes, including state and local income taxes, if applicable) on dividends and capital gains distributions whether such dividends or distributions are paid in cash or are reinvested in additional shares. Special tax rules apply to distributions from IRAs and other retirement accounts. You should consult a tax advisor to determine the suitability of the Fund as an investment by such a plan and the tax treatment of Fund distributions.
Generally, dividends paid by the Fund from interest, dividends, or net short-term capital gains will be taxed as ordinary income. Distributions properly designated by the Fund as deriving from net gains on securities held for more than one year are taxable as such (generally at a 15% tax rate for individuals and taxable trusts, some individuals and taxable trusts will be subject to a 20% tax rate), regardless of how long you have held your shares. Distributions of investment income properly designated by the Fund as derived from “qualified dividend income” will be taxed at the rates applicable to long-term capital gains. Some high-income individuals and taxable trusts will be subject to a Medicare 3.8% tax on unearned net investment income.
A return of capital is a non-dividend distribution that is not paid out of the earnings and profits of the Fund. A return of capital distribution is generally not taxed until your investment in the Fund has been recovered. A return of capital reduces your cost basis in the Fund which may increase your tax liability upon the sale of your Fund shares or upon subsequent distributions in respect of your investment in the Fund.
Because of tax law requirements, you must provide the Fund with an accurate and certified taxpayer identification number (for individuals, generally a Social Security number) to avoid “back-up” withholding, which is imposed at a rate of 24%. The Fund is required in certain cases to withhold and remit to the U.S. Treasury 24% of ordinary income dividends and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder who: has provided either an incorrect tax identification number or no number at all; is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly; or has failed to certify to the Fund that it is not subject to backup withholding or that it is a corporation or other "exempt recipient."
A shareholder recognizes gain or loss on the sale or redemption of shares of the Fund in an amount equal to the difference between the proceeds of the sales or redemption and the shareholder's adjusted tax basis in the shares. Under section 302 of the Code, the Fund’s repurchase of a shareholder’s shares generally will be treated as an exchange, and thus eligible for capital gain treatment, if it (1) results in a “complete termination” of the shareholder’s interest in the Fund, (2) results in a “substantially disproportionate” redemption (the functional equivalent of a repurchase) with respect to shareholder, or (3) is “not essentially equivalent to a dividend.” For these purposes, (a) a “substantially disproportionate” redemption is one that reduces the shareholder’s percentage interest in the Fund’s voting shares by more than 20%, and after which he or she owns a less-than-50% voting interest in the Fund, and (b) a repurchase is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a Shareholder’s percentage interest in the Fund. Whether a reduction is “meaningful” depends on the particular facts and circumstances. The Fund cannot predict whether or the extent to which any repurchase offer will be oversubscribed. If any such offer is oversubscribed, proration of tenders pursuant thereto will cause the Fund to accept fewer shares than are tendered. Therefore, a Shareholder can be given no assurance that a sufficient number of his or her shares will be purchased pursuant to any such offer to ensure that that purchase will be treated as an exchange. If a payment by the Fund to a shareholder is not treated as in exchange for the repurchased shares, it may be treated as a distribution under the Code. That distribution will be treated as a dividend to the extent it is made out of the Fund’s earnings and profits and will be fully taxable as ordinary income or qualified dividend income without regard to the shareholder’s adjusted basis in his or her shares. To the extent the distribution is not made out of the Fund’s earnings and profits, it will reduce the shareholder’s adjusted tax basis in his or her shares (which would result in a higher tax liability when the shares are sold, even if they had not increased in value, or, in fact, had lost value), and then, after that basis is reduced to zero, as realized capital gain.
All or a portion of any loss so recognized on a sale or redemption may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the Fund is considered capital gain or loss (long-term capital gain or loss if the shares were held for longer than one year). However, any capital loss arising from the sales or redemption of shares held for six months or less is disallowed and is treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income under current rules.
If a shareholder incurs a sales charge in acquiring shares of the Fund, disposes of such shares less than 91 days after they are acquired, and subsequently acquires shares of the Fund or another fund at a reduced sales charge pursuant to a right to reinvest at such reduced sales charge acquired in connection with the acquisition of the shares disposed of, then the sales charge on the shares disposed of (to the extent of the reduction in the sales charge on the shares subsequently acquired) shall not be taken into account in determining gain or loss on the shares disposed of but shall be treated as incurred on the acquisition of the shares subsequently acquired.
Any gain resulting from the redemption of your shares will generally also be subject to tax. You will need to select a cost basis method to be used to calculate your reported gains and losses prior to or at the time of any redemption or exchange. If you do not select a method, the Fund's default method of average cost will be applied to the transactions. The cost basis method used on your account could significantly affect your taxes due and should be carefully considered. You should consult your tax advisor for more information on your own tax situation, including possible foreign, state, and local taxes.
Investments by the Fund in certain debt instruments or derivatives may cause the Fund to recognize taxable income in excess of the cash generated by such instruments. As a result, the Fund could be required at times to liquidate other investments to satisfy its distribution requirements under the Code. The Fund’s use of derivatives will also affect the amount, timing, and character of the Fund’s distributions.
Under U.S. Treasury Regulations non-corporate Fund shareholders meeting certain holding period requirements may be able to deduct up to 20 percent of qualified REIT dividends passed through and reported to them by the Fund.  The 20 percent deduction applies to qualified REIT dividends distributed during 2018-2025 tax years.
Early in each calendar year, the Fund will notify you of the amount and tax status of distributions paid to you for the preceding year.
A dividend or distribution made shortly after the purchase of shares of the Fund by a shareholder, although in effect a return of capital to that shareholder, would be taxable to that shareholder as described above, subject to a holding period requirement for dividends designated as qualified dividend income.
A domestic Subsidiary of the Fund generally will be subject to U.S. federal income tax at regular corporate rates on its taxable income, which taxes (and any other taxes borne by Subsidiaries) would adversely affect the returns from investments held through the Subsidiaries.
The Fund has elected and intends to qualify and be eligible to be treated each year as a regulated investment company (a “RIC”) under the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. As noted above, distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares. The Fund must satisfy certain diversification tests under the Code to qualify as a RIC.
If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes, and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
The information contained in this prospectus is not a complete description of the federal, state, local, or foreign tax consequences of investing in the Fund. You should consult your tax advisor before investing in the Fund.

REPORTS TO SHAREHOLDERS
The Fund sends out periodic investment reports, including annual audited financial statements, to all investors. To reduce duplicative mail and fees and expenses of the Fund, the Fund may, in accordance with applicable law, send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of the Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling 1-800-222-5852. If you do not want to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call the number above and the Fund will furnish separate mailings, in accordance with instructions, within 30 days of your request.

ADDITIONAL INFORMATION
A Registration Statement on Form N-2, including any amendments thereto (the “Registration Statement”), relating to the Fund, has been filed by the Fund with the SEC. The Prospectus and the SAI are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and its Shares, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and the SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

How to Contact Us
Mailing Addresses:

Regular Mail	Overnight Mail
Principal Diversified Select Real Asset Fund	Principal Diversified Select Real Asset Fund
P.O. Box 219971	430 W. 7th Street, Ste. 219971
Kansas City, MO 64121-9971	Kansas City, MO 64105-1407
You may speak with a Client Relations Specialist by calling 1-800-222-5852, between 8:00 a.m. and 5:00 p.m. Central Time on any day that the NYSE is open.
To obtain Automated Clearing House (“ACH”) or wire instructions, please contact a Client Relations Specialist.
For additional information about Principal Diversified Select Real Asset Fund, go to www.PrincipalAM.com/IntervalProspectuses.

APPENDIX A - INTERMEDIARY-SPECIFIC SALES CHARGE WAIVERS AND REDUCTIONS

Certain intermediaries have different policies and procedures regarding the availability of sales charge waivers and reductions, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or reductions. In order to receive a waiver or reduction offered by one intermediary or the Fund, the purchaser must purchase Fund shares from the Fund or intermediary offering the waiver or reduction. Please see the section of the prospectus entitled “PURCHASING FUND SHARES” for more information on sales charges and waivers available for different classes.

Currently, the following intermediaries have implemented a schedule of sales charge waivers and reductions, as described below;

Not applicable at this time.

Principal Diversified Select Real Asset Fund
STATEMENT OF ADDITIONAL INFORMATION
Dated August 1, 2023

Share Class	Ticker
Class A	PDSRX
Institutional Class	PDSKX
Class Y	PDSYX

On or about September 1, 2023, change all references to the Principal Diversified Select Real Asset Fund to the Principal Real Asset Fund.

Principal Diversified Select Real Asset Fund (the “Fund” or "PDSRA") is a diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund is operated as an interval fund. The Fund currently offers three classes of Shares: A, Institutional, and Y.
On or about September 1, 2023, delete the first sentence in the paragraph above and replace with the following:
Principal Real Asset Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”).
This Statement of Additional Information (“SAI”) is not a prospectus but should be read in conjunction with the Prospectus dated August 1, 2023, as supplemented from time to time. This SAI does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling 1-800-222-5852 or by writing Principal Diversified Select Real Asset Fund, P.O. Box 219971, Kansas City, MO 64121-9971, or you may access the Prospectus on the Fund’s website at www.PrincipalAM.com/IntervalProspectuses. Capitalized terms in this SAI have the same meaning as in the Prospectus, unless otherwise defined.

GENERAL INFORMATION AND HISTORY
The Fund is a diversified closed-end management investment company that is operated as an interval fund.
On or about September 1, 2023, delete the first sentence in the paragraph above and replace with the following:
The Fund is a non-diversified, closed-end management investment company that is operated as an interval fund.
The Fund is part of a “Fund Complex,” which is comprised of the Fund and the following registered management investment companies: Principal Funds, Inc., Principal Variable Contracts Funds, Inc., and Principal Exchange Traded Funds.
PGI may recommend to the Board of Trustees, and the Board may elect, to close the Fund to new and/or existing investors, to close certain share classes to new and/or existing investors, or to liquidate the Fund.
ADDITIONAL INVESTMENT POLICIES AND RESTRICTIONS
The investment objective and principal investment strategies and risks of the Fund, as well certain non-principal strategies and risks, are set forth in the Prospectus under “INVESTMENT STRATEGIES AND RISKS." Certain additional investment information is set forth below. Except as described below as "Fundamental Policies," the investment strategies described in this Statement of Additional Information and the prospectus are not fundamental and may be changed by the Board without shareholder approval.
Unless otherwise indicated, the restrictions apply at the time transactions are entered into. Accordingly, any later increase or decrease beyond the specified limitation, resulting from market fluctuations or in a rating by a rating service, does not require elimination of any security from the portfolio.
Fundamental Policies
The Fund’s stated fundamental policies may be changed only by the affirmative vote of a majority of the outstanding Shares of the Fund, except as permitted by the 1940 Act or other governing Statute and the Rules thereunder, the SEC, or other regulatory agency with authority over the Fund. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund:
1.may not issue senior securities, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
2.may not engage in short sales, purchases on margin, or the writing of put and call options, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
3.may not purchase or sell commodities, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
4.may not purchase, hold, or deal in real estate or real estate mortgages, except to the extent permitted by applicable law, including but not limited to the 1940 Act. For purposes of this restriction, "real estate" does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, and the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund’s ownership of securities.
5.may not borrow money, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
6.may not make loans, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
7.has elected to be treated as a “diversified” investment company, as that term is used in the 1940 Act, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.
8.will concentrate, as that term is used in the 1940 Act, its investments in securities related to real asset industries.
9.may not underwrite securities of other issuers, except to the extent permitted by applicable law, including but not limited to the 1940 Act, including insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.
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On or about September 1, 2023, in the section above, delete #7 and replace with the following:
7. has elected to be non-diversified.
Fundamental Repurchase Policies
The Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% and not more than 25% of its Shares at a price equal to net asset value per Share, unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined in the Prospectus), all in accordance with the requirements set forth in Rule 23c-3(b)(2)(i). Specifically:
•The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
•The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than twenty-one (21) and no more than forty-two (42) days after the Fund sends notification to Shareholders of the repurchase offer.
•There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).
Non-Fundamental Policy - Rule 35d-1 under the 1940 Act
The Fund has adopted the non-fundamental policy pursuant to SEC Rule 35d-1 to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in the type of investments, industry or geographic region (as described in the prospectus) as suggested by the name of the Fund. This policy applies at the time of purchase. The Fund will provide 60 days’ notice to shareholders prior to implementing a change in this policy for the Fund.
For purposes of testing this requirement, the Fund includes all investments that have economic characteristics similar to those suggested by the Fund name. For example, the value of certain investments for purposes of the 80% test may include cash and/or cash equivalents to the extent used to cover the Fund’s exposure to such investments. The Fund will typically count the mark-to-market value of derivative investments, but it may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure. The Fund will also count its investments in underlying funds toward the requirement as long as the underlying fund focuses on the particular type of investment suggested by the Fund name.
Environmental, Social, and Governance Factors in the Selection of Portfolio Securities
The portfolio managers of the Fund consider one or more environmental, social, and/or governance (“ESG”) factors along with other, non-ESG factors in making investment decisions. The consideration of ESG factors is intended to further the stated objective of the Fund. These ESG factors are generally no more significant than other factors in the investment selection process, such that ESG factors may not be determinative in deciding to include or exclude any particular investment in the portfolio. By way of example, environmental factors can include one or more of the following: climate change, natural resources, pollution and waste, and environmental opportunities. Social factors can include one or more of the following: human capital, product liability, stakeholder opposition, and social opportunities. Governance factors can include corporate governance and/or corporate behavior. Integration of ESG factors is qualitative and subjective by nature. There is no guarantee that the criteria used, or judgment exercised, will reflect the beliefs or values of any particular investor. Further, there is no assurance that any strategy or integration of ESG factors will be successful or profitable.
The Fund is structured as an asset allocation fund, in which Principal Global Investors LLC (“PGI”) is responsible for selecting sub-advisors and investment teams within PGI who, in turn, are responsible for selecting underlying investments. In selecting sub-advisors, investment teams and asset classes, the PGI asset allocation team considers ESG factors. ESG factors are generally no more significant than other factors in the selection process, such that ESG factors may not be determinative in deciding to include or exclude any particular sub-advisor, investment team or asset class in the portfolio. Integration of ESG factors is qualitative and subjective by nature. There is no guarantee that the criteria used, or judgment exercised, will reflect the beliefs or values of any particular investor. Further, there is no assurance that any strategy or integration of ESG factors will be successful or profitable.

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Portfolio Turnover
Portfolio turnover is a measure of how frequently a portfolio's securities are bought and sold. It is not possible to predict future turnover rates with accuracy. Many variable factors are outside the control of a portfolio manager. Each portfolio manager considers the economic effects of portfolio turnover but generally does not treat the portfolio turnover rate as a limiting factor in making investment decisions.
During the most recent fiscal year, the Fund's annualized portfolio turnover rate was 39.8% of the average value of its portfolio.
MANAGEMENT OF THE FUND
Leadership Structure and Board of Trustees
PDSRA’s Board has overall responsibility for overseeing PDSRA’s operations in accordance with the 1940 Act, other applicable laws, and PDSRA’s charter. Each Board Member serves on the Boards of the following investment companies: Principal Funds, Inc. ("PFI"), Principal Variable Contracts Funds, Inc. (“PVC”), Principal Exchange-Traded Funds ("PETF"), and Principal Diversified Select Real Asset Fund ("PDSRA"), which are collectively referred to in this SAI as the "Fund Complex." Board Members who are affiliated persons of any investment advisor, the principal distributor, or the principal underwriter of the Fund Complex are considered “interested persons” of the Fund (as defined in the 1940 Act) and are referred to in this SAI as "Interested Board Members." Board Members who are not Interested Board Members are referred to as "Independent Board Members."
Each Board Member generally serves until the next annual meeting of stockholders or until such Board Member’s earlier death, resignation, or removal. Independent Board Members have a 72-year age limit and, for Independent Board Members elected on or after September 14, 2021, a 72-year age limit or a 15-year term limit, whichever occurs first. The Board may waive the age or term limits in the Board’s discretion. The Board elects officers to supervise the day-to-day operations of the Fund Complex. Officers serve at the pleasure of the Board, and each officer has the same position with each investment company in the Fund Complex.
The Board meets in regularly scheduled meetings throughout the year. Board meetings may occur in-person, by telephone, or virtually. In addition, the Board holds special meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. Independent Board Members also meet annually to consider renewal of advisory contracts.
The Chairman of the Board is an interested person of the Fund Complex. The Independent Trustees have appointed a lead Independent Trustee whose role is to review and approve, with the Chairman, each Board meeting's agenda and to facilitate communication between and among the Fund's Independent Trustees, management, and the full Board. The Board's leadership structure is appropriate for the Fund Complex given its characteristics and circumstances, including the number of portfolios, variety of asset classes, net assets, and distribution arrangements. The appropriateness of this structure is enhanced by the establishment and allocation of responsibilities among the following Committees, which report their activities to the Board on a regular basis.
Each Board Member has significant prior senior management and/or board experience. Board Members are selected and retained based upon their skills, experience, judgment, analytical ability, diligence, ability to work effectively with other Board members, a commitment to the interests of shareholders, and, for each Independent Board Member, a demonstrated willingness to take an independent and questioning view of management. In addition to these general qualifications, the Board seeks members who will build upon the Board's diversity. Below is a brief discussion of the specific education, experience, qualifications, or skills that led to the conclusion that each person identified below should serve as a Board Member. As required by rules adopted under the 1940 Act, the Independent Board Members select and nominate all candidates for Independent Board Member positions.
Independent Trustees
Leroy T. Barnes, Jr. Mr. Barnes has served as an Independent Board Member of the Fund Complex since 2012. From 2001 to 2005, Mr. Barnes served as Vice President and Treasurer of PG&E Corporation. From 1997 to 2001, Mr. Barnes served as Vice President and Treasurer of Gap, Inc. Through his education, employment experience, and experience as a board member, Mr. Barnes is experienced with financial, accounting, regulatory, and investment matters.
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Craig Damos. Mr. Damos has served as an Independent Board Member of the Fund Complex since 2008. Since 2011, Mr. Damos has served as the President of C.P. Damos Consulting, LLC (doing business as Craig Damos Consulting). He has also served as a director of the employees' stock ownership plan of the Baker Group since 2020. Mr. Damos served as President and Chief Executive Officer of Weitz Company from 2006 to 2010; Vertical Growth Officer of Weitz Company from 2004 to 2006; and Chief Financial Officer of Weitz Company from 2000 to 2004. From 2005 to 2008, Mr. Damos served as a director of West Bank. Through his education, employment experience, and experience as a board member, Mr. Damos is experienced with financial, accounting, regulatory, and investment matters.
Katharin S. Dyer. Ms. Dyer has served as an Independent Board Member of the Fund Complex since January 2023. She is the founder and Chief Executive Officer of PivotWise, a firm providing strategic advice focused on digital transformation. Ms. Dyer currently serves as a director of Liquidity Services and the Grameen Foundation. She previously served as a director of Providence Health from 2019-2021, Noora Health from 2018-2021, YWCA of Nashville and Middle Tennessee from 2016-2022, and CARE from 2001-2013. She was formerly employed by IBM Global Services as a Global Partner and a member of the senior leadership team from 2016 to 2018. Ms. Dyer was a member of the Global Management Team at American Express Company from 2013 to 2015. Through her education, employment experience, and experience as a board member, Ms. Dyer is experienced with financial, information and digital technology, investment, and regulatory matters.
Frances P. Grieb. Ms. Grieb has served as an Independent Board Member of the Fund Complex since January 2023. Ms. Grieb currently serves as a director of First Interstate BancSystem, Inc. and the National Advisory Board of the College of Business at the University of Nebraska at Omaha. She is a member of the American Institute of Certified Public Accountants and the National Association of Corporate Directors. From 2014 to 2022, she served as a director of Great Western Bancorp, Inc. Ms. Grieb is a retired partner having served in various leadership roles at Deloitte LLP from 1982 to 2010. Ms. Grieb is a retired Certified Public Accountant. Through her education, employment experience, and experience as a board member, Ms. Grieb is experienced with financial, accounting, investment, and regulatory matters.
Fritz S. Hirsch. Mr. Hirsch has served as an Independent Board Member of the Fund Complex since 2005. From 2011 to 2015, Mr. Hirsch served as CEO of MAM USA. He served as President and Chief Executive Officer of Sassy, Inc. from 1986 to 2009, and Chief Financial Officer of Sassy, Inc. from 1983 to 1985. Through his education, employment experience, and experience as a board member, Mr. Hirsch is experienced with financial, accounting, regulatory, and investment matters.
Victor Hymes. Mr. Hymes has served as an Independent Board Member of the Fund Complex since 2020. He currently serves as Founder, Chief Executive Officer, and Chief Investment Officer of Legato Capital Management, LLC. Over the past thirty years, Mr. Hymes has served in the roles of CEO, COO, CIO, portfolio manager, and other senior management positions with investment management firms including Zurich Scudder Investments, Inc., Goldman, Sachs & Co., and Kidder, Peabody & Co. Mr. Hymes has served on numerous boards and has chaired four investment committees over the past two decades. Through his education, employment experience, and experience as a board member, Mr. Hymes is experienced with financial, accounting, regulatory, and investment matters.
Padelford L. Lattimer. Mr. Lattimer has served as an Independent Board Member of the Fund Complex since 2020. He currently serves as Managing Partner for TBA Management Consulting LLC. For more than twenty years, Mr. Lattimer served in various capacities at financial services companies, including as a senior managing director for TIAA Cref Asset Management (2004-2010), First Vice President at Mellon Financial Corporation (2002-2004), and in product management roles at Citibank (2000-2002). Through his education, employment experience, and experience as a board member, Mr. Lattimer is experienced with financial, regulatory, and investment matters.
Karen (“Karrie”) McMillan. Ms. McMillan has served as an Independent Board Member of the Fund Complex since 2014. Ms. McMillan is the founder and owner of Tyche Consulting LLC. She served as a Managing Director of Patomak Global Partners LLC from 2014 to 2021. From 2007 to 2014, Ms. McMillan served as general counsel to the Investment Company Institute. Prior to that (from 1999-2007), she worked as an attorney in private practice, specializing in the mutual fund industry. From 1991 to 1999, she served in various roles as counsel at the SEC, Division of Investment Management, including as Assistant Chief Counsel. Through her professional education, experience as an attorney, and experience as a board member, Ms. McMillan is experienced in financial, investment, and regulatory matters.
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Elizabeth A. Nickels. Ms. Nickels has served as an Independent Board Member of the Fund Complex since 2015. From 2000 to 2022, Ms. Nickels served as a director of SpartanNash. From 2008 to 2017, she served as a director of the not-for-profit Spectrum Health System; from 2014 to 2016, she served as a director of Charlotte Russe; from 2014 to 2015, she served as a director of Follet Corporation; and from 2013 to 2015, she served as a director of PetSmart. Ms. Nickels was formerly employed by Herman Miller, Inc. in several capacities: from 2012 to 2014, as the Executive Director of the Herman Miller Foundation; from 2007 to 2012, as President of Herman Miller Healthcare; and from 2000 to 2007, as Chief Financial Officer. Through her education, employment experience, and experience as a board member, Ms. Nickels is experienced with financial, accounting, and regulatory matters.
Mary M. VanDeWeghe. Ms. VanDeWeghe has served as an Independent Board Member of the Fund Complex since 2018. She is CEO and President of Forte Consulting, Inc. and was previously employed as a Finance Professor at Georgetown University from 2009 to 2016, Senior Vice President - Finance at Lockheed Martin Corporation from 2006 to 2009, a Finance Professor at the University of Maryland from 1996 to 2006, and in various positions at J.P. Morgan from 1983 to 1996. Ms. VanDeWeghe currently serves as a director of Helmerich & Payne (2019-present) and previously served as a director of Denbury Resources Inc. from 2019 to 2020, Brown Advisory from 2003 to 2018, B/E Aerospace from 2014 to 2017, WP Carey from 2014 to 2017, and Nalco (and its successor Ecolab) from 2009 to 2014. Through her education, employment experience, and experience as a board member, Ms. VanDeWeghe is experienced with financial, accounting, investment, and regulatory matters.
Interested Trustees
Kamal Bhatia. Mr. Bhatia has served as Chair of the Fund Complex since April 2023. He has also served as President and Chief Executive Officer of the Fund Complex since 2019. Mr. Bhatia serves as the Chief Operating Officer for Principal® Asset Management. Mr. Bhatia joined Principal® in 2019 and serves as a director of numerous Principal® affiliates. From 2011 to 2019 he was a Senior Vice President for Oppenheimer Funds. Mr. Bhatia is a CFA® charter holder. Through his education and experience, Mr. Bhatia is experienced with financial, marketing, regulatory, and investment matters.
Patrick G. Halter. Mr. Halter has served as a Board Member of the Fund Complex since 2017. Mr. Halter also serves as President for Principal® Asset Management and as Chief Executive Officer, President, and Chair of PGI, and Chief Executive Officer, President, and Chair of Principal Real Estate Investors. He serves on numerous boards of directors of Principal® affiliates and has served in various other positions since joining Principal® in 1984. Through his education and employment experience, Mr. Halter is experienced with financial, accounting, regulatory, and investment matters.
Kenneth A. McCullum. Mr. McCullum has served as a Board Member of the Fund Complex since April 2023. Mr. McCullum has served as Executive Vice President and Chief Risk Officer for Principal® since 2023. Prior to that he served as Senior Vice President and Chief Risk Officer for Principal® from 2020 to 2023 and Vice President and Chief Actuary for Principal® from 2015 to 2020. From 2013 to 2015 Mr. McCullum was an Executive Vice President responsible for business development at Delaware Life Insurance Company. He served as a Senior Vice President for the life annuity business at Sun Life from 2010 to 2013. Mr. McCullum is a Fellow of the Society of Actuaries and is a Member of the American Academy of Actuaries. Through his education and experience, Mr. McCullum is experienced with financial, accounting, regulatory, and investment matters.
Risk Oversight
Risk oversight forms part of the Board's general oversight of the Fund and is addressed as part of various Board and Committee activities. As part of its regular oversight of the Fund, the Board, directly or through a Committee, interacts with and reviews reports from, among others, Fund management, Sub-Advisors, the Fund's Chief Compliance Officer, the independent registered public accounting firm for the Fund, and internal auditors for PGI or its affiliates, as appropriate, regarding risks faced by the Fund. The Board, with the assistance of Fund management and PGI, reviews investment policies and risks in connection with its review of the Fund's performance. The Board has appointed a Chief Compliance Officer who oversees the implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its principal service providers. In addition, as part of the Board's periodic review of the Fund's advisory, sub-advisory, and other service provider agreements, the Board may consider risk management aspects of their operations and the functions for which they are responsible. With respect to valuation, the Board has designated PGI as the Fund's Valuation Designee, as required by SEC Rule 2a-5, where PGI is responsible for the day-to-day valuation and oversight responsibilities of the Fund. PGI has established a Valuation Committee to fulfill its oversight responsibilities as the Fund's Valuation Designee.
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Board Committees
The Board has established the following committees to assist in its oversight functions, including its oversight of the risks the Fund faces. Each committee must report its activities to the Board on a regular basis. The Committee(s) on which each Board Members serves is set forth in the tables under Additional Information Regarding Board Members and Officers.

Committee and Independent Board Members	Primary Purpose and Responsibilities	Meetings Held During the Last Fiscal Year
15(c) Committee Karen McMillan, Chair Fritz S. Hirsch Padelford L. Lattimer Mary M. VanDeWeghe	The Committee’s primary purpose is to assist the Board in performing the annual review of the Funds’ advisory and sub-advisory agreements pursuant to Section 15(c) of the 1940 Act. The Committee is responsible for requesting and reviewing related materials.	6
Audit Committee Victor L. Hymes, Chair Leroy T. Barnes, Jr. Elizabeth A. Nickels Mary M. VanDeWeghe
The Committee’s primary purpose is to assist the Board by serving as an independent and objective party to monitor the Fund Complex’s accounting policies, financial reporting, and internal control system, as well as the work of the independent registered public accountants. The Audit Committee assists Board oversight of 1) the integrity of the Fund Complex’s financial statements; 2) the Fund Complex’s compliance with certain legal and regulatory requirements; 3) the independent registered public accountants’ qualifications and independence; and 4) the performance of the Fund Complex’s independent registered public accountants. The Audit Committee also provides an open avenue of communication among the independent registered public accountants, PGI’s internal auditors, Fund Complex management, and the Board.
		10
Executive Committee Kamal Bhatia, Chair Craig Damos Patrick G. Halter
The Committee’s primary purpose is to exercise certain powers of the Board when the Board is not in session. When the Board is not in session, the Committee may exercise all powers of the Board in the management of the Fund Complex’s business except the power to 1) issue stock, except as permitted by law; 2) recommend to the shareholders any action that requires shareholder approval; 3) amend the bylaws; or 4) approve any merger or share exchange that does not require shareholder approval.
		None
Nominating and Governance Committee Elizabeth A. Nickels, Chair Craig Damos Fritz S. Hirsch Victor L. Hymes
The Committee’s primary purpose is to oversee the structure and efficiency of the Board and the committees. The Committee is responsible for evaluating Board membership and functions, committee membership and functions, insurance coverage, and legal matters. The Committee’s nominating functions include selecting and nominating Independent Board Member candidates for election to the Board. Generally, the Committee requests nominee suggestions from Board Members and management. In addition, the Committee considers candidates recommended by shareholders of the Fund Complex. Recommendations should be submitted in writing to the Principal Funds Complex Secretary, in care of the Principal Funds Complex, 711 High Street, Des Moines, IA 50392. Such recommendations must include all information specified in the Committee’s charter and must conform with the procedures set forth in Appendix A thereto, which can be found at https://secure02.principal.com/publicvsupply/GetFile?fm=MM13013&ty=VOP&EXT=.VOP. Examples of such information include the nominee’s biographical information; relevant educational and professional background of the nominee; the number of shares of each Fund owned of record and beneficially by the nominee and by the recommending shareholder; any other information regarding the nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of board members; whether the nominee is an “interested person” of the Funds as defined in the 1940 Act; and the written consent of the nominee to be named as a nominee and serve as a board member if elected.
When evaluating a potential nominee for Independent Board Member, the Committee may consider, among other factors: educational background; relevant business and industry experience; whether the person is an “interested person” of the Funds as defined in the 1940 Act; and whether the person is willing to serve, and willing and able to commit the time necessary to attend meetings and perform the duties of an Independent Board Member. In addition, the Committee may consider whether a candidate’s background, experience, skills and views would complement the background, experience, skills and views of other Board Members and would contribute to the diversity of the Board. The final decision is based on a combination of factors, including the strengths and the experience an individual may bring to the Board. The Board does not regularly use the services of professional search firms to identify or evaluate potential candidates or nominees.
		5
Operations Committee Padelford L. Lattimer, Chair Craig Damos Katharin S. Dyer Karen McMillan	The Committee’s primary purpose is to review and oversee the provision of administrative and distribution services to the Fund Complex, communications with the Fund Complex’s shareholders, and the Fund Complex’s operations.	6
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The nominating functions of the Nominating and Governance Committee include selecting and nominating all candidates who are not "interested persons" of the Fund for election to the Board. Generally, the Committee requests Trustee nominee suggestions from the Committee members and management. In addition, the Committee will consider Trustee candidates recommended by Shareholders. Recommendations should be submitted in writing to Principal Diversified Select Real Asset Fund at 711 High Street, Des Moines, Iowa 50392. When evaluating a person as a potential nominee to serve as an Independent Trustee, the Committee will generally consider, among other factors: age; education; relevant business experience; geographical factors; whether the person is "independent" and otherwise qualified under applicable laws and regulations to serve as a trustee; and whether the person is willing to serve, and willing and able to commit the time necessary for attendance at meetings and the performance of the duties of an independent trustee. The Committee also meets personally with the nominees and conducts a reference check. The final decision is based on a combination of factors, including the strengths and the experience an individual may bring to the Board. The Committee believes the Board generally benefits from diversity of background, experience, and views among its members, and considers these factors in evaluating the composition of the Board. The Board does not use regularly the services of any professional search firms to identify or evaluate or assist in identifying or evaluating potential candidates or nominees.
Additional Information Regarding Board Members and Officers
The following tables presents additional information regarding the Board Members and Fund Complex officers, including their principal occupations, which, unless specific dates are shown, are of more than five years duration. For each Board Member, the tables also include information concerning other directorships held in reporting companies under the Securities Exchange Act of 1934 or registered investment companies under the 1940 Act.

INDEPENDENT BOARD MEMBERS
Name, Address, and Year of Birth	Board Positions Held with Fund Complex	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Directorships Held During Past 5 Years
Leroy T. Barnes, Jr. 711 High Street Des Moines, IA 50392 1951	Director, PFI and PVC (since 2012) Trustee, PETF (since 2014) Trustee, PDSRA (since 2019)	Retired	131	McClatchy Newspapers, Inc. 2000 – 2020); Frontier Communications, Inc. (2005 – 2019)
Craig Damos 711 High Street Des Moines, IA 50392 1954	Lead Independent Board Member (since 2020) Director, PFI and PVC (since 2008) Trustee, PETF (since 2014) Trustee, PDSRA (since 2019)	President, C.P. Damos Consulting, LLC (consulting services)	131	None
Katharin S. Dyer 711 High Street Des Moines, IA 50392 1957	Director, PFI and PVC (since 2023) Trustee, PDSRA and PETF (since 2023)	Founder and Chief Executive Officer, PivotWise (consulting services); Global Partner, IBM (technology company) from 2016-2018	131	Liquidity Services, Inc. (2020 – present)
Frances P. Grieb 711 High Street Des Moines, IA 50392 1960	Director, PFI and PVC (since 2023) Trustee, PDSRA and PETF (since 2023)	Retired	131	First Interstate BancSystem, Inc. (2022 – present); Great Western Bancorp, Inc. and Great Western Bank (2014 – 2022)
Fritz S. Hirsch 711 High Street Des Moines, IA 50392 1951	Director, PFI and PVC (since 2005) Trustee, PETF (since 2014) Trustee, PDSRA (since 2019)	Interim CEO, MAM USA (manufacturer of infant and juvenile products) from February 2020 to October 2020	131	MAM USA (2011 – present)
Victor Hymes 711 High Street Des Moines, IA 50392 1957	Director, PFI and PVC (since 2020) Trustee, PDSRA and PETF (since 2020)	Founder, CEO, CIO, Legato Capital Management, LLC (investment management company)	131	None
Padelford L. Lattimer 711 High Street Des Moines, IA 50392 1961	Director, PFI and PVC (since 2020) Trustee, PDSRA and PETF (since 2020)	Managing Partner, TBA Management Consulting LLC (management consulting and staffing company)	131	None
Karen McMillan 711 High Street Des Moines, IA 50392 1961	Director, PFI and PVC (since 2014) Trustee, PETF (since 2014) Trustee, PDSRA (since 2019)	Founder/Owner, Tyche Consulting LLC (consulting services); Managing Director, Patomak Global Partners, LLC (financial services consulting) from 2014 – 2021	131	None
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INDEPENDENT BOARD MEMBERS
Name, Address, and Year of Birth	Board Positions Held with Fund Complex	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Directorships Held During Past 5 Years
Elizabeth A. Nickels 711 High Street Des Moines, IA 50392 1962	Director, PFI and PVC (since 2015) Trustee, PETF (since 2015) Trustee, PDSRA (since 2019)	Retired	131	SpartanNash (2000 – 2022)
Mary M. VanDeWeghe 711 High Street Des Moines, IA 50392 1959	Director, PFI and PVC (since 2018) Trustee, PETF (since 2018) Trustee, PDSRA (since 2019)	CEO and President, Forte Consulting, Inc. (financial and management consulting)	131	Helmerich & Payne (2019 – present); Denbury Resources Inc. (2019 – 2020)

INTERESTED BOARD MEMBERS
Name, Address, and Year of Birth	Positions Held with Fund Complex	Positions with PGI and its affiliates; Principal Occupation(s) During Past 5 Years** (unless noted otherwise)	Number of Portfolios Overseen in Fund Complex	Other Directorships Held During Past 5 Years
Kamal Bhatia 711 High Street Des Moines, IA 50392 1972	Director and Chair, PFI and PVC (since 2023) Trustee and Chair, PDSRA and PETF (since 2023) Chief Executive Officer and President (since 2019)
PGI
Director (since 2019)
President-Principal Funds (since 2019)
PFD
Director (since 2019)
PFGI, PFSI, and PLIC
Senior Executive Managing Director - Global
  Head of Investments – PAM (since 2023)
Senior Executive Director and Chief
  Operating Officer - PAM (2022-2023)
Senior Executive Director and Chief
Operating Officer - PGI (2020-2022)
President-Principal Funds (2019-2020)
Post
Director (since 2020)
Principal-REI
Senior Executive Director and Chief
  Operating Officer - PGI (since 2022)
Director (since 2020)
PSS
Executive Vice President (since 2019)
Director and Chair (2019-2022)
Spectrum
Director (since 2021)
Origin
Additional Director (since 2022)
Oppenheimer Funds
Senior Vice President (2011-2019)
			131	None
Patrick G. Halter 711 High Street Des Moines, IA 50392 1959	Director, PFI and PVC (since 2017) Trustee, PETF (since 2017) Trustee, PDSRA (since 2019)	PGI Chair (since 2018) Chief Executive Officer and President (since 2018) Director (since 2003) PFGI, PFSI, and PLIC Chief Executive Officer and President- PAM (since 2022) President - PGAM (2020-2022) Post Director (since 2017) Chair (2017-2020) Principal-REI President - PGAM (since 2022) Director and Chair (since 2004) Chief Executive Officer and President (2018-2021) Origin Director (2018-2019)	131	None
Kenneth A. McCullum 711 High Street Des Moines, IA 50392 1964	Director, PFI and PVC (since 2023) Trustee, PDSRA and PETF (since 2023)	PGI Director (since 2020) PFGI, PFSI, and PLIC Executive Vice President and Chief Risk Officer (since 2023) Senior Vice President and Chief Risk Officer (2020-2023) Vice President and Chief Actuary (2015-2020) PSI Director (since 2020) PSS Director (since 2020)	131	None
10

FUND COMPLEX OFFICERS
Name, Address, and Year of Birth	Position(s) Held with Fund Complex	Positions with PGI and its Affiliates; Principal Occupations During Past 5 Years**
Randy D. Bolin 711 High Street Des Moines, IA 50392 1961	Assistant Tax Counsel (since 2020)	Vice President/Associate General Counsel, PGI (since 2016) Vice President/Associate General Counsel, PFSI (since 2013) Vice President/Associate General Counsel, PLIC (since 2013)
George Djurasovic 711 High Street Des Moines, IA 50392 1971	General Counsel (since 2023)	Vice President/General Counsel PAM, PGI (since 2022)
Vice President/General Counsel PAM, PFGI (since 2022)
Vice President/General Counsel PAM, PFSI (since 2022)
Vice President/General Counsel PAM, PLIC (since 2022)
Global Chief Compliance Officer, Artisan Partners Limited Partnership (2013-2022)
Beth Graff 711 High Street Des Moines, IA 50392 1968	Vice President and Assistant Controller (since 2021)	Director – Fund Accounting, PLIC (since 2016)
Gina L. Graham 711 High Street Des Moines, IA 50392 1965	Treasurer (since 2016)
Vice President and Treasurer, PGI (since 2016)
Vice President and Treasurer, Business Owner Ecosystem, Inc.
 (formerly, RobustWealth, Inc.) (since 2018)
Vice President and Treasurer, PFD (since 2016)
Vice President and Treasurer, PFGI (since 2016)
Vice President and Treasurer, PFSI (since 2016)
Vice President and Treasurer, PLIC (since 2016)
Vice President and Treasurer, Principal - REI (since 2017)
Vice President and Treasurer, PSI (since 2016)
Vice President and Treasurer, PSS (since 2016)

Megan Hoffmann 711 High Street Des Moines, IA 50392 1979	Vice President and Controller (since 2021)	Director – Accounting, PLIC (since 2020) Assistant Director – Accounting, PLIC (2017-2020)
Laura B. Latham 711 High Street Des Moines, IA 50392 1986	Counsel and Assistant Secretary (since 2023) Assistant Counsel and Assistant Secretary (2018-2023)	Counsel, PGI (since 2018) Counsel, PLIC (since 2018)
Diane K. Nelson 711 High Street Des Moines, IA 50392 1965	AML Officer (since 2016)	Chief Compliance Officer/AML Officer, PSS (since 2015)
Tara Parks 711 High Street Des Moines, IA 50392 1983	Vice President and Assistant Controller (since 2021)	Director – Accounting, PLIC (since 2019) Tax Manager – ALPS Fund Services (2011-2019)
Deanna Y. Pellack 711 High Street Des Moines, IA 50392 1987	Counsel and Assistant Secretary (since 2023) Assistant Counsel and Assistant Secretary (2022-2023)	Counsel, PGI (since 2023) Counsel, PLIC (since 2022) Vice President, The Northern Trust Company (2019-2022) Second Vice President, The Northern Trust Company (2014-2019)
Sara L. Reece 711 High Street Des Moines, IA 50392 1975	Vice President and Chief Operating Officer (since 2021) Vice President and Controller (2016-2021)	Managing Director – Global Fund Ops, PLIC (since 2021) Managing Director – Financial Analysis/ Planning, PLIC (2021) Director – Accounting, PLIC (2015-2021)
Teri R. Root 711 High Street Des Moines, IA 50392 1979	Chief Compliance Officer (since 2018) Interim Chief Compliance Officer (2018)	Chief Compliance Officer - Funds, PGI (since 2018) Vice President, PSS (since 2015)
Michael Scholten 711 High Street Des Moines, IA 50392 1979	Chief Financial Officer (since 2021)
Chief Operations Officer, PFD (since 2022)
Chief Financial Officer, PFD (2016-2022)
Assistant Vice President and Actuary, PLIC (since 2021)
Chief Financial Officer – Funds/Platforms, PLIC (since 2015)
Chief Financial Officer, PSS (since 2015)

Adam U. Shaikh 711 High Street Des Moines, IA 50392 1972	Assistant General Counsel (since 2023) Assistant Secretary (since 2022) Assistant Counsel (2006-2023)	Assistant General Counsel, PGI (since 2018) Counsel, PLIC (since 2006)
John L. Sullivan 711 High Street Des Moines, IA 50392 1970	Counsel and Assistant Secretary (since 2023) Assistant Counsel and Assistant Secretary (2019-2023)	Counsel, PGI (since 2020) Counsel, PLIC (since 2019) Prior thereto, Attorney in Private Practice
Dan L. Westholm 711 High Street Des Moines, IA 50392 1966	Assistant Treasurer (since 2006)
Assistant Vice President-Treasury, PGI (since 2013)
Assistant Vice President-Treasury, PFD (since 2013)
Assistant Vice President-Treasury, PLIC (since 2014)
Assistant Vice President-Treasury, PSI (since 2013)
Assistant Vice President-Treasury, PSS (since 2013)

Beth C. Wilson 711 High Street Des Moines, IA 50392 1956	Vice President and Secretary (since 2007)	Director and Secretary-Funds, PLIC (since 2007)
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FUND COMPLEX OFFICERS
Name, Address, and Year of Birth	Position(s) Held with Fund Complex	Positions with PGI and its Affiliates; Principal Occupations During Past 5 Years**
Jared A. Yepsen 711 High Street Des Moines, IA 50392 1981	Assistant Tax Counsel (since 2017)	Counsel, PGI (2017-2019) Counsel, PLIC (since 2015)

**Abbreviations used:

Origin Asset Management LLP (Origin)	Principal Global Investors, LLC (PGI)
Post Advisory Group, LLC (Post)	Principal Life Insurance Company (PLIC)
Principal Asset Management (PAM)	Principal Real Estate Investors, LLC (Principal - REI)
Principal Financial Group, Inc. (PFGI)	Principal Securities, Inc. (PSI)
Principal Financial Services, Inc. (PFSI)	Principal Shareholder Services, Inc. (PSS)
Principal Funds Distributor, Inc. (PFD)	Spectrum Asset Management, Inc. (Spectrum)
Principal Global Asset Management (PGAM)
Board Member Ownership of Securities
The following tables set forth the dollar range of the equity securities of the Funds included in this SAI, and the aggregate dollar range of equity securities in the Fund Complex, which were beneficially owned by the Board Members as of December 31, 2022. As of that date, Board Members did not own shares of Funds included in this SAI that are not listed.
For the purpose of these tables, beneficial ownership means a direct or indirect pecuniary interest. Only Interested Board Members are eligible to participate in an employee benefit program which invests in the Fund Complex. Board Members who beneficially owned shares of series of PVC did so through variable life insurance and variable annuity contracts. Please note that exact dollar amounts of securities held are not listed. Rather, ownership is listed based on the following dollar ranges:
A     $0
B     $1 up to and including $10,000
C     $10,001 up to and including $50,000
D     $50,001 up to and including $100,000
E    $100,001 or more

INDEPENDENT BOARD MEMBERS
Board Member	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies in the Fund Complex
Leroy T. Barnes, Jr.	A	E
Craig Damos	A	E
Katharin S. Dyer(1)	A	A
Frances P. Grieb(1)	A	A
Fritz S. Hirsch	A	E
Victor L. Hymes	A	E
Padelford L. Lattimer	A	A
Karen McMillan	A	E
Elizabeth A. Nickels	A	E
Mary M. VanDeWeghe	A	E
(1) Appointment effective January 26, 2023.

INTERESTED BOARD MEMBERS
Board Member	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies in the Fund Complex
Kamal Bhatia(1)	A	E
Patrick G. Halter	A	E
Kenneth A. McCullum(1)	A	E
(1) Appointment Effective April 26, 2023

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Board Member and Officer Compensation
The Fund Complex does not pay any remuneration to its officers or to any Board Members listed above as Interested Board Members. The Board annually considers a proposal to reimburse PGI for certain expenses, including a portion of the Chief Compliance Officer's compensation. If the proposal is adopted, these amounts are allocated across all Funds based on relative net assets of each portfolio.
Each Independent Board Member received compensation for service as a member of the Boards of all investment companies in the Fund Complex based on a schedule that takes into account an annual retainer amount, the number of meetings attended, and expenses incurred. Board Member compensation and related expenses are allocated to each of the Funds based on the net assets of each relative to combined net assets of the Fund Complex.
The following table provides information regarding the compensation received by the Independent Board Members from the Fund and from the Fund Complex during the fiscal year ended March 31, 2023. On that date, there were 4 investment companies in the Fund Complex. The Fund does not provide retirement benefits or pensions to any of the Board Members.

Independent Board Members
Board Member	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Board Members
Leroy T. Barnes, Jr.	$271	$317,000
Craig Damos	$330	$386,470
Katharin S. Dyer(1)	$117	$141,500
Frances P. Grieb(1)	$118	$142,000
Fritz S. Hirsch	$285	$334,000
Victor L. Hymes	$294	$344,500
Padelford L. Lattimer	$285	$334,000
Karen McMillan	$291	$341,500
Elizabeth A. Nickels	$296	$347,000
Mary M. VanDeWeghe	$281	$329,500
(1) Ms. Dyer and Ms. Grieb were both elected to the Board effective January 26, 2023.
Code of Ethics
The Fund, PGI, each of the Sub-Advisors, and Principal Funds Distributor, Inc. have adopted Codes of Ethics ("Codes") under Rule 17j-1 of the 1940 Act. Under the Codes, personnel are only permitted to engage in personal securities transactions in accordance with certain conditions relating to such person’s position, the identity of the security, the timing of the transaction, and similar factors. Transactions in securities that may be held by the Fund are permitted, subject to compliance with applicable provisions of the Codes. Personal securities transactions must be reported quarterly and broker confirmations of such transactions must be provided for review. The Codes are available on the EDGAR Database on the SEC’s website at www.SEC.gov. In addition, copies of the Codes may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov.
Proxy Voting Policies
The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to PGI or the Sub-Advisors, as appropriate. PGI and each Sub-Advisor will vote such proxies in accordance with its proxy policies and procedures, which have been reviewed by the Board, and which are found in Appendix B. Any material changes to the proxy policies and procedures will be submitted to the Board for approval.
Information on how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30, 2023 will be available without charge by calling 1-800-787-1621 or by accessing the Fund’s most recently filed Form N-PX on the SEC's website at www.SEC.gov.
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
A principal shareholder is any person that owns of record or beneficially 5% or more of any class of a company's outstanding voting securities. A control person is a shareholder that owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by Shareholders of the Fund. The actions of an entity or person that controls the Fund could have an effect on other Shareholders. For instance, a control person may have effective voting control over the Fund, or large requests for repurchase by a control person or principal Shareholder could cause a repurchase offer to be
13

oversubscribed, causing Shareholders to be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer.
The following list identifies shareholders who own more than 25% of the voting securities of the Fund as of June 30, 2023.

Percent of Ownership	Shareholder Name and Address	Jurisdiction Under Which Control Person is Organized (when control person is a company)	Parent of Control Person (when control Person is a company)
64.22%	PRINCIPAL LIFE INSURANCE COMPANY	IOWA	PRINCIPAL FINANCIAL SERVICES, INC.(1)
711 HIGH ST
DES MOINES IA 50392

28.77%	PRINCIPAL FINANCIAL SERVICES, INC.	IOWA	PRINCIPAL FINANCIAL GROUP, INC.(1)
711 HIGH ST
DES MOINES IA 50392

(1) Principal Financial Group, Inc. is the parent of control for Principal Financial Services, Inc.; Principal Financial Services, Inc. is the parent of control for Principal Life Insurance Company and Principal Global Investors, LLC; Principal Life Insurance Company is the parent of control for Principal Holding Company, LLC.
Principal Holders of Securities
The following list identifies the shareholders of record who own 5% or more of any class of the Fund's outstanding shares as of June 30, 2023.

Fund/Class	Percent of Ownership	Name and Address of Owner
Class A	57.57%	LPL FINANCIAL
		4707 EXECUTIVE DR
		SAN DIEGO, CA 92121-3091

Class A	35.95%	PRINCIPAL FINANCIAL SERVICES INC
		711 HIGH ST
		DES MOINES, IA 50392

Class A	6.48%	JESSICA S BUSH AND WARREN SCOTT BUSH TEN COM
		2800 BERKSHIRE DR
		NORWALK, IA 50211-9671

Institutional Class	90.23%	LPL FINANCIAL
		4707 EXECUTIVE DR
		SAN DIEGO, CA 92121-3091

Class Y	64.22%	PRINCIPAL LIFE INSURANCE COMPANY
		711 HIGH ST
		DES MOINES, IA 50392

Class Y	28.39%	PRINCIPAL FINANCIAL SERVICES INC
		711 HIGH ST
		DES MOINES, IA 50392
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INVESTMENT ADVISORY AND OTHER SERVICES
Investment Advisors
PGI (doing business as Principal Asset Management), an indirect subsidiary of Principal Financial Group, Inc. ("Principal®"), serves as the manager and advisor for the Fund. Through the Management Agreement with the Fund, PGI provides investment advisory services and certain accounting and administrative services for the Fund.
PGI has executed agreements with various Sub-Advisors. Under those sub-advisory agreements, the Sub-Advisor agrees to assume the obligations of PGI to provide investment advisory services to the portion of the assets of the Fund allocated to it by PGI. For these services, PGI pays each Sub-Advisor a fee.
•ClearBridge Investments (North America) Pty Limited (“ClearBridge”), Level 13, 35 Clarence Street, Sydney, Australia 2000, is a registered investment adviser founded in 2009 and specializes solely in global infrastructure. ClearBridge is an indirect wholly-owned subsidiary of Franklin Resources, Inc.
•Principal Real Estate Investors, LLC (doing business as Principal Real Estate) (“Principal - REI”), 711 High Street, Des Moines, IA 50392, was founded in 2000 and manages commercial real estate across the spectrum of public and private equity and debt investments, primarily for institutional investors. Principal-REI is an indirect subsidiary of Principal Financial Group.
Affiliated Persons of the Fund Who Are Affiliated Persons of PGI
For more information about affiliated persons of the Fund who are also affiliated persons of PGI or affiliated advisors, see the Interested Trustee and Officer tables "MANAGEMENT OF THE FUND."
Investment Advisory Agreement
The Investment Advisory Agreement between the Fund and PGI (the “Advisory Agreement”) provides that PGI will provide overall investment supervision of the assets of the Fund. PGI furnishes and pays for all office space and facilities, equipment and clerical personnel necessary for carrying out the adviser’s duties under the Advisory Agreement. PGI (or an affiliate) also pays all compensation of Trustees, officers and employees of the Fund who are affiliated persons of PGI.
The Advisory Agreement became effective June 25, 2019, and will continue in effect for an initial two-year term.  Thereafter, the Advisory Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by the Board of Trustees. The vote for approval must include the approval of a majority of the Independent Trustees. The advisory agreement terminates automatically upon assignment. The advisory agreement is terminable at any time without penalty by the Board of Trustees or by the vote of a majority of the outstanding shares of the Fund. PGI may terminate the agreement on 60 days written notice to the Fund.
For providing the investment advisory services, and specified other services, PGI, under the terms of the Investment Advisory Agreement for the Fund, is entitled to receive a fee computed and accrued daily and payable monthly at an annual rate (shown below) of the average daily value of the Fund's net assets.

Management Fee
Net Asset Value of the Fund
First $1.5 billion	Over $1.5 billion
1.70%	1.65%
Fund Operating Expenses
All costs and expenses not expressly assumed by PGI under the Advisory Agreement are paid by the Fund, including, but not limited to: (a) interest and taxes; (b) brokerage commissions; (c) insurance premiums; (d) compensation and expenses of the Fund’s Trustees other than those affiliated with PGI; (e) legal and audit expenses; (f) fees and expenses of the Fund’s custodian and transfer agent; (g) expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties; (h) expenses incident to the issuance of the Fund’s shares, including issuance of shares on the payment of, or reinvestment of, dividends; (i) fees and expenses incident to the registration under Federal or state securities laws of the Fund or its shares; (j) expenses of preparing, printing and mailing reports and notices and proxy material to Shareholders; (k) all other expenses incidental to holding meetings of the Shareholders; (l) dues or assessments of or contributions to the Investment Company Institute or its successor, or other industry organizations; (m) such non-recurring expenses as may arise, including litigation affecting the Fund and the legal obligations that the Fund may have to indemnify its officers and Trustees with respect thereto; and (n) all expenses, if any, that the Fund agrees to bear in any distribution agreement or in any plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act.
15

Contractual Limits on Total Annual Fund Operating Expenses
PGI has contractually agreed to limit the Fund's expenses (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) on certain share classes of the Fund as shown below. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by PGI are subject to reimbursement by the Fund through the fiscal year end, provided no reimbursement will be made if it would result in the Fund exceeding the total operating expense limits.

Limit
Class A	Institutional Class	Class Y	Expiration
1.39%	1.09%	0.89%	July 31, 2024

Contractual Management Fee Waivers
PGI has contractually agreed to limit the Funds' management fees. The expense limit will reduce the Fund's Management Fees by 0.820% (expressed as a percent of average net assets on an annualized basis) through July 31, 2024. PGI waived $871,000, $598,000 and $746,000 in management fees during the fiscal year ended March 31, 2023, 2022 and 2021, respectively.
Management Fees Paid
Fees paid by the Fund to PGI for investment management services (net of management fee waivers) during the periods indicated were as follows:

Management Fees for Periods Ended March 31
Fund	2023	2022	2021
Principal Diversified Select Real Asset Fund	$1,962,000	$2,389,000	$1,647,000
Sub-Advisory Agreements
PGI (and not the Fund) pays the Sub-Advisors' fees determined pursuant to a sub-advisory agreement with each Sub-Advisor. For each Sub-Advisor except Principal-REI, "Assets under Management" refers to average daily assets managed by such Sub-Advisor; for Principal-REI "Assets under Management" refers to prior month end assets managed by Principal-REI.

ClearBridge - Sub-Advisory Fee
Assets Under Management*
First $250 million	Next $250 million	Next $250 million	Next $250 million	Over $1 billion
0.380%	0.285%	0.250%	0.225%	0.210%
*To calculate, the assets of DSRA managed by ClearBridge are aggregated with the assets of the Diversified Real Asset mutual fund and collective investment trust managed by ClearBridge.

Principal-REI Sub-Advisory Fee (CMBS Portfolio)
Assets Under Management*
First $200 million	Over $200 million
0.30%	0.25%
*To calculate, the assets of DSRA managed by Principal-REI are aggregated with the assets of the Principal Funds, Inc. Global Diversified Income Fund managed by Principal-REI.

Principal-REI Sub-Advisory Fee
Assets Under Management*
First $1.5 billion	Over $1.5 billion
0.47%	0.44%
*To calculate, the assets of DSRA managed by Principal-REI are aggregated with the assets of the Diversified Real Asset mutual fund and collective investment trust managed by Principal-REI.

16

Sub-Advisory Fees Paid
Fees paid by PGI (and not directly by the Fund) to Sub-Advisors for investment management services during the periods indicated were as follows:

Sub-Advisory Fees for Periods Ended March 31 (in thousands)
Sub-Advisor	2023	2022	2021
Clearbridge	$49	$83	$96
Principal-REI	90	125	112
Underwriting and Distribution Services
Principal Funds Distributor, Inc. (the "Distributor") (711 High Street, Des Moines, IA 50392), an affiliate of PGI, is the principal underwriter and distributor of the Fund's Shares. Underwriting fees paid to the Distributor were as follows.

Underwriting Fees for Periods Ended March 31
Fund	2023	2022	2021
Principal Diversified Select Real Asset Fund	$3,118.65	$—	$—
For more information about affiliated persons of the Fund who are also affiliated persons of the Distributor, see the Interested Trustee and Officer tables "MANAGEMENT OF THE FUND."
Distribution Fees and/or Service (12b-1) Fees
The Fund has adopted a “Distribution and Shareholder Services Plan” with respect to its Class A Shares under which the Fund may compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s sub-transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund, the Manager or the Sub-Adviser may reasonably request.  Under the Distribution and Shareholder Services Plan, the Fund’s Class A Shares may incur expenses on an annual basis of up to .25% of its average monthly net assets.
The Distribution and Shareholder Services Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees.
Payments under the distribution and/or servicing plan may be made for activities such as advertising, printing, and mailing the Prospectus to persons who are not current shareholders, compensation to underwriters, compensation to broker-dealers, compensation to sales personnel, and interest, carrying, or other financing charges. For the fiscal year ended March 31, 2023, the Fund paid the Distributor $1,425. Of this $1,425, $1,004 was retained by PFD, and $421 was paid to financial intermediaries.
The Fund may pay fees to intermediaries such as banks, broker-dealers, financial advisers or other financial institutions for sub-administration, sub-transfer agency and other services, including, but not limited to, recordkeeping, shareholder or participant reporting or shareholder or participant recordkeeping (“recordkeeping and processing-related services”) associated with shareholders whose shares are held of record in omnibus, other group accounts (for example, 401(k) plans) or accounts traded through registered securities clearing agents. These fees are paid directly or indirectly by the Fund in light of the fact that other costs may be avoided by the Fund where the intermediary, not the Fund’s service providers, provides shareholder services to Fund shareholders. The intermediary may impose other account or service charges directly on account holders or participants. In addition, depending on the arrangements, the Advisor and/or Distributor or their affiliates may, out of their own resources, compensate such financial intermediaries or their agents directly or indirectly for such recordkeeping and processing-related services. The services provided and related payments vary from firm to firm.
The Advisor and its affiliates may, out of their own resources, make additional payments to financial intermediaries who sell shares of the Fund. Such payments and compensation are in addition to any fees paid or reimbursed by the Fund. These payments may include: (i) additional compensation with respect to the sale and/or servicing of Shares, (ii) payments based upon various factors described below and (iii) financial assistance programs to firms who sell or arrange for the sale of Fund shares including, but not limited to, remuneration for: the firm’s internal sales contests and incentive programs, marketing and sales fees, expenses related to advertising or promotional
17

activity and events and shareholder record keeping or miscellaneous administrative services. From its own profits and resources, the Advisor may, from time to time, make payments to qualified wholesalers, registered financial institutions and third-party marketers for marketing support services and/or retention of assets. In addition to marketing and/or financial support payments described above, payment for travel, lodging and related expenses may be provided for attendance at Fund seminars and conferences, e.g., due diligence meetings held for training and educational purposes. The Advisor intends that the payment of these concessions and any other compensation offered will conform with state and federal laws and the rules of any self-regulatory organization, such as the Financial Industry Regulatory Authority (“FINRA”). The participation of such firms in financial assistance programs is at the discretion of the firm and the Advisor. The payments described in (iii) above may be based on sales or the amount of assets a financial intermediary’s clients have invested in the Fund. The actual payment rates to a financial intermediary will depend upon how the particular arrangement is structured (e.g., solely asset-based fees, solely sales-based fees or a combination of both) and other factors such as the length of time assets have remained invested in the Fund, redemption rates and the willingness of the financial intermediary to provide access to its representatives for educational and marketing purposes. The payments to financial intermediaries described in this section and elsewhere in this SAI, which may be significant to the financial intermediaries, may create an incentive for a financial intermediary or its representatives to recommend or sell shares of a particular Fund or shares class over other mutual funds or share classes. Additionally, these payments may result in the Fund’s inclusion on a sales list, including a preferred or select sales list, or in other sales programs. Investors should contact their financial representative for details about the payment the financial intermediaries may receive.
Additional Payments to Intermediaries
As of July 1, 2023, the Distributor anticipates that the firms that will receive additional payments as described in the prospectus (other than sales charges, Rule 12b-1 fees and Expense Reimbursement) include, but are not necessarily limited to, the following:
Fidelity Brokerage Services LLC
Fidelity Investments Institutional Operations Company LLC
LPL Financial LLC
National Financial Services LLC
The preceding list is subject to change at any time without notice. Any additions, modifications, or deletions to the financial intermediaries identified in this list that have occurred since the date noted above are not reflected. To obtain a current list, call 1-800-222-5852.
Custodian
The custodian for the Fund is Bank of New York Mellon. The custodian is responsible for safeguarding the Fund’s assets.
Transfer Agent and Dividend Paying Agent
Principal Shareholder Services, Inc. ("PSS") (711 High Street, Des Moines, IA 50392), an affiliate of PGI, provides transfer agency and dividend payment services necessary to the Fund.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as the Fund’s independent registered public accounting firm, providing professional services including audits of the Fund’s annual financial statements, assistance and consultation in connection with Securities and Exchange Commission filings, and preparation, review, and signing of the annual income tax returns filed on behalf of the Fund.
18

PORTFOLIO MANAGERS
This section contains information about portfolio managers and the other accounts they manage, their compensation, and their ownership of securities. The "Ownership of Securities" tables reflect the portfolio managers' beneficial ownership, which means a direct or indirect pecuniary interest.
Information in this section is as of March 31, 2023, unless otherwise noted.

	Other Accounts Managed
Principal Diversified Select Real Asset Fund	Total Number of Accounts	Total Assets in the Accounts	Number of Accounts that Base the Advisory Fee on Performance	Total Assets of the Accounts that Base the Advisory Fee on Performance
Jessica S. Bush
Registered investment companies	3	$7.2 billion	0	$0
Other pooled investment vehicles	1	$1.6 billion	0	$0
Other accounts	3	$10.7 million	0	$0
Benjamin E. Rotenberg
Registered investment companies	3	$7.2 billion	0	$0
Other pooled investment vehicles	1	$1.6 billion	0	$0
Other accounts	3	$10.7 million	0	$0
May Tong
Registered investment companies	3	$7.2 billion	0	$0
Other pooled investment vehicles	1	$1.6 billion	0	$0
Other accounts	0	$0	0	$0
Compensation
PGI offers investment professionals a competitive compensation structure that is evaluated annually relative to other global asset management firms to ensure its continued competitiveness and alignment with industry best practices. The objective of the structure is to offer market competitive compensation that aligns individual and team contributions with firm and client performance objectives in a manner that is consistent with industry standards and business results.
Compensation for investment professionals at all levels is comprised of base salary and variable incentive components. As team members advance in their careers, the variable component increases in its proportion commensurate with responsibility levels. The variable component is designed to reinforce delivery of investment performance, firm performance, team collaboration, regulatory compliance, operational excellence, client retention and client satisfaction. Investment performance is measured on a pretax basis against relative client benchmarks and peer groups over one year, three-year and five-year periods, calculated quarterly, reinforcing a longer term orientation.
Payments under the variable incentive plan are delivered in the form of cash or a combination of cash and deferred compensation. The amount of incentive delivered in the form of deferred compensation depends on the size of an individual’s incentive award as it relates to a tiered deferral scale. Deferred compensation is required to be invested into Principal Financial Group (“PFG”) restricted stock units and funds managed by the team, via a co-investment program. Both payment vehicles are subject to a three year vesting schedule. The overall measurement framework and the deferred component are well aligned with our desired focus on clients’ objectives (e.g. co-investment), alignment with Principal stakeholders, and talent retention.
In addition to deferred compensation obtained through their compensation programming, team members have investments acquired through their participation in the PFG’s employee stock purchase plan, retirement plans offered by the Principal (e.g. 401(k) plan) and direct personal investments. It should be noted that the Company’s retirement plans and deferred compensation plans generally utilize its non-registered group separate accounts or commingled vehicles rather than the traditional mutual funds. However, in each instance these vehicles are managed in lockstep alignment with the mutual funds (i.e. “clones”).
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Ownership of Securities

Portfolio Manager	Dollar Range of Securities Owned by the Portfolio Manager
Jessica S. Bush	$50,001 - $100,000
Benjamin E. Rotenberg	None
May Tong	None
Conflicts of Interest
Portfolio managers at PGI and the Sub-Advisors typically manage multiple accounts. These accounts may include, among others, mutual funds, proprietary accounts, and separate accounts (assets managed on behalf of pension funds, foundations, and other investment accounts). The management of multiple funds and accounts may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees. In addition, the side-by-side management of these funds and accounts may raise potential conflicts of interest relating to cross trading, the allocation of investment opportunities, and the aggregation and allocation of trades. PGI seeks to provide best execution of all securities transactions and aggregate and then allocate securities to client accounts in a fair and timely manner. To this end, PGI has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.
Sub-Advisor and Underlying Fund Manager Conflicts
Conflicts of interest may arise from the fact that the sub-advisors, managers of underlying funds, and their affiliates generally will be carrying on substantial investment activities for other accounts, in which the Fund will have no interest. Such advisors may have financial incentives to favor certain of such accounts over the Fund. Any of these accounts may compete with the Fund for specific trades or may hold positions opposite to positions maintained on behalf of the Fund. Such advisors, either acting as a sub-advisor or on behalf of an underlying fund, may give advice and recommend securities to, or buy or sell securities for, the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, such advisor's accounts even though their investment objectives may be the same as, or similar to, those of the Fund. For additional information, see “Risk Factors – Conflicts of Interest” in the Prospectus.
Each such advisor will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and/or other accounts under management at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other managed accounts, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other managed accounts. Accordingly, prospective investors in the Fund should note that the future performance of the Fund and its advisors' other accounts will vary.
Additionally, such advisors may have an incentive to favor certain of their accounts over the Fund as they may have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund’s trading.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Brokerage on Purchases and Sales of Securities
All orders for the purchase or sale of portfolio securities are placed on behalf of the Fund by PGI, or by the Fund's Sub-Advisor pursuant to the terms of the applicable sub-advisory agreement. In distributing brokerage business arising out of the placement of orders for the purchase and sale of securities for any Fund, the objective of PGI and of each Fund's Sub-Advisor is to obtain the best overall terms. In pursuing this objective, PGI or the Sub-Advisor considers all matters it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and executing capability of the broker or dealer, confidentiality, including trade anonymity, and the reasonableness of the commission, if any (for the specific transaction and on a continuing basis). This may mean in some instances that PGI or a Sub-Advisor will pay a broker commissions that are in excess of the amount of commissions another broker might have charged for executing the same transaction when PGI or the Sub-Advisor believes that such commissions are reasonable in light of a) the size and difficulty of the transaction, b) the quality of the execution provided, and c) the level of commissions paid relative to commissions paid by other institutional investors. Such factors are viewed both in terms of that particular transaction and in terms of all transactions that broker executes for accounts over which PGI or the Sub-Advisor exercises investment discretion. The Board has also adopted a policy and procedure designed to prevent the Fund from compensating a broker/dealer for promoting or selling Fund shares by directing brokerage transactions to that broker/dealer for the purpose of compensating the broker/dealer for promoting or selling Fund shares. Therefore, PGI or the Sub-Advisor may not
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compensate a broker/dealer for promoting or selling Fund shares by directing brokerage transactions to that broker/dealer for the purpose of compensating the broker/dealer for promoting or selling Fund shares. PGI or a Sub-Advisor may purchase securities in the over-the-counter market, utilizing the services of principal market makers unless better terms can be obtained by purchases through brokers or dealers, and may purchase securities listed on the NYSE from non-Exchange members in transactions off the Exchange.
PGI or a Sub-Advisor may give consideration in the allocation of business to services performed by a broker (e.g., the furnishing of statistical data and research generally consisting of, but not limited to, information of the following types: analyses and reports concerning issuers, industries, economic factors and trends, portfolio strategy, performance of client accounts, and access to research analysts, corporate management personnel, and industry experts). If any such allocation is made, the primary criteria used will be to obtain the best overall terms for such transactions or terms that are reasonable in relation to the research or brokerage services provided by the broker or dealer when viewed in terms of either a particular transaction or the sub-advisor’s overall responsibilities to the accounts under its management. PGI or a Sub-Advisor generally pays additional commission amounts for such research services. Statistical data and research information received from brokers or dealers as described above may be useful in varying degrees and PGI or a Sub-Advisor may use it in servicing some or all of the accounts it manages.
PGI and the Sub-Advisors allocated portfolio transactions for the Fund to certain brokers for the fiscal year ended March 31, 2023 due to research services provided by such brokers. The table also indicates the commissions paid to such brokers as a result of these portfolio transactions.

Fund	Amount of Transactions because of Research Services Provided	Related Commissions Paid
Principal Diversified Select Real Asset Fund	$7,054,258	$5,443
Subject to the rules promulgated by the SEC, as well as other regulatory requirements, the Board has approved procedures whereby the Fund may purchase securities that are offered in underwritings in which an affiliate of a Sub-Advisor, or PGI, participates. These procedures prohibit the Fund from directly or indirectly benefiting a Sub-Advisor affiliate or a Manager affiliate in connection with such underwritings. In addition, for underwritings where a Sub-Advisor affiliate or a Manager participates as a principal underwriter, certain restrictions may apply that could, among other things, limit the amount of securities that the Fund could purchase in the underwritings. The Sub-Advisor shall determine the amounts and proportions of orders allocated to the Sub-Advisor or affiliate. The Trustees of the Fund will receive quarterly reports on these transactions.
The Board has approved procedures that permit the Fund to effect a purchase or sale transaction between the Fund and any other affiliated investment company or between the Fund and affiliated persons of the Fund under limited circumstances prescribed by SEC rules. Any such transaction must be effected without any payment other than a cash payment for the securities, for which a market quotation is readily available, at the current market price; no brokerage commission or fee (except for customary transfer fees), or other remuneration may be paid in connection with the transaction. The Board receives quarterly reports of all such transactions.
The Board has also approved procedures that permit the Fund's Sub-Advisor(s) to place portfolio trades with an affiliated broker under circumstances prescribed by SEC Rules 17e-1 and 17a-10. The procedures require that total commissions, fees, or other remuneration received or to be received by an affiliated broker must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable time period. The Board receives quarterly reports of all transactions completed pursuant to the Fund's procedures.
Purchases and sales of debt securities and money market instruments usually are principal transactions; portfolio securities are normally purchased directly from the issuer or from an underwriter or marketmakers for the securities. Such transactions are usually conducted on a net basis with the Fund paying no brokerage commissions. Purchases from underwriters include a commission or concession paid by the issuer to the underwriter, and the purchases from dealers serving as marketmakers include the spread between the bid and asked prices.
The following table shows the brokerage commissions paid during the periods indicated.

Total Brokerage Commissions Paid for Periods Ended March 31
Fund	2023	2022	2021
Principal Diversified Select Real Asset Fund	$57,193	$52,541	$63,100

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For the fiscal years ended March 31, 2023, 2022, and 2021, the Fund did not pay any brokerage commissions to brokers affiliated with PGI or the Sub-Advisors.
The Fund did not have any security holdings of its regular brokers or dealers for the fiscal year ended March 31, 2023.
Allocation of Trades
By the Manager ("PGI"). PGI has its own trading platform and personnel that perform trade-related functions. Where applicable, PGI trades on behalf of its own clients. Such transactions are executed in accordance with PGI's trading policies and procedures, including, but not limited to trade allocations and order aggregation, purchase of new issues, and directed brokerage. PGI acts as discretionary investment adviser for a variety of individual accounts, ERISA accounts, mutual funds, insurance company separate accounts, and public employee retirement plans and places orders to trade portfolio securities for each of these accounts. Managing multiple accounts may give rise to potential conflicts of interest including, for example, conflicts among investment strategies and conflicts in the allocation of investment opportunities. PGI has adopted and implemented policies and procedures that it believes address the potential conflicts associated with managing accounts for multiple clients and are designed to ensure that all clients are treated fairly and equitably. These procedures include allocation policies and procedures and internal review processes.
If, in carrying out the investment objectives of its respective clients, occasions arise in which PGI deems it advisable to purchase or sell the same equity securities for two or more client accounts at the same or approximately the same time, PGI may submit the orders to purchase or sell to a broker/dealer for execution on an aggregate or "bunched" basis. PGI will not aggregate orders unless it believes that aggregation is consistent with (1) its duty to seek best execution and (2) the terms of its investment advisory agreements. In distributing the securities purchased or the proceeds of sale to the client accounts participating in a bunched trade, no advisory account will be favored over any other account and each account that participates in an aggregated order will participate at the average share price for all transactions of PGI relating to that aggregated order on a given business day, with all transaction costs relating to that aggregated order shared on a pro rata basis.
By the Sub-Advisors. The portfolio managers of each Sub-Advisor manage a number of accounts other than the Fund's portfolios, including in some instances proprietary or personal accounts. Managing multiple accounts may give rise to potential conflicts of interest including, for example, conflicts among investment strategies, allocating time and attention to account management, allocation of investment opportunities, knowledge of and timing of fund trades, selection of brokers and dealers, and compensation for the account. Each has adopted and implemented policies and procedures that it believes address the potential conflicts associated with managing accounts for multiple clients and personal accounts and are designed to ensure that all clients and client accounts are treated fairly and equitably. These procedures include allocation policies and procedures, personal trading policies and procedures, internal review processes and, in some cases, review by independent third parties.
Investments the Sub-Advisor deems appropriate for the Fund's portfolio may also be deemed appropriate by it for other accounts. Therefore, the same security may be purchased or sold at or about the same time for both the Fund's portfolio and other accounts. In such circumstances, the Sub-Advisor may determine that orders for the purchase or sale of the same security for the Fund's portfolio and one or more other accounts should be combined. In this event the transactions will be priced and allocated in a manner deemed by the Sub-Advisor to be equitable and in the best interests of the Fund’s portfolio and such other accounts. While in some instances combined orders could adversely affect the price or volume of a security, the Fund believes that its participation in such transactions on balance will produce better overall results for the Fund.
TAX INFORMATION
The following is only a general summary of some of the important federal tax considerations generally affecting the Fund and its Shareholders. No attempt is made to present a complete explanation of the federal tax treatment of the Fund’s activities, and this discussion is not intended to be a substitute for careful tax planning. Accordingly, potential investors are urged to consult their own tax advisors for more detailed information and for information regarding any state, local, or foreign taxes applicable to the Fund and their purchasing, holding, and disposing of Shares.
Qualification as a Regulated Investment Company
The Fund intends to qualify annually to be treated as a regulated investment company (RIC) under the Internal Revenue Code of 1986, as amended, (the IRC) by satisfying certain requirements prescribed by Subchapter M of the IRC. To qualify as a RIC, the Fund must invest in assets which produce types of income specified in the IRC (Qualifying Income). Whether the income from derivatives, swaps, commodity-linked derivatives and other commodity/natural resource-related securities is Qualifying Income is unclear under current law. Accordingly, the
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Fund's ability to invest in certain derivatives, swaps, commodity-linked derivatives, entities earning fee and rental income, and other commodity/natural resource-related securities may be restricted. Further, if the Fund invests in these types of securities and the income is not determined to be Qualifying Income, it may cause the Fund to fail to qualify as a RIC under the IRC for a given year. In addition, the Fund must satisfy certain diversification tests under the IRC to qualify as a RIC. If the Fund fails to qualify as a regulated investment company, it will be liable for taxes, significantly reducing its distributions to shareholders and eliminating shareholders' ability to treat distributions (as long or short-term capital gains or qualifying dividends) of the Fund in the manner they were received by the Fund.
Futures Contracts and Options
For federal income tax purposes, capital gains and losses on futures contracts or options thereon, index options or options traded on qualified exchanges are generally treated as 60% long-term and 40% short-term. In addition, the Fund must recognize any unrealized gains and losses on such positions held at the end of the fiscal year. The Fund may elect out of such tax treatment, however, for a futures or options position that is part of an "identified mixed straddle" such as a put option purchased with respect to a portfolio security. Gains and losses on futures and options included in an identified mixed straddle are considered 100% short-term and unrealized gains or losses on such positions are not realized at year-end. The straddle provisions of the IRC may require the deferral of realized losses to the extent that the Fund has unrealized gains in certain offsetting positions at the end of the fiscal year. The IRC may also require recharacterization of all or a part of losses on certain offsetting positions from short-term to long-term, as well as adjustment of the holding periods of straddle positions.
International Funds
Some foreign securities purchased by the Fund may be subject to foreign withholding taxes that could reduce the yield on such securities. The amount of such foreign taxes is expected to be insignificant. Shareholders of the Fund may be entitled to claim a credit or deduction with respect to foreign taxes. The Fund may from year to year make an election to pass through such taxes to shareholders. If such election is not made, any foreign taxes paid or accrued will represent an expense to the Fund that will reduce its investment company taxable income. The Fund may purchase securities of certain foreign corporations considered to be passive foreign investment companies by the Internal Revenue Service. In order to avoid taxes and interest that must be paid by the Fund if these instruments appreciate in value, the Fund may make various elections permitted by the tax laws. In order to make certain of these elections the foreign corporation would need to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. Additionally, these elections could require that the Fund recognize additional taxable income, which in turn must be distributed. In addition, the Fund’s investments in foreign securities or foreign currencies may increase or accelerate the Fund’s recognition of ordinary income and may affect the timing or amount of the Fund’s distributions.
Under the Foreign Account Tax Compliance Act (FATCA), the Fund may be required to withhold a 30% tax on (a) dividends paid by the Fund, and (b) certain capital gain distributions and/or the proceeds arising from the sale of Fund shares paid by the Fund after December 31, 2018, to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. The IRS recently issued proposed regulations indicating its intent to eliminate the 30% withholding tax on gross proceeds. The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.
FINANCIAL STATEMENTS
The financial statements of the Fund for the fiscal year ended March 31, 2023, are incorporated herein by reference to the Fund’s most recent Annual Report to Shareholders filed with the SEC on Form N-CSR.

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APPENDIX A – DESCRIPTION OF BOND RATINGS
Moody’s Investors Service, Inc. Rating Definitions:
Long-Term Obligation Ratings
Ratings assigned on Moody’s global long-term obligation rating scales are forward-looking opinions of the relative credit risk of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.1
1 For certain structured finance, preferred stock and hybrid securities in which payment default events are either not defined or do not match investor’s expectations for timely payment, the ratings reflect the likelihood of impairment and the expected financial loss in the event of impairment.

Aaa:	Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa:	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A:	Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa:	Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
Ba:	Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B:	Obligations rated B are considered speculative and are subject to high credit risk.
Caa:	Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca:	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C:	Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.
NOTE:     Moody's appends numerical modifiers, 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, issuers, financial companies, and securities firms.*
* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.
SHORT-TERM NOTES: Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default. Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:
Issuers rated Prime-1 (or related supporting institutions) have a superior ability to repay short-term debt obligations.
Issuers rated Prime-2 (or related supporting institutions) have a strong ability to repay short-term debt obligations.
Issuers rated Prime-3 (or related supporting institutions) have an acceptable ability to repay short-term obligations.
Issuers rated Not Prime do not fall within any of the Prime rating categories.
US MUNICIPAL SHORT-TERM DEBT: The Municipal Investment Grade (MIG) scale is used to rate US municipal bonds of up to five years maturity. MIG ratings are divided into three levels - MIG 1 through MIG 3 - while speculative grade short-term obligations are designated SG.
MIG 1 denotes superior credit quality, afforded excellent protection from highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2 denotes strong credit quality with ample margins of protection, although not as large as in the preceding group.
MIG 3 notes are of acceptable credit quality. Liquidity and cash-flow protection may be narrow and market access for refinancing is likely to be less well-established.
SG denotes speculative-grade credit quality and may lack sufficient margins of protection.
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Description of S&P Global Ratings’ Credit Rating Definitions:
S&P Global’s credit rating, both long-term and short-term, is a forward-looking opinion of the creditworthiness of an obligor with respect to a specific obligation. This assessment takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation.
The credit rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.
The ratings are statements of opinion as of the date they are expressed furnished by the issuer or obtained by S&P Global Ratings from other sources S&P Global Ratings considers reliable. S&P Global Ratings does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.
The ratings are based, in varying degrees, on the following considerations:
•Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•Nature of and provisions of the financial obligation;
•Protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditor's rights.
LONG-TERM CREDIT RATINGS:

AAA:	Obligations rated ‘AAA’ have the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA:	Obligations rated ‘AA’ differ from the highest-rated issues only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A:	Obligations rated ‘A’ have a strong capacity to meet financial commitment on the obligation although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.
BBB:	Obligations rated ‘BBB’ exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet financial commitment on the obligation.
BB, B, CCC, CC and C:	Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded, on balance, as having significant speculative characteristics. ‘BB’ indicates the lowest degree of speculation and ‘C’ the highest degree of speculation. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.
BB:	Obligations rated ‘BB’ are less vulnerable to nonpayment than other speculative issues. However it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B:	Obligations rated ‘B’ are more vulnerable to nonpayment than ‘BB’ but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair this capacity.
CCC:	Obligations rated ‘CCC’ are currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. If adverse business, financial, or economic conditions occur, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC:	Obligations rated ‘CC’ are currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of anticipated time to default.
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C:	The rating ‘C’ is highly vulnerable to nonpayment, the obligation is expected to have lower relative seniority or lower ultimate recovery compared to higher rated obligations.
D:	Obligations rated ‘D’ are in default, or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The rating will also be used upon filing for bankruptcy petition or the taking of similar action and where default is a virtual certainty. If an obligation is subject to a distressed exchange offer the rating is lowered to ‘D’.
Plus (+) or Minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR:
Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that S&P Global Ratings does not rate a particular type of obligation as a matter of policy.

SHORT-TERM CREDIT RATINGS: Ratings are graded into four categories, ranging from ‘A-1’ for the highest quality obligations to ‘D’ for the lowest.

A-1:
This is the highest category. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2:
Issues carrying this designation are somewhat more susceptible to the adverse effects of the changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3:
Issues carrying this designation exhibit adequate capacity to meet their financial obligations. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet it financial commitment on the obligation.

B:
Issues rated ‘B’ are regarded as vulnerable and have significant speculative characteristics. The obligor has capacity to meet financial commitments; however, it faces major ongoing uncertainties which could lead to obligor’s inadequate capacity to meet its financial obligations.

C:
This rating is assigned to short-term debt obligations that are currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions to meet its financial commitment on the obligation.

D:
This rating indicates that the issue is either in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The rating will also be used upon filing for bankruptcy petition or the taking of similar action and where default is a virtual certainty. If an obligation is subject to a distressed exchange offer the rating is lowered to ‘D’.

MUNICIPAL SHORT-TERM NOTE RATINGS: S&P Global Ratings rates U.S. municipal notes with a maturity of less than three years as follows:

SP-1:	A strong capacity to pay principal and interest. Issues that possess a very strong capacity to pay debt service is given a "+" designation.
SP-2:	A satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the terms of the notes.
SP-3:	A speculative capacity to pay principal and interest.

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APPENDIX B - PROXY VOTING POLICIES
The proxy voting policies applicable to the Fund appear in the following order:
The proxy voting policy for the Fund Complex is first, followed by PGI's proxy voting policy, and followed by the proxy voting policies for the sub-advisors, alphabetically.

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Proxy Voting Policies and Procedures For
Principal Funds, Inc.
Principal Variable Contracts Funds, Inc.
Principal Exchange-Traded Funds
Principal Diversified Select Real Asset Fund (and other Principal interval funds)
(each a “Fund” and together “the Funds”)
(March 9, 2015)
Revised June 11, 2019
It is each Fund's policy to delegate authority to its advisor or sub-advisor, as appropriate, to vote proxy ballots relating to the Fund's portfolio securities in accordance with the adviser's or sub-adviser's voting policies and procedures.
The adviser or sub-adviser must provide, on a quarterly basis:
1.Written affirmation that all proxies voted during the preceding calendar quarter, other than those specifically identified by the adviser or sub-adviser, were voted in a manner consistent with the adviser's or sub-adviser's voting policies and procedures. In order to monitor the potential effect of conflicts of interest of an adviser or sub-adviser, the adviser or sub-adviser will identify any proxies the adviser or sub-adviser voted in a manner inconsistent with its policies and procedures. The adviser or sub-adviser shall list each vote, explain why the adviser or sub-adviser voted in a manner contrary to its policies and procedures, state whether the adviser or sub-adviser’s vote was consistent with the recommendation to the adviser or sub-adviser of a third-party and, if so, identify the third-party; and
2.Written notification of any material changes to the adviser's or sub-adviser's proxy voting policies and procedures made during the preceding calendar quarter.
The adviser or sub-adviser must provide, no later than July 31 of each year, the following information regarding each proxy vote cast during the 12-month period ended June 30 for each Fund portfolio or portion of Fund portfolio for which it serves as investment adviser, in a format acceptable to Fund management:
1.Identification of the issuer of the security;
2.Exchange ticker symbol of the security;
3.CUSIP number of the security;
4.The date of the shareholder meeting;
5.A brief description of the subject of the vote;
6.Whether the proposal was put forward by the issuer or a shareholder;
7.Whether and how the vote was cast; and
8.Whether the vote was cast for or against management of the issuer.

PRINCIPAL GLOBAL INVESTORS, LLC Principal Real Estate Investors, LLC
Proxy Voting Policies and Procedures

Introduction

Principal Global Investors (“PGI”) is an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”). As a registered investment adviser, PGI has a fiduciary duty to act in the best interests of its clients. PGI recognizes that this duty requires it to vote client securities, for which it has voting power on the applicable record date, in a timely manner and make voting decisions that are in the best interests of its clients. This document, Principal Global Investors’ Proxy Voting Policies and Procedures (the “Policy”) is intended to comply with the requirements of the Investment Advisers Act of 1940, the Investment Company Act of 1940 and the Employee Retirement Income Security Act of 1974 applicable to the voting of the proxies of both US and non-US issuers on behalf of PGI’s clients who have delegated such authority and discretion.

Effective January 1, 2021 Finisterre investment teams adopted the policies and procedures in the Adviser’s compliance manual except for the following proxy policies and procedures. Finisterre investment teams will continue to follow previously adopted proxy policies and procedures until amended. Please see attached Appendix to this manual for Finisterre specific proxy policies and procedures.

Relationship between Investment Strategy, ESG and Proxy Voting

PGI has a fiduciary duty to make investment decisions that are in its clients’ best interests by maximizing the value of their shares. Proxy voting is an important part of this process through which PGI can support strong corporate governance structures, shareholder rights and transparency. PGI also believes a company’s positive environmental, social and governance (“ESG”) practices may influence the value of the company, leading to long-term shareholder value. PGI may take these factors into considerations when voting proxies in its effort to seek the best outcome for its clients. PGI believes that the integration of consideration of ESG practices in PGI’s investment process helps identify sources of risk that could erode the long-term investment results it seeks on behalf of its clients. From time to time, PGI may work with various ESG-related organizations to engage issuers or advocate for greater levels of disclosure.

Roles and Responsibilities

Role of the Proxy Voting Committee

PGI’s Proxy Voting Committee (the “Proxy Voting Committee”) shall (i) oversee the voting of proxies and the Proxy Advisory Firm, (ii) where necessary, make determinations as to how to instruct the vote on certain specific proxies, (iii) verify ongoing compliance with the Policy, (iv) review the business practices of the Proxy Advisory Firm and (v) evaluate, maintain, and review the Policy on an annual basis. The Proxy Voting Committee is comprised of representatives of each investment team and a representative from PGI Risk, Legal, Operations, and Compliance will be available to advise the Proxy Voting Committee but are non-voting members. The Proxy Voting Committee may designate one or more of its members to oversee specific, ongoing compliance with respect to the Policy and may designate personnel to instruct the vote on proxies on behalf the PGI’s clients (collectively, “Authorized Persons”).

The Proxy Voting Committee shall meet at least four times per year, and as necessary to address special situations.
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Role of Portfolio Management

While the Proxy Voting Committee establishes the Guidelines and Procedures, the Proxy Voting Committee does not direct votes for any client except in certain cases where a conflict of interest exists. Each investment team is responsible for determining how to vote proxies for those securities held in the portfolios their team manages. While investment teams generally vote consistently with the Guidelines, there may be instances where their vote deviates from the Guidelines. In those circumstances, the investment team will work within the Exception Process. In some instances, the same security may be held by more than one investment team. In these cases, PGI may vote differently on the same matter for different accounts as determined by each investment team.

Proxy Voting Guidelines

The Proxy Voting Committee, on an annual basis, or more frequently as needed, will direct each investment team to review draft proxy voting guidelines recommended by the Proxy Advisory Firm (“Draft Guidelines”). The Proxy Voting Committee will collect the reviews of the Draft Guidelines to determine whether any investment teams have positions on issues that deviate from the Draft Guidelines. Based on this review, PGI will adopt proxy voting guidelines. Where an investment team has a position which deviates from the Draft Guidelines, an alternative set of guidelines for that investment team may be created. Collectively, these guidelines will constitute PGI’s current Proxy Voting Guidelines and may change from time to time (the “Guidelines”). The Proxy Voting Committee has the obligation to determine that, in general, voting proxies pursuant to the Guidelines is in the best interests of clients. Exhibit A to the Policy sets forth the current Guidelines.

There may be instances where proxy votes will not be in accordance with the Guidelines. Clients may instruct PGI to utilize a different set of guidelines, request specific deviations, or directly assume responsibility for the voting of proxies. In addition, PGI may deviate from the Guidelines on an exception basis if the investment team or PGI has determined that it is the best interest of clients in a particular strategy to do so, or where the Guidelines do not direct a particular response and instead list relevant factors. Any such a deviation will comply with the Exception Process which shall include a written record setting out the rationale for the deviation.

The subject of the proxy vote may not be covered in the Guidelines. In situations where the Guidelines do not provide a position, PGI will consider the relevant facts and circumstances of a particular vote and then vote in a manner PGI believes to be in the clients’ bests interests. In such circumstance, the analysis will be documented in writing and periodically presented to the Proxy Voting Committee. To the extent that the Guidelines do not cover potential voting issues, PGI may consider the spirit of the Guidelines and instruct the vote on such issues in a manner that PGI believes would be in the best interests of the client.

Use of Proxy Advisory Firms

PGI has retained one or more third-party proxy service provider(s) (the “Proxy Advisory Firm”) to provide recommendations for proxy voting guidelines, information on shareholder meeting dates and proxy materials, translate proxy materials printed in a foreign language, provide research on proxy proposals, operationally process votes in accordance with the Guidelines on behalf of the clients for whom PGI has proxy voting responsibility, and provide reports concerning the proxies voted (“Proxy Voting Services”). Although PGI has retained the Proxy Advisory Firm for Proxy Voting Services, PGI remains responsible for proxy voting decisions. PGI has designed the Policy to oversee and evaluate the Proxy Advisory Firm, including with respect to the matters described below, to support the PGI’s voting in accordance with this Policy.

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Oversight of Proxy Advisory Firms

Prior to the selection of any new Proxy Advisory Firm and annually thereafter or more frequently if deemed necessary by PGI, the Proxy Voting Committee will consider whether the Proxy Advisory Firm: (a) has the capacity and competency to adequately analyze proxy issues and provide the Proxy Voting Services the Proxy Advisory Firm has been engaged to provide and (b) can make its recommendations in an impartial manner, in consideration of the best interests of PGI’s clients, and consistent with the PGI’s voting policies. Such considerations may include, depending on the Proxy Voting Services provided, the following: (i) periodic sampling of votes pre-populated by the Proxy Advisory Firm’s systems as well as votes cast by the Proxy Advisory Firm to review that the Guidelines adopted by PGI are being followed; (ii) onsite visits to the Proxy Advisory Firm office and/or discussions with the Proxy Advisory Firm to determine whether the Proxy Advisory Firm continues to have the capacity and competency to carry out its proxy obligations to PGI; (iii) a review of those aspects of the Proxy Advisory Firm’s policies, procedures, and methodologies for formulating voting recommendations that PGI consider material to Proxy Voting Services provided to PGI, including factors considered, with a particular focus on those relating to identifying, addressing and disclosing potential conflicts of interest (including potential conflicts related to the provision of Proxy Voting Services, activities other than Proxy Voting Services, and those presented by affiliation such as a controlling shareholder of the Proxy Advisory Firm) and monitoring that materially current, accurate, and complete information is used in creating recommendations and research; (iv) requiring the Proxy Advisory Firm to notify PGI if there is a substantive change in the Proxy Advisory Firm’s policies and procedures or otherwise to business practices, including with respect to conflicts, information gathering and creating voting recommendations and research, and reviewing any such change(s); (v) a review of how and when the Proxy Advisory Firm engages with, and receives and incorporates input from, issuers, the Proxy Advisory Firm’s clients and other third-party information sources; (vi) assessing how the Proxy Advisory Firm considers factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; (vii) in case of an error made by the Proxy Advisory Firm, discussing the error with the Proxy Advisory Firm and determining whether appropriate corrective and preventive action is being taken; and (viii) assessing whether the Proxy Advisory Firm appropriately updates its methodologies, guidelines, and voting recommendations on an ongoing basis and incorporates input from issuers and Proxy Advisory Firm clients in the update process. In evaluating the Proxy Advisory Firm, PGI may also consider the adequacy and quality of the Proxy Advisory Firm’s staffing, personnel, and/or technology.

Procedures for Voting Proxies

To increase the efficiency of the voting process, PGI utilizes the Proxy Advisory Firm to act as its voting agent for its clients’ holdings. Issuers initially send proxy information to the clients’ custodians. PGI instructs these custodians to direct proxy related materials to the Proxy Advisory Firm. The Proxy Advisory Firm provides PGI with research related to each resolution.

PGI analyzes relevant proxy materials on behalf of their clients and seek to instruct the vote (or refrain from voting) proxies in accordance with the Guidelines. A client may direct PGI to vote for such client’s account differently than what would occur in applying the Policy and the Guidelines. PGI may also agree to follow a client’s individualized proxy voting guidelines or otherwise agree with a client on particular voting considerations.

PGI seeks to vote (or refrain from voting) proxies for its clients in a manner that PGI determines is in the best interests of its clients, which may include both considering both the effect on the value of the client’s investments and ESG factors. In some cases, PGI may determine that it is in the best interests of clients to refrain from exercising the clients’ proxy voting rights. PGI may determine that voting is not in the best interests of a client and refrain from voting if the costs, including the opportunity costs, of voting would, in the view of PGI, exceed the expected benefits of voting to the client.

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Procedures for Proxy Issues within the Guidelines

Where the Guidelines address the proxy matter being voted on, the Proxy Advisor Firm will generally process all proxy votes in accordance with the Guidelines. The applicable investment team may provide instructions to vote contrary to the Guidelines in their discretion and with sufficient rationale documented in writing to seek to maximize the value of the client’s investments or is otherwise in the client’s best interest. This rationale will be submitted to PGI Compliance to approve and once approved administered by PGI Operations. This process will follow the Exception Process. The Proxy Voting Committee will receive and review a quarterly report summarizing all proxy votes for securities for which PGI exercises voting authority. In certain cases, a client may have elected to have PGI administer a custom policy which is unique to the Client. If PGI is also responsible for the administration of such a policy, in general, except for the specific policy differences, the procedures documented here will also be applicable, excluding reporting and disclosure procedures.

Procedures for Proxy Issues Outside the Guidelines

To the extent that the Guidelines do not cover potential voting issues, the Proxy Advisory Firm will seek direction from PGI. PGI may consider the spirit of the Guidelines and instruct the vote on such issues in a manner that PGI believes would be in the best interests of the client. Although this not an exception to the Guidelines, this process will also follow the Exception Process. The Proxy Voting Committee will receive and review a quarterly report summarizing all proxy votes for securities for which PGI exercises voting discretion, which shall include instances where issues fall outside the Guidelines.

Securities Lending

Some clients may have entered into securities lending arrangements with agent lenders to generate additional revenue. If a client participates in such lending, the client will need to inform PGI as part of their contract with PGI if they require PGI to take actions in regard to voting securities that have been lent. If not commemorated in such agreement, PGI will not recall securities and as such, they will not have an obligation to direct the proxy voting of lent securities.

In the case of lending, PGI maintains one share for each company security out on loan by the client. PGI will vote the remaining share in these circumstances.

In cases where PGI does not receive a solicitation or enough information within a sufficient time (as reasonably determined by PGI) prior to the proxy-voting deadline, PGI or the Proxy Advisory Firm may be unable to vote.

Regional Variances in Proxy Voting

PGI utilizes the Policy and Guidelines for both US and non-US clients, and there are some significant differences between voting U.S. company proxies and voting non-U.S. company proxies. For U.S. companies, it is usually relatively easy to vote proxies, as the proxies are typically received automatically and may be voted by mail or electronically. In most cases, the officers of a U.S. company soliciting a proxy act as proxies for the company’s shareholders.

With respect to non-U.S. companies, we make reasonable efforts to vote most proxies and follow a similar process to those in the U.S. However, in some cases it may be both difficult and costly to vote proxies due to local regulations, customs or other requirements or restrictions, and such circumstances and expected costs may outweigh any anticipated economic benefit of voting. The major difficulties and costs may include: (i) appointing a proxy; (ii) obtaining reliable information about the time and location of a meeting; (iii) obtaining relevant information about voting procedures for foreign shareholders; (iv) restrictions on trading securities that are subject to proxy votes (share-blocking periods); (v) arranging for
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a proxy to vote locally in person; (vi) fees charged by custody banks for providing certain services with regard to voting proxies; and (vii) foregone income from securities lending programs. In certain instances, it may be determined by PGI that the anticipated economic benefit outweighs the expected cost of voting. PGI intends to make their determination on whether to vote proxies of non-U.S. companies on a case-by-case basis. In doing so, PGI shall evaluate market requirements and impediments, including the difficulties set forth above, for voting proxies of companies in each country. PGI periodically reviews voting logistics, including costs and other voting difficulties, on a client by client and country by country basis, in order to determine if there have been any material changes that would affect PGI’s determinations and procedures.

Conflicts of Interest

PGI recognizes that, from time to time, potential conflicts of interest may exist. In order to avoid any perceived or actual conflict of interest, the procedures set forth below have been established for use when PGI encounters a potential conflict to ensure that PGI’s voting decisions are based on maximizing shareholder value and are not the product of a conflict.

Addressing Conflicts of Interest – Exception Process

Prior to voting contrary to the Guidelines, the relevant investment team must complete and submit a report to PGI Compliance setting out the name of the security, the issue up for vote, a summary of the Guidelines’ recommendation, the vote changes requested and the rational for voting against the Guidelines’ recommendation. The member of the investment team requesting the exception must attest to compliance with Principal’s Code of Conduct and the has an affirmative obligation to disclose any known personal or business relationship that could affect the voting of the applicable proxy. PGI Compliance will approve or deny the exception in consultation, if deemed necessary, with the Legal.

    If PGI Compliance determines that there is no potential material conflict exists, the Guidelines may be overridden. If PGI Compliance determines that there exists or may exist a material conflict, it will refer the issue to the Proxy Voting Committee. The Proxy Voting Committee will consider the facts and circumstances of the pending proxy vote and the potential or actual material conflict and decide by a majority vote as to how to vote the proxy – i.e., whether to permit or deny the exception.

In considering the proxy vote and potential material conflict of interest, the Proxy Voting Committee may review the following factors:

•The percentage of outstanding securities of the issuer held on behalf of clients by PGI;
•The nature of the relationship of the issuer with the PGI, its affiliates or its executive officers;
•Whether there has been any attempt to directly or indirectly influence the investment team’s decision;
•Whether the direction of the proposed vote would appear to benefit PGI or a related party; and/or
•Whether an objective decision to vote in a certain way will still create a strong appearance of a conflict.

In the event that the Proxy Advisor Firm itself has a conflict and thus is unable to provide a recommendation, the investment team may vote in accordance with the recommendation of another independent service provider, if available. If a recommendation from an independent service provider other than the Proxy Advisor Firm is not available, the investment team will follow the Exception Process. PGI Compliance will review the form and if it determines that there is no potential material conflict mandating a voting recommendation from the Proxy Voting Committee, the investment team may instruct the Proxy Advisory Firm to vote the proxy issue as it determines is in the best interest of clients. If PGI Compliance determines that there exists or may exist a material conflict, it will refer the issue to the Proxy Voting Committee for consideration as outlined above.

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Availability of Proxy Voting Information and Recordkeeping

Disclosure

On a quarterly basis, PGI publicly discloses on our website https://www.principalglobal.com/eu/about-us/responsible-investing a voting report setting forth the manner in which votes were cast, including details related to (i) votes against management, and (ii) abstentions. Form more information, Clients may contact PGI for more information related to how PGI has voted with respect to securities held in the Client’s account. On request, PGI will provide clients with a summary of PGI’s proxy voting guidelines, process and policies and will inform the clients how they can obtain a copy of the complete Proxy Voting Policies and Procedures upon request. PGI will also include such information described in the preceding two sentences in Part 2A of its Form ADV.

Recordkeeping

PGI will keep records of the following items: (i) the Guidelines, (ii) the Proxy Voting Policies and Procedures; (iii) proxy statements received regarding client securities (unless such statements are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system); (iv) records of votes they cast on behalf of clients, which may be maintained by a Proxy Advisory Firm if it undertakes to provide copies of those records promptly upon request; (v) records of written client requests for proxy voting information and PGI’s responses (whether a client’s request was oral or in writing); (vi) any documents prepared by PGI that were material to making a decision how to vote, or that memorialized the basis for the decision; (vii) a record of any testing conducted on any Proxy Advisory Firm’s votes; (viii) materials collected and reviewed by PGI as part of its due diligence of the Proxy Advisory Firm; (ix) a copy of each version of the Proxy Advisory Firm’s policies and procedures provided to PGI; and (x) the minutes of the Proxy Voting Committee meetings. All of the records referenced above will be kept in an easily accessible place for at least the length of time required by local regulation and custom, and, if such local regulation requires that records are kept for less than six years from the end of the fiscal year during which the last entry was made on such record, we will follow the US rule of six years. If the local regulation requires that records are kept for more than six years, we will comply with the local regulation. We maintain the vast majority of these records electronically.

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Appendix: Finisterre Proxy Voting Policy and Procedures

I.    STATEMENT OF POLICY

Proxy voting is an important right of investors and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. The Firm generally retains proxy-voting authority with respect to securities purchased for its clients. Under such circumstances, the Firm votes proxies in the best interest of its clients and in accordance with these policies and procedures.

II.    USE OF THIRD-PARTY PROXY VOTING SERVICE

The Firm has entered into an agreement with Broadridge Investor Communication Solutions, Inc. (referred to as “Broadridge” and the “Proxy Voting Service”) acting with Glass Lewis & Co, to enable it to fulfill its proxy voting obligations.

Broadridge executes, monitors and records the proxies according to the instructions of the Firm. The Firm relies on the recommendations of Glass Lewis & Co, LLC to provide recommendations as to how any proxy should be voted in the best interests of the Clients. These recommendations are integrated into the voting platform set up by the Proxy Voting Service, and the Firm has instructed the Proxy Voting Service to execute all proxies in accordance with such recommendation unless instructed otherwise by the Firm.

The SEC has expressed its view that although the voting of proxies remains the duty of a registered adviser, an adviser may contract with service providers to perform certain functions with respect to proxy voting so long as the adviser is comfortable that the proxy voting service is independent from the issuer companies on which it completes its proxy research. In assessing whether a proxy voting service is independent (as defined by the SEC), the SEC counsels investment advisers that they should not follow the recommendations of an independent proxy voting service without first determining, among other things, that the proxy voting service (a) has the capacity and competence to analyze proxy issues and (b) is in fact independent and can make recommendations in an impartial manner in the best interests of the adviser's clients.

At a minimum annually, or more frequently as deemed necessary, Compliance will ensure that a review of the independence and impartiality of the Proxy Voting Service is carried out, including obtaining certification or other information from the Proxy Voting Service to enable the Firm to make such an assessment. Compliance will also monitor any new SEC interpretations regarding the voting of proxies and the uses of third-party proxy voting services and revise the Firm’s policies and procedures as necessary.

Proxies relating to securities held in client accounts will be sent directly to the Proxy Voting Service. If a proxy is received by anyone in the Firm, they must immediately inform the Compliance and work with Compliance to ensure that it is promptly forwarded to the Proxy Voting Service. In the event that the Proxy Voting Service is unable to complete/provide its research regarding a security on a timely basis or the Firm has made a determination that it is in the best interests of the Firm’s clients for the Firm to vote the proxy, the Firm’s general proxy-voting procedures are required to be followed, as follows.

Compliance will require that:

1.    the recipient of the proxy will forward a copy to Compliance, who will keep a copy of each proxy received;

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2.    f the recipient is not the Portfolio Manager responsible for voting the proxy on behalf of the Firm, s/he will forward a copy to such Portfolio manager;

3.    the Portfolio Manager will determine how to vote the proxy promptly in order to allow enough time for the completed proxy to be returned to the issuer prior to the vote taking place; and provide evidence of such to Compliance;

4.    Absent material conflicts (see Section V), the Portfolio Manager will determine whether the Firm will follow the Proxy Voting Service’s recommendation or vote the proxy directly. The Portfolio Manager will send his/her decision on how the Firm should vote a proxy to the Proxy Voting Service, in a timely and appropriate manner. It is desirable to have the Proxy Voting Service complete the actual voting so there exists one central source for the documentation of the Firm’s proxy voting records.

III.    VOTING GUIDELINES

To the extent that the Firm is voting a proxy itself and not utilizing the Proxy Voting Service, the Firm will consider the proxy on a case by case basis and require that the relevant investment professional vote the proxy in a manner consistent with the Firm’s duty. Investment professionals of the Firm each have the duty to vote proxies in a way that, in their best judgment, is in the best interest of the Firm’s clients.

IV.    DISCLOSURE

A.The Firm will disclose in its Form ADV Part 2 that clients may contact the Chief Compliance Officer via e-mail or telephone in order to obtain information on how the Firm voted such client’s proxies, and to request a copy of these policies and procedures. If a client requests this information, the Chief Compliance Officer will prepare a written response to the client that lists, with respect to each voted proxy that the client has inquired about, (1) the name of the issuer; (2) the proposal voted upon and (3) how the Firm voted the client’s proxy.

B. A concise summary of these Proxy Voting Policies and Procedures will be included in the Firm’s Form ADV Part 2 and will be updated whenever these policies and procedures are updated. Compliance will arrange for a copy of this summary to be sent to all existing clients.

V.    POTENTIAL CONFLICTS OF INTEREST

A. In the event that the Firm is directly voting a proxy, Compliance will examine conflicts that exist between the interests of the Firm and its clients. This examination will include a review of the relationship of the Firm, its personnel and its affiliates with the issuer of each security and any of the issuer’s affiliates to determine if the issuer is a client of the Firm or an affiliate of the Firm or has some other relationship with the Firm, its personnel or a client of the Firm.
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B.	If, as a result of Compliance’s examination, a determination is made that a material conflict of interest exists, the Firm will determine whether voting in accordance with the voting guidelines and factors described above is in the best interests of the client. If the proxy involves a matter covered by the voting guidelines and factors described above, the Firm will generally vote the proxy as specified above. Alternatively, the Firm may vote the proxy in accordance with the recommendation of the Proxy Voting Service.

The Firm may disclose the conflict to the affected clients and, except in the case of clients that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), give the clients the opportunity to vote their proxies themselves In the case of ERISA clients, if the Investment Management Agreement reserves to the ERISA client the authority to vote proxies when the Firm determines it has a material conflict that affects its best judgment as an ERISA fiduciary, the Firm will give the ERISA client the opportunity to vote the proxies themselves.

Absent the client reserving voting rights, the Firm will either vote the proxies in accordance with the policies outlined in Section III “Voting Guidelines” above or vote the proxies in accordance with the recommendation of the Proxy Voting Service.

VI.		PROXY RECORDKEEPING
Compliance will maintain files relating to the Firm’s proxy voting procedures in an easily accessible place. (Under the services contract between the Firm and its Proxy Voting Service, the Proxy Voting Service will maintain the Firm’s proxy-voting records). Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the most recent two years kept in the offices of the Firm. Records of the following will be included in the files:
	1	Copies of these proxy voting policies and procedures, and any amendments thereto;
	2	A copy of each proxy statement that the Firm receives regarding client securities (the Firm may rely on third parties or EDGAR);
	3	A record of each vote that the Firm casts;
	4	A copy of any document the Firm created that was material to making a decision how to vote proxies, or that memorializes that decision. (For votes that are inconsistent with the Firm’s general proxy voting polices, the reason/rationale for such an inconsistent vote is required to be briefly documented and maintained); and
	5	A copy of each written client request for information on how the Firm voted such client’s proxies, and a copy of any written response to any (written or oral) client request for information on how the Firm voted its proxies.

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ClearBridge
Investments

Proxy Voting Policy
July 2021
ClearBridge Investments Limited (CIL)
ClearBridge RARE Infrastructure International Pty Limited (CBI RIIPL)
ClearBridge RARE Infrastructure (North America) Pty Limited (CBI RINA)
(the above entities are referred to as “ClearBridge” for the purposes of this policy.
ClearBridge and ClearBridge Investments, LLC. are collectively referred to as
“ClearBridge Investments”.)
Document Owner: Head of Legal, Risk & Compliance
This document is confidential and is only intended for the purposes of the above entities. This document may only be provided to third parties with the express prior written approval of the Head of Legal, Risk & Compliance. No recipient is authorised to pass this document or its contents on to any other person whatsoever or reproduce it by any means. All intellectual property contained in this document remains the property of the above entities and any rights in relation to this intellectual property are not intended to be diluted by the distribution of this document.

CLEARBRIDGE INVESTMENTS
PROXY VOTING POLICIES AND PROCEDURES
AMENDED AS OF MARCH 2021
I.Types of Accounts for Which ClearBridge Votes Proxies
II.General Guidelines
III.How ClearBridge Votes
IV.Conflicts of Interest
A.Procedures for Identifying Conflicts of Interest
B.Procedures for Assessing Materiality of Conflicts of Interest and for Addressing Material Conflicts of Interest
C.Third Party Proxy Voting Firm – Conflicts of Interest
V.Voting Policy
A.Election of Directors
B.Proxy Contests
C.Auditors
D.Proxy Contest Defenses
E.Tender Offer Defenses
F.Miscellaneous Governance Provisions
G.Capital Structure
H.Executive and Director Compensation
I.State/Country of Incorporation
J.Mergers and Corporate Restructuring
K.Social and Environmental Issues
L.Miscellaneous
VI.Other Considerations
A.Share Blocking
B.Securities on Loan
VII.Disclosure of Proxy Voting
VIII.Recordkeeping and Oversight

ClearBridge Investments

CLEARBRIDGE INVESTMENTS
Proxy Voting Policies and Procedures

I.TYPES OF ACCOUNTS FOR WHICH CLEARBRIDGE VOTES PROXIES
ClearBridge votes proxies for each client for which it has investment discretion unless the investment management agreement provides that the client or other authorized party (e.g., a trustee or named fiduciary of a plan) is responsible for voting proxies.
II.GENERAL GUIDELINES
In voting proxies, we are guided by general fiduciary principles. Our goal is to act prudently, solely in the best interest of the beneficial owners of the accounts we manage. We attempt to provide for the consideration of all factors that could affect the value of the investment and will vote proxies in the manner that we believe will be consistent with efforts to maximize shareholder values.
III.HOW CLEARBRIDGE VOTES
Section V of these policies and procedures sets forth certain stated positions. In the case of a proxy issue for which there is a stated position, we generally vote in accordance with the stated position. In the case of a proxy issue for which there is a list of factors set forth in Section V that we consider in voting on such issue, we consider those factors and vote on a case-by-case basis in accordance with the general principles set forth above. In the case of a proxy issue for which there is no stated position or list of factors that we consider in voting on such issue, we vote on a case-by-case basis in accordance with the general principles set forth above. We may utilize an external service provider to provide us with information and/or a recommendation with regard to proxy votes but we are not required to follow any such recommendations. The use of an external service provider does not relieve us of our responsibility for the proxy vote.
For routine matters, we usually vote according to our policy or the external service provider’s recommendation, although we are not obligated to do so and each individual portfolio management team may vote contrary to our policy or the recommendation of the external service provider. If a matter is non-routine, e.g., management’s recommendation is different than that of the external service provider and ClearBridge is a significant holder or it is a significant holding for ClearBridge, the issues will be highlighted to the appropriate investment teams. Different investment teams may vote differently on the same issue, depending upon their assessment of clients’ best interests.
ClearBridge’s policies are reviewed annually and its proxy voting process is overseen and coordinated by its Proxy Committee.
ClearBridge Investments

IV.CONFLICTS OF INTEREST
In furtherance of ClearBridge’s goal to vote proxies in the best interests of clients, ClearBridge follows procedures designed to identify and address material conflicts that may arise between ClearBridge’s interests and those of its clients before voting proxies on behalf of such clients.
A.Procedures for Identifying Conflicts of Interest
ClearBridge relies on the following to seek to identify conflicts of interest with respect to proxy voting:
1.ClearBridge’s employees are periodically reminded of their obligation (i) to be aware of the potential for conflicts of interest on the part of ClearBridge with respect to voting proxies on behalf of client accounts both as a result of their personal relationships or personal or business relationships relating to another Franklin Resources, Inc. ("Franklin") business unit, and (ii) to bring conflicts of interest of which they become aware to the attention of ClearBridge’s General Counsel/Chief Compliance Officer.
2.ClearBridge’s finance area maintains and provides to ClearBridge Compliance and proxy voting personnel an up- to-date list of all client relationships that have historically accounted for or are projected to account for greater than 1% of ClearBridge’s net revenues.
3.As a general matter, ClearBridge takes the position that relationships between a non- ClearBridge Franklin unit and an issuer (e.g., investment management relationship between an issuer and a non- ClearBridge Franklin affiliate) do not present a conflict of interest for ClearBridge in voting proxies with respect to such issuer because ClearBridge operates as an independent business unit from other Franklin business units and because of the existence of informational barriers between ClearBridge and certain other Franklin business units. As noted above, ClearBridge employees are under an obligation to bring such conflicts of interest, including conflicts of interest which may arise because of an attempt by another Franklin business unit or non- ClearBridge Franklin officer or employee to influence proxy voting by ClearBridge to the attention of ClearBridge Compliance.
4.A list of issuers with respect to which ClearBridge has a potential conflict of interest in voting proxies on behalf of client accounts will be maintained by ClearBridge proxy voting personnel. ClearBridge will not vote proxies relating to such issuers until it has been determined that the conflict of interest is not material or a method for resolving the conflict of interest has been agreed upon and implemented, as described in Section IV below.
B.Procedures for Assessing Materiality of Conflicts of Interest and for Addressing Material Conflicts of Interest
1.ClearBridge maintains a Proxy Committee which, among other things, reviews and addresses conflicts of interest brought to its attention. The Proxy Committee is comprised of such ClearBridge personnel (and others, at ClearBridge’s request), as are designated from time to time. The current members of the Proxy Committee are set forth in the Proxy Committee’s Terms of Reference.
2.All conflicts of interest identified pursuant to the procedures outlined in Section IV.A. must be brought to the attention of the Proxy Committee for resolution. A proxy issue that will be voted in accordance with a stated ClearBridge position on such issue or in accordance with the recommendation of an independent third party generally is not brought to the attention of the Proxy Committee for a conflict of interest review because ClearBridge’s position is that any conflict of interest issues are resolved by voting in accordance with a pre-determined policy or in accordance with the recommendation of an independent third party.
ClearBridge Investments

3.The Proxy Committee will determine whether a conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict is likely to influence, or appear to influence, ClearBridge’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. A written record of all materiality determinations made by the Proxy Committee will be maintained.
4.If it is determined by the Proxy Committee that a conflict of interest is not material, ClearBridge may vote proxies notwithstanding the existence of the conflict.
5.If it is determined by the Proxy Committee that a conflict of interest is material, the Proxy Committee will determine an appropriate method to resolve such conflict of interest before the proxy affected by the conflict of interest is voted. Such determination shall be based on the particular facts and circumstances, including the importance of the proxy issue, the nature of the conflict of interest, etc. Such methods may include:
•disclosing the conflict to clients and obtaining their consent before voting;
•suggesting to clients that they engage another party to vote the proxy on their behalf;
•in the case of a conflict of interest resulting from a particular employee’s personal relationships, removing such employee from the decision-making process with respect to such proxy vote; or
•such other method as is deemed appropriate given the particular facts and circumstances, including the importance of the proxy issue, the nature of the conflict of interest, etc.1
A written record of the method used to resolve a material conflict of interest shall be maintained.
C.Third Party Proxy Voting Firm - Conflicts of Interest
With respect to a third-party proxy voting firm described herein, the Proxy Committee will periodically review and assess such firm’s policies, procedures and practices with respect to the disclosure and handling of conflicts of interest.
V.VOTING POLICY
These are policy guidelines that can always be superseded, subject to the duty to act solely in the best interest of the beneficial owners of accounts, by the investment management professionals responsible for the account holding the shares being voted. There may be occasions when different investment teams vote differently on the same issue. In addition, in the case of Taft-Hartley clients, ClearBridge will comply with a client direction to vote proxies in accordance with Institutional Shareholder Services’ (ISS) PVS Proxy Voting Guidelines, which ISS represents to be fully consistent with AFL-CIO guidelines.
A.Election of Directors
1.Voting on Director Nominees in Uncontested Elections.
a.We withhold our vote from a director nominee who:
•attended less than 75 percent of the company’s board and committee meetings without a valid excuse (illness, service to the nation/local government, work on behalf of the company);
•received more than 50 percent withheld votes of the shares cast at the previous board election, and the company has failed to address the issue as to why;
1 Especially in the case of an apparent, as opposed to actual, conflict of interest, the Proxy Committee may resolve such conflict of interest by satisfying itself that ClearBridge’s proposed vote on a proxy issue is in the best interest of client accounts and is not being influenced by the conflict of interest.
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•is a member of the company’s audit committee, when excessive non-audit fees were paid to the auditor, or there are chronic control issues and an absence of established effective control mechanisms;
•is a member of the company’s compensation committee if the compensation committee ignore a say on pay proposal that a majority of shareholders opposed;
•is a member of the company’s nominating committee and there are no women on the board (or currently proposed for election to the board)
b.We vote for all other director nominees.
2.Chairman and CEO is the Same Person.
We vote on a case-by-case basis on shareholder proposals that would require the positions of the Chairman and CEO to be held by different persons. We would generally vote FOR such a proposal unless there are compelling reasons to vote against the proposal, including:
•Designation of a lead director
•Majority of independent directors (supermajority)
•All independent key committees
•Size of the company (based on market capitalization)
•Established governance guidelines
•Company performance
3.Majority of Independent Directors
a.We vote for shareholder proposals that request that the board be comprised of a majority of independent directors. Generally that would require that the director have no connection to the company other than the board seat. In determining whether an independent director is truly independent (e.g. when voting on a slate of director candidates), we consider certain factors including, but not necessarily limited to, the following: whether the director or his/her company provided professional services to the company or its affiliates either currently or in the past year; whether the director has any transactional relationship with the company; whether the director is a significant customer or supplier of the company; whether the director is employed by a foundation or university that received significant grants or endowments from the company or its affiliates; and whether there are interlocking directorships.
b.We vote for shareholder proposals that request that the board audit, compensation and/or nominating committees include independent directors exclusively.
4.Stock Ownership Requirements
We vote against shareholder proposals requiring directors to own a minimum amount of company stock in order to qualify as a director, or to remain on the board.
5.Term of Office
We vote against shareholder proposals to limit the tenure of independent directors.
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6.Director and Officer Indemnification and Liability Protection
a.Subject to subparagraphs 2, 3, and 4 below, we vote for proposals concerning director and officer indemnification and liability protection.
b.We vote for proposals to limit and against proposals to eliminate entirely director and officer liability for monetary damages for violating the duty of care.
c.We vote against indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligations than mere carelessness.
d.We vote for only those proposals that provide such expanded coverage noted in subparagraph 3 above in cases when a director's or officer's legal defense was unsuccessful if: (1) the director was found to have acted in good faith and in a manner that he reasonably believed was in the best interests of the company, and (2) if only the director's legal expenses would be covered.
7.Director Qualifications
a.We vote case-by-case on proposals that establish or amend director qualifications. Considerations include how reasonable the criteria are and to what degree they may preclude dissident nominees from joining the board.
b.We vote against shareholder proposals requiring two candidates per board seat.
B.Proxy Contests
1.Voting for Director Nominees in Contested Elections
We vote on a case-by-case basis in contested elections of directors. Considerations include: chronology of events leading up to the proxy contest; qualifications of director nominees (incumbents and dissidents); for incumbents, whether the board is comprised of a majority of outside directors; whether key committees (i.e.: nominating, audit, compensation) comprise solely of independent outsiders; discussion with the respective portfolio manager(s).
2.Reimburse Proxy Solicitation Expenses
We vote on a case-by-case basis on proposals to provide full reimbursement for dissidents waging a proxy contest. Considerations include: identity of persons who will pay solicitation expenses; cost of solicitation; percentage that will be paid to proxy solicitation firms.
C.Auditors
1.Ratifying Auditors
We vote for proposals to ratify auditors, unless an auditor has a financial interest in or association with the company, and is therefore not independent; or there is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company's financial position or there is reason to believe the independent auditor has not followed the highest level of ethical conduct. Specifically, we will vote to ratify auditors if the auditors only provide the company audit services and such other audit-related and non-audit services the provision of which will not cause such auditors to lose their independence under applicable laws, rules and regulations.
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2.Financial Statements and Director and Auditor Reports
We generally vote for management proposals seeking approval of financial accounts and reports and the discharge of management and supervisory board members, unless there is concern about the past actions of the company’s auditors or directors.
3.Remuneration of Auditors
We vote for proposals to authorize the board or an audit committee of the board to determine the remuneration of auditors, unless there is evidence of excessive compensation relative to the size and nature of the company.
4.Indemnification of Auditors
We vote against proposals to indemnify auditors.
D.Proxy Contest Defenses
1.Board Structure: Staggered vs. Annual Elections
a.We vote against proposals to classify the board.
b.We vote for proposals to repeal classified boards and to elect all directors annually.
2.Shareholder Ability to Remove Directors
a.We vote against proposals that provide that directors may be removed only for cause.
b.We vote for proposals to restore shareholder ability to remove directors with or without cause.
c.We vote against proposals that provide that only continuing directors may elect replacements to fill board vacancies.
d.We vote for proposals that permit shareholders to elect directors to fill board vacancies.
3.Cumulative Voting
a.If plurality voting is in place for uncontested director elections, we vote for proposals to permit or restore cumulative voting.
b.If majority voting is in place for uncontested director elections, we vote against cumulative voting.
c.If plurality voting is in place for uncontested director elections, and proposals to adopt both cumulative voting and majority voting are on the same slate, we vote for majority voting and against cumulative voting.
4.Majority Voting
We vote for non-binding and/or binding resolutions requesting that the board amend a company’s by-laws to stipulate that directors need to be elected with an affirmative majority of the votes cast, provided that it does not conflict with the state law where the company is incorporated. In addition, all resolutions need to provide for a carve-out for a plurality vote standard when there are more nominees than board seats (i.e. contested election). In addition, ClearBridge strongly encourages companies to adopt a post-election director resignation policy setting guidelines for the company to follow to promptly address situations involving holdover directors.
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5.Shareholder Ability to Call Special Meetings
a.We vote against proposals to restrict or prohibit shareholder ability to call special meetings.
b.We vote for proposals that provide shareholders with the ability to call special meetings, taking into account a minimum ownership threshold of 10 percent (and investor ownership structure, depending on bylaws).
6.Shareholder Ability to Act by Written Consent
a.We vote against proposals to restrict or prohibit shareholder ability to take action by written consent.
b.We vote for proposals to allow or make easier shareholder action by written consent.
7.Shareholder Ability to Alter the Size of the Board
a.We vote for proposals that seek to fix the size of the board.
b.We vote against proposals that give management the ability to alter the size of the board without shareholder approval.
8.Advance Notice Proposals
We vote on advance notice proposals on a case-by-case basis, giving support to those proposals which allow shareholders to submit proposals as close to the meeting date as reasonably possible and within the broadest window possible.
9.Amendment of By-Laws
a.We vote against proposals giving the board exclusive authority to amend the by-laws.
b.We vote for proposals giving the board the ability to amend the by-laws in addition to shareholders.
10.Article Amendments (not otherwise covered by ClearBridge Proxy Voting Policies and Procedures).
We review on a case-by-case basis all proposals seeking amendments to the articles of association.
We vote for article amendments if:
•shareholder rights are protected;
•there is negligible or positive impact on shareholder value;
•management provides adequate reasons for the amendments; and
•the company is required to do so by law (if applicable).
E.Tender Offer Defenses
1.Poison Pills
a.We vote for shareholder proposals that ask a company to submit its poison pill for shareholder ratification.
b.We vote on a case-by-case basis on shareholder proposals to redeem a company's poison pill. Considerations include: when the plan was originally adopted; financial condition of the company; terms of the poison pill.
c.We vote on a case-by-case basis on management proposals to ratify a poison pill. Considerations include: sunset provision - poison pill is submitted to shareholders for ratification or rejection every 2 to 3 years; shareholder redemption feature -10% of the shares may call a special meeting or seek a written consent to vote on rescinding the rights plan.
ClearBridge Investments

2.Fair Price Provisions
a.We vote for fair price proposals, as long as the shareholder vote requirement embedded in the provision is no more than a majority of disinterested shares.
b.We vote for shareholder proposals to lower the shareholder vote requirement in existing fair price provisions.
3.Greenmail
a.We vote for proposals to adopt anti-greenmail charter or bylaw amendments or otherwise restrict a company's ability to make greenmail payments.
b.We vote on a case-by-case basis on anti-greenmail proposals when they are bundled with other charter or bylaw amendments.
4.Unequal Voting Rights
a.We vote against dual class exchange offers.
b.We vote against dual class re-capitalization.
5.Supermajority Shareholder Vote Requirement to Amend the Charter or Bylaws
a.We vote against management proposals to require a supermajority shareholder vote to approve charter and bylaw amendments.
b.We vote for shareholder proposals to lower supermajority shareholder vote requirements for charter and bylaw amendments.
6.Supermajority Shareholder Vote Requirement to Approve Mergers
a.We vote against management proposals to require a supermajority shareholder vote to approve mergers and other significant business combinations.
b.We vote for shareholder proposals to lower supermajority shareholder vote requirements for mergers and other significant business combinations.
7.White Knight/Squire Placements
We vote for shareholder proposals to require approval of blank check preferred stock issues.
F.Miscellaneous Governance Provisions
1.Confidential Voting
a.We vote for shareholder proposals that request corporations to adopt confidential voting, use independent tabulators and use independent inspectors of election as long as the proposals include clauses for proxy contests as follows: in the case of a contested election, management is permitted to request that the dissident group honor its confidential voting policy. If the dissidents agree, the policy remains in place. If the dissidents do not agree, the confidential voting policy is waived.
b.We vote for management proposals to adopt confidential voting subject to the proviso for contested elections set forth in sub-paragraph A.1. above.
2.Equal Access
We vote for shareholder proposals that would allow significant company shareholders equal access to management's proxy material in order to evaluate and propose voting recommendations on proxy proposals and director nominees, and in order to nominate their own candidates to the board.
ClearBridge Investments

3.Bundled Proposals
We vote on a case-by-case basis on bundled or "conditioned" proxy proposals. In the case of items that are conditioned upon each other, we examine the benefits and costs of the packaged items. In instances when the joint effect of the conditioned items is not in shareholders' best interests and therefore not in the best interests of the beneficial owners of accounts, we vote against the proposals. If the combined effect is positive, we support such proposals.
4.Shareholder Advisory Committees
We vote on a case-by-case basis on proposals to establish a shareholder advisory committee. Considerations include: rationale and cost to the firm to form such a committee. We generally vote against such proposals if the board and key nominating committees are comprised solely of independent/outside directors.
5.Other Business
We vote for proposals that seek to bring forth other business matters.
6.Adjourn Meeting
We vote on a case-by-case basis on proposals that seek to adjourn a shareholder meeting in order to solicit additional votes.
7.Lack of Information
We vote against proposals if a company fails to provide shareholders with adequate information upon which to base their voting decision.
G.Capital Structure
1.Common Stock Authorization
a.We vote on a case-by-case basis on proposals to increase the number of shares of common stock authorized for issue, except as described in paragraph 2 below.
b.Subject to paragraph 3, below we vote for the approval requesting increases in authorized shares if the company meets certain criteria:
•Company has already issued a certain percentage (i.e. greater than 50%) of the company's allotment.
•The proposed increase is reasonable (i.e. less than 150% of current inventory) based on an analysis of the company's historical stock management or future growth outlook of the company.
c.We vote on a case-by-case basis, based on the input of affected portfolio managers, if holding is greater than 1% of an account.
2.Stock Distributions: Splits and Dividends
We vote on a case-by-case basis on management proposals to increase common share authorization for a stock split, provided that the split does not result in an increase of authorized but unissued shares of more than 100% after giving effect to the shares needed for the split.
3.Reverse Stock Splits
We vote for management proposals to implement a reverse stock split, provided that the reverse split does not result in an increase of authorized but unissued shares of more than 100% after giving effect to the shares needed for the reverse split.
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4.Blank Check Preferred Stock
a.We vote against proposals to create, authorize or increase the number of shares with regard to blank check preferred stock with unspecified voting, conversion, dividend distribution and other rights.
b.We vote for proposals to create “declawed” blank check preferred stock (stock that cannot be used as a takeover defense).
c.We vote for proposals to authorize preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.
d.We vote for proposals requiring a shareholder vote for blank check preferred stock issues.
5.Adjust Par Value of Common Stock
We vote for management proposals to reduce the par value of common stock.
6.Preemptive Rights
a.We vote on a case-by-case basis for shareholder proposals seeking to establish them and consider the following factors:
•Size of the Company.
•Characteristics of the size of the holding (holder owning more than 1% of the outstanding shares).
•Percentage of the rights offering (rule of thumb less than 5%).
b.We vote on a case-by-case basis for shareholder proposals seeking the elimination of pre-emptive rights.
7.Debt Restructuring
We vote on a case-by-case basis for proposals to increase common and/or preferred shares and to issue shares as part of a debt-restructuring plan. Generally, we approve proposals that facilitate debt restructuring.
8.Share Repurchase Programs
We vote for management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms.
9.Dual-Class Stock
We vote for proposals to create a new class of nonvoting or sub voting common stock if:
•It is intended for financing purposes with minimal or no dilution to current shareholders
•It is not designed to preserve the voting power of an insider or significant shareholder
10.Issue Stock for Use with Rights Plan
We vote against proposals that increase authorized common stock for the explicit purpose of implementing a shareholder rights plan (poison pill).
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11.Debt Issuance Requests
When evaluating a debt issuance request, the issuing company’s present financial situation is examined. The main factor for analysis is the company’s current debt-to-equity ratio, or gearing level. A high gearing level may incline markets and financial analysts to downgrade the company’s bond rating, increasing its investment risk factor in the process. A gearing level up to 100 percent is considered acceptable.
We vote for debt issuances for companies when the gearing level is between zero and 100 percent.
We view on a case-by-case basis proposals where the issuance of debt will result in the gearing level being greater than 100 percent. Any proposed debt issuance is compared to industry and market standards.
12.Financing Plans
We generally vote for the adopting of financing plans if we believe they are in the best economic interests of shareholders.
H.Executive and Director Compensation
In general, we vote for executive and director compensation plans, with the view that viable compensation programs reward the creation of stockholder wealth by having high payout sensitivity to increases in shareholder value. Certain factors, however, such as repricing underwater stock options without shareholder approval, would cause us to vote against a plan. Additionally, in some cases we would vote against a plan deemed unnecessary.
1.OBRA-Related Compensation Proposals
a.Amendments that Place a Cap on Annual Grant or Amend Administrative Features
We vote for plans that simply amend shareholder-approved plans to include administrative features or place a cap on the annual grants any one participant may receive to comply with the provisions of Section 162(m) of the Internal Revenue Code.
b.Amendments to Added Performance-Based Goals
We vote for amendments to add performance goals to existing compensation plans to comply with the provisions of Section 162(m) of the Internal Revenue Code.
c.Amendments to Increase Shares and Retain Tax Deductions Under OBRA
We vote for amendments to existing plans to increase shares reserved and to qualify the plan for favorable tax treatment under the provisions of Section 162(m) the Internal Revenue Code.
d.Approval of Cash or Cash-and-Stock Bonus Plans
We vote for cash or cash-and-stock bonus plans to exempt the compensation from taxes under the provisions of Section 162(m) of the Internal Revenue Code.
2.Expensing of Options
We vote for proposals to expense stock options on financial statements.
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3.Shareholder Proposals to Limit Executive and Director Pay
a.We vote on a case-by-case basis on all shareholder proposals that seek additional disclosure of executive and director pay information. Considerations include: cost and form of disclosure. We vote for such proposals if additional disclosure is relevant to shareholder’s needs and would not put the company at a competitive disadvantage relative to its industry.
b.We vote on a case-by-case basis on all other shareholder proposals that seek to limit executive and director pay.
4.Reports to Assess the Feasibility of Including Sustainability as a Performance Metric
We vote in favor of non-binding proposals for reports on the feasibility of including sustainability as a performance metric for senior executive compensation.
We have a policy of voting to reasonably limit the level of options and other equity- based compensation arrangements available to management to reasonably limit shareholder dilution and management compensation. For options and equity-based compensation arrangements, we vote FOR proposals or amendments that would result in the available awards being less than 10% of fully diluted outstanding shares (i.e. if the combined total of shares, common share equivalents and options available to be awarded under all current and proposed compensation plans is less than 10% of fully diluted shares). In the event the available awards exceed the 10% threshold, we would also consider the % relative to the common practice of its specific industry (e.g. technology firms). Other considerations would include, without limitation, the following:
•Compensation committee comprised of independent outside directors
•Maximum award limits
•Repricing without shareholder approval prohibited
•3-year average burn rate for company
•Plan administrator has authority to accelerate the vesting of awards
•Shares under the plan subject to performance criteria
5.Golden Parachutes
a.We vote for shareholder proposals to have golden parachutes submitted for shareholder ratification.
b.We vote on a case-by-case basis on all proposals to ratify or cancel golden parachutes. Considerations include: the amount should not exceed 3 times average base salary plus guaranteed benefits; golden parachute should be less attractive than an ongoing employment opportunity with the firm.
6.Golden Coffins
a.We vote for shareholder proposals that request a company not to make any death benefit payments to senior executives’ estates or beneficiaries, or pay premiums in respect to any life insurance policy covering a senior executive’s life (“golden coffin”). We carve out benefits provided under a plan, policy or arrangement applicable to a broader group of employees, such as offering group universal life insurance.
b.We vote for shareholder proposals that request shareholder approval of survivor benefits for future agreements that, following the death of a senior executive, would obligate the company to make payments or awards not earned.
ClearBridge Investments

7.Anti-Tax Gross-up Policy
a.We vote for proposals that ask a company to adopt a policy whereby it will not make, or promise to make, any tax gross-up payment to its senior executives, except for tax gross-ups provided pursuant to a plan, policy, or arrangement applicable to management employees of the company generally, such as relocation or expatriate tax equalization policy; we also vote for proposals that ask management to put gross-up payments to a shareholder vote.
b.We vote against proposals where a company will make, or promise to make, any tax gross-up payment to its senior executives without a shareholder vote, except for tax gross-ups provided pursuant to a plan, policy, or arrangement applicable to management employees of the company generally, such as relocation or expatriate tax equalization policy.
8.Employee Stock Ownership Plans (ESOPs)
We vote for proposals that request shareholder approval in order to implement an ESOP or to increase authorized shares for existing ESOPs, except in cases when the number of shares allocated to the ESOP is "excessive" (i.e., generally greater than five percent of outstanding shares).
9.Employee Stock Purchase Plans
a.We vote for qualified plans where all of the following apply:
•The purchase price is at least 85 percent of fair market value
•The offering period is 27 months or less
•The number of shares allocated to the plan is five percent or less of outstanding shares
If the above do not apply, we vote on a case-by-case basis.
b.We vote for non-qualified plans where all of the following apply:
•All employees of the company are eligible to participate (excluding 5 percent or more beneficial owners)
•There are limits on employee contribution (ex: fixed dollar amount)
•There is a company matching contribution with a maximum of 25 percent of an employee’s contribution
•There is no discount on the stock price on purchase date (since there is a company match)
If the above do not apply, we vote against the non-qualified employee stock purchase plan.
10. 401(k) Employee Benefit Plans
We vote for proposals to implement a 401(k) savings plan for employees.
11.Stock Compensation Plans
a.We vote for stock compensation plans which provide a dollar-for-dollar cash for stock exchange.
b.We vote on a case-by-case basis for stock compensation plans which do not provide a dollar-for-dollar cash for stock exchange using a quantitative model.
ClearBridge Investments

12.Directors Retirement Plans
a.We vote against retirement plans for non-employee directors.
b.We vote for shareholder proposals to eliminate retirement plans for non-employee directors.
13.Management Proposals to Reprice Options
We vote against management proposals seeking approval to reprice options.
14.Shareholder Proposals Regarding Executive and Director Pay
a.We vote against shareholder proposals seeking to set absolute levels on compensation or otherwise dictate the amount or form of compensation.
b.We vote against shareholder proposals requiring director fees be paid in stock only.
c.We vote against shareholder proposals to eliminate vesting of options and restricted stock on change of control.
d.We vote for shareholder proposals to put option repricing to a shareholder vote.
e.We vote for shareholder proposals that call for a non-binding advisory vote on executive pay (“say-on-pay”). Company boards would adopt a policy giving shareholders the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the proxy statement’s summary compensation table.
f.We vote “annual” for the frequency of say-on-pay proposals rather than once every two or three years.
g.We vote on a case-by-case basis for all other shareholder proposals regarding executive and director pay, taking into account company performance, pay level versus peers, pay level versus industry, and long term corporate outlook.
15.Management Proposals on Executive Compensation
For non-binding advisory votes on executive officer compensation, when management and the external service provider agree, we vote for the proposal. When management and the external service provider disagree, the proposal becomes a refer item. In the case of a Refer item, the factors under consideration will include the following:
•Company performance over the last 1, 3, and 5-year periods on a total shareholder return basis
•Performance metrics for short- and long-term incentive programs
•CEO pay relative to company performance (is there a misalignment)
•Tax gross ups to senior executives
•Change-in-control arrangements
•Presence of a clawback provision, ownership guidelines, or stock holding requirements for senior executives
ClearBridge Investments

16.Stock Retention / Holding Period of Equity Awards
We vote on a case-by-case basis on shareholder proposals asking companies to adopt policies requiring senior executives to retain all or a significant (>50 percent) portion of their shares acquired through equity compensation plans, either:
•While employed and/or for one to two years following the termination of their employment; or
•For a substantial period following the lapse of all other vesting requirements for the award, with ratable release of a portion of the shares annually during the lock-up period
The following factors will be taken into consideration:
•Whether the company has any holding period, retention ratio, or named executive officer ownership requirements currently in place
•Actual stock ownership of the company’s named executive officers
•Policies aimed at mitigating risk taking by senior executives
•Pay practices at the company that we deem problematic
I.State/Country of Incorporation
1.Voting on State Takeover Statutes
a.We vote for proposals to opt out of state freeze-out provisions.
b.We vote for proposals to opt out of state disgorgement provisions.
2.Voting on Re-incorporation Proposals
We vote on a case-by-case basis on proposals to change a company's state or country of incorporation. Considerations include: reasons for re-incorporation (i.e. financial, restructuring, etc); advantages/benefits for change (i.e. lower taxes); compare the differences in state/country laws governing the corporation.
3.Control Share Acquisition Provisions
a.We vote against proposals to amend the charter to include control share acquisition provisions.
b.We vote for proposals to opt out of control share acquisition statutes unless doing so would enable the completion of a takeover that would be detrimental to shareholders.
c.We vote for proposals to restore voting rights to the control shares.
d.We vote for proposals to opt out of control share cashout statutes.
J.Mergers and Corporate Restructuring
1.Mergers and Acquisitions
a.We vote on a case-by-case basis on mergers and acquisitions. Considerations include: benefits/advantages of the combined companies (i.e. economies of scale, operating synergies, increase in market power/share, etc.); offer price (premium or discount); change in the capital structure; impact on shareholder rights.
2.Corporate Restructuring
a.We vote on a case-by-case basis on corporate restructuring proposals involving minority squeeze outs and leveraged buyouts. Considerations include: offer price, other alternatives/offers considered and review of fairness opinions.
ClearBridge Investments

3.Spin-offs
a.We vote on a case-by-case basis on spin-offs. Considerations include the tax and regulatory advantages, planned use of sale proceeds, market focus, and managerial incentives.
4.Asset Sales
a.We vote on a case-by-case basis on asset sales. Considerations include the impact on the balance sheet/working capital, value received for the asset, and potential elimination of diseconomies.
5.Liquidations
a.We vote on a case-by-case basis on liquidations after reviewing management's efforts to pursue other alternatives, appraisal value of assets, and the compensation plan for executives managing the liquidation.
6.Appraisal Rights
a.We vote for proposals to restore, or provide shareholders with, rights of appraisal.
7.Changing Corporate Name
a.We vote for proposals to change the “corporate name”, unless the proposed name change bears a negative connotation.
8.Conversion of Securities
a.We vote on a case-by-case basis on proposals regarding conversion of securities. Considerations include the dilution to existing shareholders, the conversion price relative to market value, financial issues, control issues, termination penalties, and conflicts of interest.
9.Stakeholder Provisions
a.We vote against proposals that ask the board to consider non-shareholder constituencies or other non-financial effects when evaluating a merger or business combination.
K.Social and Environmental Issues
When considering environmental and social (E&S) proposals, we have an obligation to vote proxies in the best interest of our clients, considering both shareholder value as well as societal impact.
1.Sustainability Reporting
a.We vote for proposals seeking greater disclosure on the company’s environmental, social & governance policies and practices;
b.We vote for proposals that would require companies whose annual revenues are at least $5 billion to prepare a sustainability report. All others will be decided on a case-by-case basis.
ClearBridge Investments

2.Diversity & Equality
a.We vote for proposals supporting nomination of most qualified candidates, inclusive of a diverse pool of women and people of color, to the Board of Directors and senior management levels;
b.We vote for proposals requesting comprehensive disclosure on board diversity;
c.We vote for proposals requesting comprehensive disclosure on employee diversity;
d.We vote for proposals requesting comprehensive reports on gender pay disparity;
e.We vote for proposals seeking to amend a company’s EEO statement or diversity policies to prohibit discrimination based on sexual orientation and/or gender identity.
3.Climate Risk Disclosure
a.We vote for climate proposals seeking more disclosure on financial, physical or regulatory risks related to climate change and/or how the company measures and manages such risks;
b.We vote for climate proposals requesting a report/disclosure of goals on GHG emissions from company operations and/or products;
4.Case-by-case E&S proposals (examples)
a.Climate proposals seeking company disclosure on GHG reduction targets and/or goals
b.Animal welfare policies;
c.Human rights and company policies;
d.Operations in high-risk or sensitive areas;
e.Product integrity and marketing.
L.Miscellaneous
1.Charitable Contributions
We vote against proposals to eliminate, direct or otherwise restrict charitable contributions.
2.Political Contributions
We will vote in favor of non-binding proposals for reports on corporate lobbying and political contributions.
In general, we vote on a case-by-case basis on other shareholder proposals pertaining to political contributions. In determining our vote on political contribution proposals we consider, among other things, the following:
•Does the company have a political contributions policy publicly available
•How extensive is the disclosure on these documents
•What oversight mechanisms the company has in place for approving/reviewing political contributions and expenditures
•Does the company provide information on its trade association expenditures
•Total amount of political expenditure by the company in recent history
ClearBridge Investments

3.Operational Items
a.We vote against proposals to provide management with the authority to adjourn an annual or special meeting absent compelling reasons to support the proposal.
b.We vote against proposals to reduce quorum requirements for shareholder meetings below a majority of the shares outstanding unless there are compelling reasons to support the proposal.
c.We vote for by-law or charter changes that are of a housekeeping nature (updates or corrections).
d.We vote for management proposals to change the date/time/location of the annual meeting unless the proposed change is unreasonable.
e.We vote against shareholder proposals to change the date/time/location of the annual meeting unless the current scheduling or location is unreasonable.
f.We vote against proposals to approve other business when it appears as voting item.
4.Routine Agenda Items
In some markets, shareholders are routinely asked to approve:
•the opening of the shareholder meeting
•that the meeting has been convened under local regulatory requirements
•the presence of a quorum
•the agenda for the shareholder meeting
•the election of the chair of the meeting
•regulatory filings
•the allowance of questions
•the publication of minutes
•the closing of the shareholder meeting
We generally vote for these and similar routine management proposals.
5.Allocation of Income and Dividends
We generally vote for management proposals concerning allocation of income and the distribution of dividends, unless the amount of the distribution is consistently and unusually small or large.
6.Stock (Scrip) Dividend Alternatives
a.We vote for most stock (scrip) dividend proposals.
b.We vote against proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.
ClearBridge has determined that registered investment companies, particularly closed end investment companies, raise special policy issues making specific voting guidelines frequently inapplicable. To the extent that ClearBridge has proxy voting authority with respect to shares of registered investment companies, ClearBridge shall vote such shares in the best interest of client accounts and subject to the general fiduciary principles set forth herein without regard to the specific voting guidelines set forth in Section V. A. through L.
The voting policy guidelines set forth herein will be reviewed annually and may be changed by ClearBridge in its sole discretion.
ClearBridge Investments

VI.OTHER CONSIDERATIONS
In certain situations, ClearBridge may determine not to vote proxies on behalf of a client because ClearBridge believes that the expected benefit to the client of voting shares is outweighed by countervailing considerations. Examples of situations in which ClearBridge may determine not to vote proxies on behalf of a client include:
A.Share Blocking
Proxy voting in certain countries requires “share blocking.” This means that shareholders wishing to vote their proxies must deposit their shares shortly before the date of the meeting (e.g. one week) with a designated depositary. During the blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares have been returned to client accounts by the designated depositary. In deciding whether to vote shares subject to share blocking, ClearBridge will consider and weigh, based on the particular facts and circumstances, the expected benefit to clients of voting in relation to the detriment to clients of not being able to sell such shares during the applicable period.
B.Securities on Loan
Certain clients of ClearBridge, such as an institutional client or a mutual fund for which ClearBridge acts as a sub-adviser, may engage in securities lending with respect to the securities in their accounts. ClearBridge typically does not direct or oversee such securities lending activities. To the extent feasible and practical under the circumstances, ClearBridge will request that the client recall shares that are on loan so that such shares can be voted if ClearBridge believes that the expected benefit to the client of voting such shares outweighs the detriment to the client of recalling such shares (e.g., foregone income). The ability to timely recall shares for proxy voting purposes typically is not entirely within the control of ClearBridge and requires the cooperation of the client and its other service providers. Under certain circumstances, the recall of shares in time for such shares to be voted may not be possible due to applicable proxy voting record dates and administrative considerations.
VII.DISCLOSURE OF PROXY VOTING
ClearBridge employees may not disclose to others outside of ClearBridge (including employees of other Franklin business units) how ClearBridge intends to vote a proxy absent prior approval from ClearBridge’s General Counsel/Chief Compliance Officer, except that a ClearBridge investment professional may disclose to a third party (other than an employee of another Franklin business unit) how s/he intends to vote without obtaining prior approval from ClearBridge’s General Counsel/Chief Compliance Officer if (1) the disclosure is intended to facilitate a discussion of publicly available information by ClearBridge personnel with a representative of a company whose securities are the subject of the proxy, (2) the company’s market capitalization exceeds $1 billion and (3) ClearBridge has voting power with respect to less than 5% of the outstanding common stock of the company.
If a ClearBridge employee receives a request to disclose ClearBridge’s proxy voting intentions to, or is otherwise contacted by, another person outside of ClearBridge (including an employee of another Franklin business unit) in connection with an upcoming proxy voting matter, he/she should immediately notify ClearBridge’s General Counsel/Chief Compliance Officer.
If a portfolio manager wants to take a public stance with regards to a proxy, s/he must consult with ClearBridge’s General Counsel/Chief Compliance Officer before making or issuing a public statement.
ClearBridge Investments

VIII.RECORDKEEPING AND OVERSIGHT
ClearBridge shall maintain the following records relating to proxy voting:
•a copy of these policies and procedures;
•a copy of each proxy form (as voted);
•a copy of each proxy solicitation (including proxy statements) and related materials with regard to each vote;
•documentation relating to the identification and resolution of conflicts of interest;
•any documents created by ClearBridge that were material to a proxy voting decision or that memorialized the basis for that decision; and
•a copy of each written client request for information on how ClearBridge voted proxies on behalf of the client, and a copy of any written response by ClearBridge to any (written or oral) client request for information on how ClearBridge voted proxies on behalf of the requesting client.
Such records shall be maintained and preserved in an easily accessible place for a period of not less than six years from the end of the fiscal year during which the last entry was made on such record, the first two years in an appropriate office of the ClearBridge adviser.
To the extent that ClearBridge is authorized to vote proxies for a United States Registered Investment Company, ClearBridge shall maintain such records as are necessary to allow such fund to comply with its recordkeeping, reporting and disclosure obligations under applicable laws, rules and regulations.
In lieu of keeping copies of proxy statements, ClearBridge may rely on proxy statements filed on the EDGAR system as well as on third party records of proxy statements and votes cast if the third party provides an undertaking to provide the documents promptly upon request.

ClearBridge Investments

PART C. OTHER INFORMATION
Item 25. Financial Statements and Exhibits

1.    Financial Statements:

Included in Part A:
Not applicable.

Included in Part B:
Report of Independent Registered Public Accounting Firm
Financial Statement and Notes to Financial Statement
A Financial Statement indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act is filed as part of the Statement of Additional Information.

2.    Exhibits

(a)	Articles of Incorporation
	(i)	Certificate of Trust dated 09/20/2018 - Filed as Ex 99(a)(i) on 12/17/2018 (Accession No. 0001756404-18-000008)
	(ii)	Agreement and Declaration of Trust Instrument dated 05/29/2019 - Filed as Ex 99(a)(ii) on 06/18/2019 (Accession No. 0001756404-19-000016)

(b)	By-laws
	(i)	By-laws of the Registrant dated 06/09/2020 - Filed as Ex 99(b) on 07/27/2022 (Accession No. 0001756404-22-000034)

(c)	Voting Trust Agreement - Not Applicable

(d)	Shareholders rights are contained in the portions of the Agreement and Declaration of Trust and By-Laws relating to shareholders' rights. (See exhibits (a)(ii) and (b))

(e)	Dividend Reinvestment Plan - Not Applicable

(f)	Constituent Instruments - Not Applicable

(g)	Investment Advisory Agreements
	(1)	Management Agreement with Principal Global Investors, LLC dated 06/25/2019 - Filed as Ex 99(g)(1) on 07/18/2019 (Accession No. 0001756404-19-000071)
	(2)	a.	Clearbridge Investments (North America) PTY Limited Sub-Advisory Agreement dated 07/31/2020 - Filed as Ex 99(g)(2)a on 07/27/2021 (Accession No. 0001756404-21-000030
		b.	Principal Real Estate Investors, LLC Sub-Advisory Agreement dated 06/25/2019 - Filed as Ex 99(g)(2)(c) on 07/18/2019 (Accession No. 0001756404-19-000071)
		c.	Tortoise Capital Advisors, LLC Amended and Restated Sub-Advisory Agreement dated 11/01/2019 - Filed as Ex 99(g)(2)(e) on 12/11/2019 (Accession No. 0001756404-19-000111)

(h)	(i)
Distribution Agreement with Principal Funds Distributor, Inc. for Class A, Class Y and Institutional Class Shares dated 06/25/2019 - Filed as Ex 99(h)(i) on 07/18/2019 (Accession No. 0001756404-19-000071)

	(ii)	Form of Selling Agreement with Principal Funds Distributor, Inc. - Filed as Ex 99(h)(ii) on 06/18/2019 (Accession No. 0001756404-19-000016)

(i)	Bonus, profit sharing or pension plans -- Not Applicable

(j)	Custodian Agreements
	(i)	Custody Agreement with The Bank of New York Mellon dated 06/25/2019 - Filed as Ex 99(j) on 07/18/2019 (Accession No. 0001756404-19-000071)

(k)	Other Material Contracts
	(i)	Transfer Agency Agreement between the Registrant and Principal Shareholder Services, Inc. dated 06/25/2019 *
	(ii)	Class A Distribution and Shareholder Services Plan with Principal Funds Distributor, Inc. dated 06/25/2019 - Filed as Ex 99(k)(ii) on 07/18/2019 (Accession No. 0001756404-19-000071)
	(iii)	Multiple Share Class Plan under the Investment Company Act of 1940 dated 06/25/2019 - Filed as Ex 99(k)(iii) on 07/18/2019 (Accession No. 0001756404-19-000071)
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	(iv)	Principal Diversified Select Real Asset Fund - Contractual Fee Waiver Agreement dated 08/01/2023 *
(v)
Powers of Attorney for Barnes, Damos, Dunbar, Halter, Hirsch, McMillan, Nickels, and VanDeWeghe dated 03/18/2020 (Filed as Ex 99(s)1 on 07/27/2021 Accession No. 0001756404-21-000030); Power of Attorney for V. Hymes dated 12/15/2020 (Filed as Ex 99(s)3 on 07/27/2021 Accession No. 0001756404-21-000030); Power of Attorney for P. Lattimer dated 12/15/2020 (Filed as Ex 99(s)4 on 07/27/2021 Accession No. 0001756404-21-000030); Power of Attorney for K. Dyer and P. Grieb dated 01/26/2023 and for K. Bhatia and K. McCullum dated 04/26/2023 filed herein*

(l)	Legal Opinion *

(m)	Consent to Service - Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm *

(o)	Omitted Financial Statements - Not Applicable

(p)	Initial Capital Agreements
	1	Letter of Investment Intent dated 06/03/2019 - Filed as Ex 99(p) on 06/18/2019 (Accession No. 0001756404-19-000016)
	2	Letter of Investment Intent dated 06/25/2019 - Filed as Ex 99(p)(2) on 07/18/2019 (Accession No. 0001756404-19-000071)

(q)	Model Plan - Not Applicable

(r)	Code of Ethics
	(1)	ClearBridge Investments (North America) Pty Limited Code of Ethics dated 10/2021 - Filed as Ex 99(r)(1) on 07/27/2022 (Accession No. 0001756404-22-000034)
	(2)	Code of Ethics of Registrant, Principal Global Investors, LLC, and Principal Real Estate Investors, LLC dated 02/01/2023 *
	(3)	Tortoise Capital Advisors LLC Code of Ethics dated 07/30/2020 - Filed as Ex 99(r)(4) on 07/27/2022 (Accession No. 0001756404-22-000034)
* Filed herein

Item 26. Marketing Arrangements
    Distribution Agreement is filed as Exhibit (h)(i).
Item 27. Other Expenses of Issuance and Distribution

Description	Amount
SEC Registration and Filing Fees	$13,000
Legal Fees and Expenses	$0
Accounting Fees and Expenses	$106,000
State Blue-Sky Fees and Expenses	$87,000
Miscellaneous Fees	$125,000
Trustees and Transfer Agent's Fees	$148,000
Costs of Printing	$8,000
Total Fees	$487,000
Item 28.    Persons Controlled by or Under Common Control with the Fund
    The Fund does not control and is not under common control with any person.
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Item 29. Number of Holders of Securities
    Set forth below is the number of record holders as of June 30, 2023 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Class A	3
Institutional Class	2
Class Y	2
Item 30.    Indemnification
The Registrant’s Trust Instrument provides that:
    Indemnification. The Trust shall indemnify and advance expenses to any person who is or was a Trustee, officer or employee of the Trust, or a trustee, director, officer or employee of any other entity which he serves or served at the request of the Trust and in which the Trust has or had any interest as a shareholder, creditor, or otherwise (each of such persons a "Covered Person") to the maximum extent permitted by Delaware law and the 1940 Act, against all liabilities and reasonable expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and expenses including reasonable accountants’ and counsel fees) reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal or derivative, before any court or administrative or legislative body, in which he may be involved or with which he may be threatened, while as a Covered Person or thereafter, by reason of being or having been such a Covered Person, except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of his duties involved in the conduct of such Covered Person's office. The payment of expenses in advance of the final disposition of an action, suit or proceeding as provided for herein may be made on terms fixed by the Board of Trustees and conditioned upon receipt of an undertaking by or on behalf of the Covered Person to repay to the Trust any amounts so paid if it is ultimately determined that indemnification of such expenses is not authorized under this Section 9.2. No amendment of this Declaration of Trust or repeal of any of the provisions hereof shall limit or eliminate the right of indemnification provided by this Section 9.2 with respect to acts or omissions occurring prior to such amendment or repeal.
    Indemnification Not Exclusive. The right of indemnification provided by this Article IX shall not be exclusive of or affect any other rights to which any Covered Person may be entitled. As used in this Article IX, "Covered Person" shall include such person's heirs, executors and administrators, and a "disinterested, non-party Trustee" is a Trustee who is neither an Interested Person of the Trust nor a party to the proceeding in question.
    Shareholders. In case any Shareholder or former Shareholder of any Series or Class shall be held to be personally liable solely by reason of his being or having been a Shareholder of such Series or Class and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Series or Class to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by the Shareholder, assume the defense of any claim made against the Shareholder for any act or obligation of the Series or Class and satisfy any judgment thereon from the assets of the Series or Class. The indemnification and reimbursement required by the preceding sentence shall be made only out of assets of the one or more Series or Classes whose Shares were held by said Shareholder at the time the act or event occurred which gave rise to the claim against or liability of said Shareholder. The rights accruing to a Shareholder under this Section shall not impair any other right to which such Shareholder may be lawfully entitled, nor shall anything herein contained restrict the right of the Trust or any Series or Class to indemnify or reimburse a Shareholder in any appropriate situation even though not specifically provided herein.
Right to Indemnification. Subject to the exceptions and limitations contained in Section 9.02, every person who is or was a Trustee, officer or employee of the Trust, including persons who serve or served at the request of the Trust as directors, trustees, officers or employees of another organization in which the Trust has or had an interest as a shareholder, creditor or otherwise (each, a “Covered Person”), shall be indemnified by the Trust to the maximum extent permitted by law against all liability and reasonable expenses incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his or her being or having been such a director, trustee, officer or employee and against amounts paid or incurred by him in settlement thereof.
Exceptions. No indemnification shall be provided hereunder to a Covered Person:
    (a) for any liability to the Trust or its shareholders arising out of a final adjudication by the court or other body before which the proceeding was brought that the Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;
    (b) with respect to any matter as to which the Covered Person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust; or
    (c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b) of this Section 9.02) and resulting in a payment by a Covered Person, unless there has been either a determination that
3

such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition, or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct, such determination being made by: (i) a vote of a majority of the Disinterested Trustees (as such term is defined in Section 9.04) acting on the matter; or (ii) a written opinion of independent legal counsel.
Advancement of Expenses. Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Article 9 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Article 9, provided that either: (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or (b) a majority of the Disinterested Trustees acting on the matter or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to the facts available upon a full trial), that there is a reason to believe that the Covered Person ultimately will be found entitled to indemnification.
Certain Defined Terms Relating to Indemnification. For purposes of this Article 9: (a) "liability and reasonable expenses" shall include hut not be limited to reasonable counsel fees and disbursements, amounts of any judgment, fine or penalty, and reasonable amounts paid in settlement; (b) "claim, action, suit or proceeding" shall include every such claim, action, suit or proceeding, whether civil or criminal, derivative or otherwise, administrative, judicial or legislative, any appeal relating thereto, and shall include any reasonable apprehension or threat of such a claim, action, suit or proceeding; (c) a "Covered Person" shall include such person's heirs, executors and administrators; and (d) a “Disinterested Trustee” shall mean a Trustee (i) who is not an “Interested Person” (as defined in the 1940 Act) of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the SEC), and (ii) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.
Each trustee has entered into an indemnification agreement with the Fund. In addition, the interested directors each have available indemnifications from Principal Financial Group, Inc., the parent company of his/her employer, the Fund’s sponsor.
Item 31. Business or Other Connections of Investment Adviser
    Principal Global Investors, LLC ("PGI") serves as investment adviser and administrator for the Fund, Principal Funds, Inc., Principal Variable Contracts Funds, Inc., and Principal Exchange-Traded Funds. PGI is part of a diversified global asset management organization which utilizes a multi-boutique strategy of specialized investment groups and affiliates to provide institutional investors and individuals with diverse investment capabilities, including fixed income, equities, real estate, currency, asset allocation and stable value. A complete list of the officers and directors of the investment adviser, PGI, are set out below.
    PGI is an indirect wholly-owned subsidiary of Principal Financial Group, Inc. (together with its affiliates, "Principal"), the headquarters of which is located at 711 High Street, Des Moines, Iowa. Many of the individuals listed below support Principal in various capacities, in some cases as directors or officers, in addition to their role with PGI. The below list includes individuals (designated by an *), who serve as officers and directors of the Registrant. For these individuals, the information as set out in the Statement of Additional Information (See Part B) under the caption "Management Information" is incorporated by reference.

	NAME	OFFICE WITH INVESTMENT ADVISOR (PGI)
	Chris Agbe-Davies	Vice President, Associate General Counsel and Assistant Secretary
*	Kamal Bhatia	Director, Chief Operating Officer and Senior Executive Director - Principal Asset Management
	David M. Blake	Director and Senior Executive Director - Fixed Income
	Jill M. Blosser	Assistant Vice President and Chief Accounting Officer
	Randy D. Bolin	Vice President and Associate General Counsel
	Wei-erh Chen	Assistant General Counsel
	Daniel R. Coleman	Chief Investment Officer - Edge Asset Management
	Sudipto De	Head of Investment Risk
	Andrew Dion	Managing Director and Chief Operating Officer - Global Fixed Income
	George Djurasovic	Vice President - Principal Asset Management General Counsel
	Jen Dulski	Counsel
	Debra Svoboda Epp	Assistant General Counsel
	Todd E. Everett	Chief Executive Officer - Principal Real Estate Investors
	Karl Goodman	Counsel
*	Gina L. Graham	Vice President and Treasurer
*	Patrick G. Halter	Chair, Chief Executive Officer, and President - Principal Asset Management
	Melinda L. Hanrahan	Managing Director - Global Equities
4

	NAME	OFFICE WITH INVESTMENT ADVISOR (PGI)
	Angela Harrison	Counsel
	Corrine Hatala	Counsel
	Monica L. Haun	Managing Director - Boutique Operations
	Maggie Hibbs	Counsel
	Timothy A. Hill	Senior Executive Director - U.S. and Europe Client Group - Principal Asset Management
	Jill M. Hittner	Director and Executive Managing Director - Chief Financial Officer - Principal Asset Management
	Daniel J. Houston	Director
	Todd A. Jablonski	Chief Investment Officer, Executive Director, and Head of Asset Allocation
	Jaime M. Kiehn	Managing Director - Product Specialist
	Justin T. Lange	Chief Compliance Officer - Principal Asset Management
*	Laura B. Latham	Counsel
	Mitchell Maahs	Counsel
	Kenneth A. McCullum	Director
	Adrienne L. McFarland	Assistant General Counsel and Secretary
	Amy M. McNally	Global Head Risk Management - PGI
	Everett S. Miles	Vice President - Capital Markets
	Brian S. Ness	Executive Director and Chief Information Officer - PGAM and PI
*	Deanna Pellack	Counsel
	Colin D. Pennycooke	Assistant General Counsel
	Christopher J. Reddy	Executive Director - Investment and Client Solutions
*	Teri Root	Chief Compliance Officer - Funds
	Kelly D. Rush	Chief Investment Officer - Global RE Securities
	Mustafa Sagun	Chief Investment Officer - PGI Equities
	Charles M. Schneider	Counsel
*	Adam U. Shaikh	Assistant General Counsel
	Ellen W. Shumway	Director and Senior Executive Director - Strategy and Investments
	Deanna D. Strable-Soethout	Director
*	John L. Sullivan	Counsel
	Barbara Wenig	Executive Director - Head of Global Operations and Platforms
	Kenneth Kirk West	Executive Director - International Business and Clients
*	Dan L. Westholm	Assistant Vice President - Treasury
	Brooke Yang	Counsel
Item 32.    Location of Accounts and Records
    Accounts, books and other documents of the Registrant are located at the offices of the Registrant and its Investment Adviser: 801 Grand Avenue, Des Moines, Iowa 50392.
Item 33.    Management Services
Not applicable.
Item 34.    Undertakings
1.    Not applicable.
2.     Not applicable.
3.    Not applicable.
4.    The Registrant undertakes:
(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth
5

in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.    Not applicable.
6.    The Registrant undertakes to send by first class mail or other means designed to ensure equally promptly delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

Exhibit Index:

Transfer Agency Agreement	Exhibit (k)(i)
Contractual Fee Waiver Agreement	Exhibit (k)(iv)
Power of Attorney	Exhibit (k)(v)
Legal Opinion	Exhibit (l)
Consent of Auditors	Exhibit (n)
Code of Ethics	Exhibit (m)(1)
6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement under rule 486(b) under the Securities Act and  has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Des Moines and State of Iowa, on the 26th day of July, 2023.

Principal Diversified Select Real Asset Fund (Registrant) /s/ K. Bhatia _____________________________________ K. Bhatia Director, President and Chief Executive Officer
Attest: /s/ B. C. Wilson ______________________________________ B. C. Wilson Vice President and Secretary

7

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ K. Bhatia __________________________ K. Bhatia	Director, President and Chief Executive Officer (Principal Executive Officer)	July 26, 2023

/s/ M. Scholten __________________________ M. Scholten	Chief Financial Officer (Principal Financial Officer)	July 26, 2023

/s/ M. Hoffman __________________________ M. Hoffman	Vice President and Controller (Controller)	July 26, 2023

(L. T. Barnes)* __________________________ L. T. Barnes	Trustee	July 26, 2023

(C. Damos)* __________________________ C. Damos	Trustee	July 26, 2023

(K. Dyer)* __________________________ K. Dyer	Trustee	July 26, 2023

(F. Greib)* __________________________ F. Grieb	Trustee	July 26, 2023

(P. G. Halter)* __________________________ P. G. Halter	Trustee	July 26, 2023

(F. S. Hirsch)* __________________________ F. S. Hirsch	Trustee	July 26, 2023

(V. Hymes)* __________________________ V. Hymes	Trustee	July 26, 2023

(P. L. Lattimer)* __________________________ P. L. Lattimer	Trustee	July 26, 2023

(K. McCullum)* __________________________ K. McCullum	Trustee	July 26, 2023

(K. McMillan)* __________________________ K. McMillan	Trustee	July 26, 2023

(E. A. Nickels)* __________________________ E. A. Nickels	Trustee	July 26, 2023

(M. M. VanDeWeghe)* __________________________ M. M. VanDeWeghe	Trustee	July 26, 2023

	/s/ K. Bhatia _____________________________________ K. Bhatia Director, President and Chief Executive Officer	July 26, 2023

* Pursuant to Powers of Attorney for Barnes, Damos, Dunbar, Halter, Hirsch, McMillan, Nickels, and VanDeWeghe dated 03/18/2020 appointing A. U. Shaikh (Filed as Ex 99(s)1 on 07/27/2021 Accession No. 0001756404-21-000030); Power of Attorney for V. Hymes dated 12/15/2020 (Filed as Ex 99(s)3 on 07/27/2021 Accession No. 0001756404-21-000030); Power of Attorney for P. L. Lattimer dated 12/15/2020 (Filed as Ex 99(s)4 on 07/27/2021 Accession No. 0001756404-21-000030); and Power of Attorney for K. Dyer and F. Grieb dated 01/26/2023 and for K. Bhatia and K. McCullum dated 04/26/2023 filed herein.

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